Exhibit 99.2

Annual Report 2011

Financial Report

Management report

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. Beer, the original social network, has been bringing people together for thousands of years and our portfolio of well over 200 beer brands continues to forge strong connections with consumers. We invest the majority of our brand-building resources on our Focus Brands - those with the greatest growth potential such as global brands Budweiser®, Stella Artois® and Beck’s®, alongside Leffe®, Hoegaarden®, Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Hasseröder® and Jupiler®. In addition, the company owns a 50 percent equity interest in the operating subsidiary of Grupo Modelo, Mexico’s leading brewer and owner of the global Corona® brand. Anheuser-Busch InBev’s dedication to heritage and quality originates from the Den Hoorn brewery in Leuven, Belgium dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser-Busch InBev leverages the collective strengths of its approximately 116 000 employees based in 23 countries worldwide. In 2011, AB InBev realized 39.0 billion US dollar revenue. The company strives to be the Best Beer Company in a Better World. For more information, please visit: www.ab-inbev.com.

The following management report should be read in conjunction with Anheuser-Busch InBev’s audited consolidated financial statements.

In the rest of this document we refer to Anheuser-Busch InBev as “AB InBev” or “the company”.

Selected financial figures

To facilitate the understanding of AB InBev’s underlying performance, the comments in this management report, unless otherwise indicated, are based on organic and normalized numbers. “Organic” means the financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scopes. Scopes represent the impact of acquisitions and divestitures, the start-up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year-over-year changes in accounting estimates and other assumptions that management does not consider part of the underlying performance of the business.

Whenever used in this report, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS, effective tax rate) before non-recurring items. Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the company due to their size or nature. Normalized measures are additional measures used by management, and should not replace the measures determined in accordance with IFRS as an indicator of the company’s performance, but rather should be used in conjunction with the most directly comparable IFRS measures.

The tables below set out the components of AB InBev’s operating income and operating expenses, as well as the key cash flow figures.

Million US dollar	2011	%	2010	%

Revenue[1]	39 046	100%	36 297	100%
Cost of sales	(16 634)	43%	(16 151)	44%

Gross profit	22 412	57%	20 146	56%
Distribution expenses	(3 313)	8%	(2 913)	8%
Sales and marketing expenses	(5 143)	13%	(4 712)	13%
Administrative expenses	(2 043)	5%	(1 960)	6%
Other operating income/(expenses)	694	2%	604	2%

Normalized profit from operations (Normalized EBIT)	12 607	32%	11 165	31%
Non-recurring items	(278)	1%	(268)	1%

Profit from operations (EBIT)	12 329	32%	10 897	30%

Depreciation, amortization and impairment	2 783	7%	2 788	8%
Normalized EBITDA	15 357	39%	13 869	38%
EBITDA	15 112	39%	13 685	38%

Normalized profit attributable to equity holders of AB InBev	6 449	17%	5 040	14%
Profit attributable to equity holders of AB InBev	5 855	15%	4 026	11%

Million US dollar	2011	2010

Operating activities
Profit	7 959	5 762
Interest, taxes and non-cash items included in profit	7 420	8 503

Cash flow from operating activities before changes in working capital and use of provisions	15 379	14 265

Change in working capital	1 409	226
Pension contributions and use of provisions	(710)	(519)
Interest and taxes (paid)/received	(3 998)	(4 450)
Dividends received	406	383

Cash flow from operating activities	12 486	9 905

Investing activities
Net capex	(3 256)	(2 123)
Acquisition and sale of subsidiaries, net of cash acquired/disposed of [2]	(25)	(28)
Proceeds from the sale of associates and assets held for sale	39	146
Proceeds from the sale of/(investments in) short-term debt securities	529	(604)
Other[2]	(18)	63

Cash flow from investing activities	(2 731)	(2 546)

Financing activities
Dividends paid	(3 088)	(1 924)
Net (payments on)/proceeds from borrowings	(4 558)	(4 290)
Net proceeds from the issue of share capital	155	215
Other (including net finance cost other than interest)	(1 505)	(758)

Cash flow from financing activities	(8 996)	(6 757)

Net increase/(decrease) in cash and cash equivalents	759	602

[1]	Turnover less excise taxes. In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to the company’s customers.
[2]	Reclassified to conform to the 2011 presentation

Financial performance

Both from an accounting and managerial perspective, AB InBev is organized along seven business zones. The Export and Packaging businesses are reported in the Global Export and Holding Companies segment.

The tables below provide a summary of the performance of AB InBev (in million US dollar, except volumes in thousand hectoliters) and the related comments are based on organic numbers.

AB INBEV WORLDWIDE	2010	Scope[1]	Currency translation	Organic growth	2011	Organic growth %

Volumes (thousand hectoliters)	398 918	1 297	—	(850)	399 365	(0.2)%
Revenue	36 297	(59)	1 137	1 670	39 046	4.6%
Cost of sales	(16 151)	167	(389)	(260)	(16 634)	(1.6)%
Gross profit	20 146	108	749	1 409	22 412	7.0%
Distribution expenses	(2 913)	—	(133)	(267)	(3 313)	(9.2)%
Sales and marketing expenses	(4 712)	(68)	(167)	(196)	(5 143)	(4.1)%
Administrative expenses	(1 960)	(1)	(78)	(5)	(2 043)	(0.2)%
Other operating income/(expenses)	604	(78)	35	134	694	25.5%
Normalized EBIT	11 165	(38)	405	1 076	12 607	9.7%
Normalized EBITDA	13 869	(69)	491	1 066	15 357	7.7%
Normalized EBITDA margin	38.2%				39.3%	113 bp

In 2011 AB InBev delivered EBITDA growth of 7.7%, while its EBITDA margin increased 113 bp, reaching 39.3%.

Consolidated volumes decreased 0.2%, with own beer volumes decreasing 0.1% and non-beer volumes growing 1.5%. Third party volumes decreased 29.5% due to the termination of third party legacy commercial products contracts in Western Europe. Total Focus Brands volumes grew 0.8% led by Quilmes in Argentina, Antarctica in Brazil, Budweiser and Harbin in China and Bud in Russia. Focus brands are those with the greatest growth potential within each relevant consumer segment and to which AB InBev directs the majority of its marketing resources.

Consolidated revenue grew 4.6% to 39 046m US dollar, with revenue per hectoliter improving 5.0%. On a constant geographic basis (i.e. eliminating the impact of faster growth in countries with lower revenue per hectoliter), organic revenue growth per hectoliter improved 5.8%.

Consolidated Cost of Sales (CoS) increased 1.6%, or 1.7% per hectoliter. On a constant geographic basis, CoS per hectoliter increased 2.7%.

[1]	See Glossary.

VOLUMES

The table below summarizes the volume evolution per zone and the related comments are based on organic numbers. Volumes include not only brands that AB InBev owns or licenses, but also third party brands that the company brews as a subcontractor and third party products that it sells through AB InBev’s distribution network, particularly in Western Europe. Volumes sold by the Global Export business are shown separately. The pro-rata stake of volumes in Modelo is not included in the reported volumes.

Thousand hectoliters	2010	Scope	Organic growth	2011	Organic growth %

North America	129 476	(641)	(3 935)	124 899	(3.1)%
Latin America North	120 056	(516)	800	120 340	0.7%
Latin America South	33 854	—	710	34 565	2.1%
Western Europe	31 833	(51)	(895)	30 887	(2.8)%
Central and Eastern Europe	26 750	—	(1 061)	25 690	(4.0)%
Asia Pacific	50 268	2 413	3 299	55 980	6.6%
Global Export and Holding Companies	6 681	92	231	7 004	3.4%

AB InBev Worldwide	398 918	1 297	(850)	399 365	(0.2)%

North America total volumes decreased 3.1%. Shipment volumes in the United States and domestic US beer selling-day adjusted sales-to-retailers (STRs) fell 3.2% and 3.0%, respectively. The company estimates that the industry declined by approximately 1.8% in 2011 with company’s market share declining by approximately 60 bp. The company gained share with Michelob Ultra and its high end brands, maintained share with Bud Light and, as anticipated, it saw approximately 40 bp of market share loss in sub-premium following the company’s decision to start to close the price gap between the sub-premium and premium brands in 2010. The company estimates that Budweiser lost approximately 30 bp of market share during the year, with the rate of decline continuing to decelerate. In fact, based on IRI data, the rate of decline has been cut by half during the year, on a rolling twelve month basis.

In Canada, the industry showed some recovery in the second half of the year but remains soft. Own beer volumes fell 1.3% in 2011. Market share was stable at around the 41% level for the last fifteen months. Budweiser continues to consolidate its position as the country’s number 1 beer brand and gained market share.

Latin America North volumes grew 0.7%, with beer volume growth of 0.5% and soft drinks up 1.1%. In Brazil, the company estimates industry beer volumes grew by 1.8% with AB InBev’s volumes essentially flat following the decision to focus more on revenue management and profitability, rather than volume. Additionally, volumes in 2011 reflect difficult comparables to 2010, when beer and soft drink volumes in Brazil grew by 10.5% and 7.3%, respectively, helped by the FIFA World Cup, successful innovation launches and market share gains. Low growth in real disposable income is also impacting 2011 volumes.

Latin America South total volumes increased 2.1%, with beer and non-beer volumes growing 3.0% and 0.6%, respectively. In Argentina beer volumes grew 4.7% driven by industry growth and market share gains. Stella Artois continued to deliver a strong performance in the premium segment. The Quilmes brand grew 3.1%, supported by innovation, including the launch of the aluminum bottle in the nightlife channel.

Western Europe own beer volumes grew 0.4%, while total volumes declined 2.8% following the termination of third-party legacy commercial products contracts in the United Kingdom in March 2011. Third party products volumes represented only approximately 6% of total Western Europe volumes in 2011, down from nearly 10% in 2010. Own beer volumes in Belgium grew 1.6% mainly driven by positive industry dynamics, with market share marginally ahead of last year. The increase was partially offset by an exceptionally cold and rainy summer period. In Germany, own beer volumes grew 5.2%, driven by the relisting of company’s products by a major retail customer, a strong performance of Focus Brands and market share gains. In the United Kingdom, own beer volumes declined 6%, impacted by poor summer weather and with a difficult comparison with the growth experienced in 2010, which was driven by the FIFA World Cup and the re-launch of Budweiser. In April 2011, Stella Artois Cidre was successfully launched, becoming by year end the number 2 premium cider in the off-trade channel.

Central and Eastern Europe volumes decreased 4.0%. In Russia, beer volumes fell 5.6%, as market conditions continued to be challenging. The company gained 15 bp of market share in value terms as a consequence of its premiumization strategy, driven by a strong performance of the super premium brands Bud, Hoegaarden and Stella Artois. Volume market share was down 29 bp. In Ukraine, beer volumes declined 1.4% due to lower industry volumes, which were partially offset by market share gains following several product and package innovations supporting the company’s main brand Chernigivske.

Asia Pacific volumes grew 6.6%. Beer volumes in China grew 6.4%. Including the two acquisitions during the year, China volumes grew 11.2%. Focus Brands, which represent almost 70% of the company’s volumes in China, delivered organic growth of 13.9%. Budweiser and Harbin grew by double digits, both benefiting from further geographic expansion and innovations.

OPERATING ACTIVITIES BY ZONE

The tables below provide a summary of the performance of each geographical zone (in million US dollar, except volumes in thousand hectoliters) and the related comments are based on organic numbers.

AB INBEV WORLDWIDE	2010	Scope	Currency translation	Organic growth	2011	Organic growth %

Volumes	398 918	1 297	—	(850)	399 365	(0.2)%
Revenue	36 297	(59)	1 137	1 670	39 046	4.6%
Cost of sales	(16 151)	167	(389)	(260)	(16 634)	(1.6)%
Gross profit	20 146	108	749	1 409	22 412	7.0%
Distribution expenses	(2 913)	—	(133)	(267)	(3 313)	(9.2)%
Sales and marketing expenses	(4 712)	(68)	(167)	(196)	(5 143)	(4.1)%
Administrative expenses	(1 960)	(1)	(78)	(5)	(2 043)	(0.2)%
Other operating income/(expenses)	604	(78)	35	134	694	25.5%
Normalized EBIT	11 165	(38)	405	1 076	12 607	9.7%
Normalized EBITDA	13 869	(69)	491	1 066	15 357	7.7%
Normalized EBITDA margin	38.2%				39.3%	113 bp

NORTH AMERICA	2010	Scope	Currency translation	Organic growth	2011	Organic growth %

Volumes	129 476	(641)	—	(3 935)	124 899	(3.1)%
Revenue	15 296	(139)	105	43	15 304	0.3%
Cost of sales	(6 946)	139	(26)	106	(6 726)	1.6%
Gross profit	8 349	—	79	149	8 578	1.8%
Distribution expenses	(774)	(10)	(19)	(4)	(807)	(0.6)%
Sales and marketing expenses	(1 565)	(4)	(13)	(59)	(1 640)	(3.8)%
Administrative expenses	(526)	(2)	(3)	57	(475)	10.8%
Other operating income/(expenses)	61	—	—	(7)	54	(11.8)%
Normalized EBIT	5 546	(16)	44	135	5 710	2.4%
Normalized EBITDA	6 444	(18)	49	98	6 573	1.5%
Normalized EBITDA margin	42.1%				42.9%	53 bp

LATIN AMERICA NORTH	2010	Scope	Currency translation	Organic growth	2011	Organic growth %

Volumes	120 056	(516)	—	800	120 340	0.7%
Revenue	10 018	(58)	686	878	11 524	8.8%
Cost of sales	(3 410)	64	(217)	(175)	(3 738)	(5.2)%
Gross profit	6 608	6	468	703	7 786	10.6%
Distribution expenses	(1 128)	15	(77)	(142)	(1 332)	(12.8)%
Sales and marketing expenses	(1 238)	30	(73)	19	(1 263)	1.6%
Administrative expenses	(518)	7	(31)	7	(535)	1.3%
Other operating income/(expenses)	359	(72)	28	148	462	51.6%
Normalized EBIT	4 083	(14)	315	734	5 118	18.0%
Normalized EBITDA	4 780	(55)	356	733	5 814	15.5%
Normalized EBITDA margin	47.7%				50.5%	292 bp

LATIN AMERICA SOUTH	2010	Scope	Currency translation	Organic growth	2011	Organic growth %

Volumes	33 854	—	—	710	34 565	2.1%
Revenue	2 182	—	(18)	540	2 704	24.7%
Cost of sales	(842)	—	13	(211)	(1 040)	(25.0)%
Gross profit	1 340	—	(5)	329	1 664	24.6%
Distribution expenses	(180)	—	5	(52)	(227)	(28.9)%
Sales and marketing expenses	(228)	—	2	(46)	(272)	(20.1)%
Administrative expenses	(75)	—	—	(10)	(85)	(12.9)%
Other operating income/(expenses)	(8)	—	—	9	1	119.3%
Normalized EBIT	849	—	1	231	1 081	27.2%
Normalized EBITDA	1 009	—	1	245	1 254	24.3%
Normalized EBITDA margin	46.2%				46.4%	(17	)bp

WESTERN EUROPE	2010	Scope	Currency translation	Organic growth	2011	Organic growth %

Volumes	31 833	(51)	—	(895)	30 887	(2.8)%
Revenue	3 937	(5)	215	(202)	3 945	(5.1)%
Cost of sales	(1 883)	2	(86)	315	(1 652)	16.8%
Gross profit	2 054	(3)	129	113	2 293	5.5%
Distribution expenses	(393)	1	(23)	7	(409)	1.7%
Sales and marketing expenses	(716)	—	(42)	(2)	(760)	(0.3)%
Administrative expenses	(291)	—	(18)	4	(305)	1.4%
Other operating income/(expenses)	83	—	1	(47)	37	(57.3)%
Normalized EBIT	737	(2)	46	75	856	10.1%
Normalized EBITDA	1 099	(2)	67	60	1 225	5.5%
Normalized EBITDA margin	27.9%				31.0%	313 bp

CENTRAL AND EASTERN EUROPE	2010	Scope	Currency translation	Organic growth	2011	Organic growth %

Volumes	26 750	—	—	(1 061)	25 690	(4.0)%
Revenue	1 619	—	44	92	1 755	5.7%
Cost of sales	(857)	—	(22)	(105)	(984)	(12.3)%
Gross profit	762	—	22	(14)	771	(1.8)%
Distribution expenses	(191)	—	(6)	(27)	(224)	(14.0)%
Sales and marketing expenses	(353)	—	(13)	(55)	(420)	(15.5)%
Administrative expenses	(109)	—	(3)	4	(108)	4.1%
Other operating income/(expenses)	7	—	—	(5)	2	(66.5)%
Normalized EBIT	117	—	(1)	(96)	21	(81.4)%
Normalized EBITDA	323	—	4	(102)	225	(31.5)%
Normalized EBITDA margin	20.0%				12.8%	(702	) bp

ASIA PACIFIC	2010	Scope	Currency translation	Organic growth	2011	Organic growth %

Volumes	50 268	2 413	—	3 299	55 980	6.6%
Revenue	1 767	142	92	316	2 317	17.1%
Cost of sales	(1 008)	(50)	(53)	(206)	(1 319)	(20.5)%
Gross profit	759	91	39	109	998	13.1%
Distribution expenses	(140)	(6)	(8)	(39)	(193)	(27.7)%
Sales and marketing expenses	(439)	(94)	(21)	(35)	(588)	(6.7)%
Administrative expenses	(148)	(6)	(9)	(57)	(221)	(38.6)%
Other operating income/(expenses)	47	(1)	4	40	90	84.1%
Normalized EBIT	79	(15)	4	18	86	23.5%
Normalized EBITDA	292	(1)	15	50	356	17.2%
Normalized EBITDA margin	16.5%				15.4%	1 bp

GLOBAL EXPORT AND HOLDING COMPANIES	2010	Scope	Currency translation	Organic growth	2011	Organic growth %

Volumes	6 681	92	—	231	7 004	3.4%
Revenue	1 479	1	13	3	1 496	0.2%
Cost of sales	(1 206)	12	4	16	(1 174)	1.3%
Gross profit	273	13	17	19	322	6.7%
Distribution expenses	(106)	—	(5)	(9)	(120)	(8.6)%
Sales and marketing expenses	(174)	—	(7)	(19)	(200)	(11.1)%
Administrative expenses	(292)	—	(12)	(10)	(314)	(3.4)%
Other operating income/(expenses)	54	(5)	2	(3)	48	(6.5)%
Normalized EBIT	(245)	8	(6)	(22)	(264)	(9.5)%
Normalized EBITDA	(77)	6	(1)	(19)	(90)	(26.9)%

REVENUE

Full year revenue grew 4.6% to 39 046m US dollar, with revenue per hectoliter improving 5.0%. On a constant geographic basis (i.e. eliminating the impact of faster growth in countries with lower revenue per hectoliter) revenue growth per hectoliter grew 5.8%, reflecting consistent execution of brand-building strategies across company’s markets, the implementation of revenue management best practices, as well as a selective price increases taken in the last quarter of 2011, in anticipation of higher commodity costs in 2012.

COST OF SALES

Cost of Sales (CoS) increased 1.6% and 1.7% per hectoliter. On a constant geographic basis, CoS per hectoliter increased 2.7%, primarily driven by higher input and production costs in Central and Eastern Europe, Latin America South, and Asia, partially offset by the termination of third party legacy contracts in Western Europe, as well as favorable currency hedges and lower aluminum can costs in Latin America North, procurement savings and the implementation of best practice programs in North America.

OPERATING EXPENSES

Total operating expenses increased 3.7% in 2011:

•

Distribution expenses increased 9.2% in 2011 driven by higher transportation costs in Brazil due to geographic expansion and a higher mix of direct distribution, higher labor costs in Latin America South and higher transport tariffs in Russia and Ukraine at the beginning of the year.

•	Sales and marketing expenses increased 4.1% in 2011, as greater brand investments more than offset savings in non-working money, specifically in North America.

•	Administrative expenses increased by 0.2%, as continued fixed cost savings in the United States were offset by expansion costs in Brazil and China, as well as salary increases.

•	Other operating income was 694m US dollar in 2011 compared to 604m US dollar in 2010 mainly due to tax incentives related to the company’s operations in Brazil and China.

NORMALIZED PROFIT FROM OPERATIONS BEFORE DEPRECIATION AND AMORTIZATION (NORMALIZED EBITDA)

2011 EBITDA grew 10.7% in nominal terms and 7.7% organically to 15 357m US dollar, with EBITDA margin expanding by 113 bp to 39.3%.

•	North America EBITDA increased 1.5% to 6 573m US dollar with margin expansion of 53 bp to 42.9% driven by growth in gross profit and overhead cost reductions;

•

Latin America North EBITDA rose 15.5% to 5 814m US dollar with margin growth of 292 bp to 50.5%, helped by revenue growth, CoS per hectoliter increases below inflation, lower sales and marketing and administrative expenses and higher tax incentives related to the company’s operations in Brazil;

•

Latin America South EBITDA grew 24.3% to 1 254m US dollar, with a EBITDA margin of 46.4%, a modest EBITDA margin contraction of 17 bp. This contraction was due to commodity cost increases, and higher labor and energy costs;

•	Western Europe EBITDA improved 5.5% to 1 225m US dollar with margin improvement of 313 bp to 31.0%, largely driven by own beer volume growth and fixed costs management initiatives;

•

Central and Eastern Europe EBITDA declined 31.5% to 225m US dollar mainly due to higher commodity costs, distribution cost increases above inflation as a result of higher transport tariffs at the beginning of the year, and higher brand investments;

•	Asia Pacific EBITDA grew 17.2% to 356m US dollar, driven by revenue growth as a result of improved brand mix especially driven by Budweiser and Harbin Ice;

•	Global Export and Holding Companies reported EBITDA of (90)m US dollar in 2011.

RECONCILIATION BETWEEN NORMALIZED EBITDA AND PROFIT ATTRIBUTABLE TO EQUITY HOLDERS

Normalized EBITDA and EBIT are measures utilized by AB InBev to demonstrate the company’s underlying performance.

Normalized EBITDA is calculated excluding the following effects from profit attributable to equity holders of AB InBev: (i) Non-controlling interest, (ii) Income tax expense, (iii) Share of results of associates, (iv) Net finance cost, (v) Non-recurring net finance cost, (vi) Non-recurring items above EBIT (including non-recurring impairment) and (vii) Depreciation, amortization and impairment.

Normalized EBITDA and EBIT are not accounting measures under IFRS accounting and should not be considered as an alternative to Profit attributable to equity holders as a measure of operational performance or as an alternative to cash flow as a measure of liquidity. Normalized EBITDA and EBIT do not have a standard calculation method and AB InBev’s definition of normalized EBITDA and EBIT may not be comparable to that of other companies.

Million US dollar	Notes	2011	2010

Profit attributable to equity holders of AB InBev		5 855	4 026
Non-controlling interest		2 104	1 736
Profit		7 959	5 762
Income tax expense	12	1 856	1 920
Share of result of associates	16	(623)	(521)
Non-recurring net finance cost	11	540	925
Net finance cost	11	2 597	2 811
Non-recurring items above EBIT (including non-recurring impairment)	8	278	268
Normalized EBIT		12 607	11 165
Depreciation, amortization and impairment		2 750	2 704
Normalized EBITDA		15 357	13 869

Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the company due to their size or nature. Details on the nature of the non-recurring items are disclosed in Note 8 Non-recurring items.

IMPACT OF FOREIGN CURRENCIES

Foreign currency exchange rates have a significant impact on AB InBev’s financial statements. The following table sets forth the percentage of its revenue realized by currency for the years ended 31 December 2011 and 2010:

	2011	2010

US dollar	37.5%	40.4%
Brazilian real	28.7%	26.7%
Euro	7.8%	7.6%
Chinese yuan	5.9%	4.8%
Canadian dollar	5.4%	5.7%
Argentinean peso	4.2%	3.5%
Russian ruble	3.3%	3.3%
Other	7.2%	8.0%

The following table sets forth the percentage of its normalized EBITDA realized by currency for the periods ended 31 December 2011 and 2010:

	2011	2010

Brazilian real	38.0%	34.7%
US dollar	37.4%	40.5%
Canadian dollar	5.8%	6.3%
Euro	5.7%	5.4%
Argentinean peso	4.3%	3.6%
Chinese yuan	2.3%	2.2%
Russian ruble	0.9%	1.6%
Other	5.6%	5.7%

In 2011, the fluctuation of the foreign currency rates had a positive translation impact of 1 137m US dollar on AB InBev’s revenue (versus 1 255m US dollar in 2010), of 491m US dollar on its normalized EBITDA (versus 645m US dollar in 2010) and of 405m US dollar on its normalized EBIT (versus 588m US dollar in 2010).

AB InBev’s profit (after tax) has been positively affected by the fluctuation of foreign currencies for 312m US dollar (versus 558m US dollar in 2010), while the positive translation impact on its EPS base (profit attributable to equity holders of AB InBev) was 200m US dollar or 0.13 US dollar per share (versus 357m US dollar or 0.22 US dollar per share in 2010).

The impact of the fluctuation of the foreign currencies on AB InBev’s net debt amounted to (262)m US dollar (decrease of net debt) in 2011, as compared to an impact of (725)m US dollar (decrease of net debt) in 2010. The impact of the fluctuation of the foreign currencies on the equity attributable to the equity holders of AB InBev amounted to (1 764)m US dollar (decrease of equity), as compared to an impact of 939m US dollar (increase of equity) in 2010.

PROFIT

Normalized profit attributable to equity holders of AB InBev was 6 449m US dollar (normalized EPS 4.04 US dollar) in 2011, compared to 5 040m US dollar (normalized EPS 3.17 US dollar) in 2010 (see Note 22 Changes in equity and earnings per share for more details). Profit attributable to equity holders of AB InBev for 2011 was 5 855m US dollar, compared to 4 026m US dollar for 2010 and includes the following impacts:

•

Net finance costs (excluding non-recurring net finance costs): 2 597m US dollar in 2011 compares to 2 811m US dollar in 2010. Net interest expenses decreased from 2 714m US dollar in 2010 to 2 333m US dollar in 2011 mainly as the result of reduced net debt levels. Other financial results of (55)m US dollar in 2011 includes gains from derivative related to the company’s share-based payment programs, unfavorable variances arising from intra-group currency translation fluctuations as well as the payment of bank fees and taxes on financial transactions in the normal course of business of approximately (120)m US dollar. In 2010 other financial results of 62m US dollar were positively impacted by favorable variances arising from intra-group currency translation fluctuations;

•

Non-recurring net finance costs: 540m US dollar in 2011 consisted of a one-time mark-to-market adjustment on derivatives of 246m US dollar, incremental accretion expenses of 77m US dollar and fair value adjustments of 217m US dollar. These expenses are a result of the repayment and refinancing of the 2010 senior bank facilities and the early redemption of certain outstanding notes. While accretion expenses are non-cash, the cash equivalent of the negative mark-to-market adjustment is spread over the period 2011 to 2014;

•	Share of result of associates: 623m US dollar in 2011 compared to 521m US dollar in 2010, attributed mainly to the result of Grupo Modelo in Mexico;

•

Income tax expense: 1 856m US dollar with an effective tax rate of 20.2% for 2011 compares with 1 920m US dollar with an effective tax rate of 26.8% in 2010. The effective tax rate decreased in 2011 compared to 2010 primarily due to shifts of profit mix between countries with lower tax marginal rates, incremental income tax benefits in Brazil, as well favorable outcomes on tax claims. Additionally, the effective tax rate for 2010 was unfavorably impacted by the non-deductibility of certain non-recurring financial charges associated with the refinancing of the 2008 senior facilities. Excluding the effect of non-recurring items, the normalized effective tax rate was 20.7% in 2011 versus 24.8% in 2010;

•

Profit attributable to non-controlling interest: was 2 104m US dollar in 2011, an increase from 1 736m US dollar in 2010 as a result of the strong performance of Ambev and currency translation effects.

Liquidity position and capital resources

CASH FLOWS

Million US dollar	2011	2010

Cash flow from operating activities	12 486	9 905
Cash flow from investing activities	(2 731)	(2 546)
Cash flow from financing activities	(8 996)	(6 757)

Net increase/(decrease) in cash and cash equivalents	759	602

Cash flows from operating activities

Million US dollar	2011	2010

Profit	7 959	5 762
Interest, taxes and non-cash items included in profit	7 420	8 503

Cash flow from operating activities before changes in working capital and use of provisions	15 379	14 265

Change in working capital	1 409	226
Pension contributions and use of provisions	(710)	(519)
Interest and taxes (paid)/received	(3 998)	(4 450)
Dividends received	406	383

Cash flow from operating activities	12 486	9 905

AB InBev’s cash flow from operating activities reached 12 486m US dollar in 2011 compared to 9 905m US dollar in 2010. The increase mainly results from higher profit generated in 2011 and strong contribution from changes in working capital. The working capital improvements reflect primarily the results of on-going trade payables initiatives. In addition, there is an increase in trade payables related to higher capital expenditures, these payables having, on average, longer payment terms.

AB InBev devotes substantial efforts to the efficient use of its working capital, especially those elements of working capital that are perceived as ‘core’ (including trade receivables, inventories and trade payables). The changes in working capital contributed 1 409m US dollar to the operational cash flow in 2011. This contribution contains a 221m US dollar cash inflow from derivatives compared to 143m US dollar outflow in 2010.

Cash flow from investing activities

Million US dollar	2011	2010

Net capex	(3 256)	(2 123)
Acquisition and sale of subsidiaries, net of cash acquired/disposed of [1]	(25)	(28)
Proceeds from the sale of associates and assets held for sale	39	146
Proceeds from the sale of/(investments in) short-term debt securities	529	(604)
Other[1]	(18)	63

Cash flow from investing activities	(2 731)	(2 546)

Net cash used in investing activities was 2 731m US dollar in 2011 as compared to 2 546m US dollar in 2010. The increase is explained by higher capital expenditures, mainly in Brazil and in China. This increase is partially offset by proceeds from the sale of short term debt securities (529m US dollar), as the company sold during 2011 Brazilian real denominated government debt securities in which it had invested in 2010 in order to facilitate liquidity and capital preservation.

AB InBev’s net capital expenditures amounted to 3 256m US dollar in 2011 and 2 123m US dollar in 2010. The increase was primarily related to investments in capacity expansion in Brazil and China in order to meet demand in these growth markets. Out of the total capital expenditures of 2011 approximately 57% was used to improve the company’s production facilities while 33% was used for logistics and commercial investments. Approximately 10% was used for improving administrative capabilities and purchase of hardware and software.

Cash flow from financing activities

Million US dollar	2011	2010

Dividends paid	(3 088)	(1 924)
Net (payments on)/proceeds from borrowings	(4 558)	(4 290)
Net proceeds from the issue of share capital	155	215
Other (including net financing cost other than interest)	(1 505)	(758)

Cash flow from financing activities	(8 996)	(6 757)

The cash outflow from AB InBev’s financing activities amounted to 8 996m US dollar in 2011, as compared to a cash outflow of 6 757m US dollar in 2010. The 2011 cash flow from financing activities reflects higher dividend pay outs as compared to 2010, net repayments from borrowings as well as settlements of derivatives not part of a hedging relationship.

AB InBev’s cash, cash equivalents and short-term investments in debt securities less bank overdrafts as of 31 December 2011 amounted to 5 415m US dollar. As of 31 December 2011, the company had an aggregate of 8 162m US dollar available under committed long-term credit facilities. Although AB InBev may borrow such amounts to meet its liquidity needs, the company principally relies on cash flows from operating activities to fund its continuing operations.

CAPITAL RESOURCES AND EQUITY

AB InBev’s net debt decreased to 34 688m US dollar as of 31 December 2011, from 39 704m US dollar as of 31 December 2010.

Net debt is defined as non-current and current interest-bearing loans and borrowings and bank overdrafts minus debt securities and cash. Net debt is a financial performance indicator that is used by AB InBev’s management to highlight changes in the company’s overall liquidity position. The company believes that net debt is meaningful for investors as it is one of the primary measures AB InBev’s management uses when evaluating its progress towards deleveraging.

[1]	Reclassified to conform to the 2011 presentation

Apart from operating results net of capital expenditures, the net debt is mainly impacted by dividend payments to shareholders of AB InBev and Ambev (3 088m US dollar), the payment of interests and taxes (3 998m US dollar) and the impact of changes in foreign exchange rates (262m US dollar decrease of net debt).

Net debt to normalized EBITDA was 2.26 for the 12-month period ending 31 December 2011, as compared to 2.86 for the 12-month period ending 31 December 2010.

Consolidated equity attributable to equity holders of AB InBev as at 31 December 2011 was 37 492m US dollar, compared to 35 259m US dollar as at 31 December 2010. The combined effect of the strengthening of mainly the closing rate of the Chinese yuan, and the weakening of mainly the closing rates of the Argentinean peso, the Brazilian real, the Canadian dollar, the euro, the Mexican peso, the pound sterling, the Russian ruble and the Ukrainian hryvnia, resulted in a foreign exchange translation adjustment of (1 764)m US dollar. Further details on equity movements can be found in the consolidated statement of changes in equity.

Further details on interest-bearing loans and borrowings, repayment schedules and liquidity risk, are disclosed in Note 23 Interest-bearing loans and borrowings and Note 28 Risks arising from financial instruments.

Research and development

Given its focus on innovation, AB InBev places a high value on research and development. In 2011 AB InBev spent 175m US dollar in research and development (2010: 184m US dollar). Part of this was spent in the area of market research, but the majority is related to innovation in the areas of process optimization and product development.

Research and development in process optimization is primarily aimed at capacity increase (plant debottlenecking and addressing volume issues, while minimizing capital expenditure), quality improvement and cost management. Newly developed processes, materials and/or equipment are documented in best practices and shared across business zones. Current projects range from malting to bottling of finished products.

Research and development in product innovation covers liquid, packaging and draft innovation. Product innovation consists of breakthrough innovation, incremental innovation and renovation (that is, implementation of existing technology). The main goal for the innovation process is to provide consumers with better products and experiences. This implies launching new liquid, new packaging and new draught products that deliver better performance both for the consumer and in terms of financial results, by increasing AB InBev’s competitiveness in the relevant markets. With consumers comparing products and experiences offered across very different drink categories and the offering of beverages increasing, AB InBev’s research and development efforts also require an understanding of the strengths and weaknesses of other drink categories, spotting opportunities for beer and developing consumer solutions (products) that better address consumer need and deliver better experience. This requires understanding consumer emotions and expectations. Sensory experience, premiumization, convenience, sustainability and design are all central to AB InBev’s research and development efforts.

Knowledge management and learning is also an integral part of research and development. AB InBev seeks to continuously increase its knowledge through collaborations with universities and other industries.

AB InBev’s research and development team is briefed annually on the company’s and the business zones’ priorities and approves concepts which are subsequently prioritized for development. Launch time, depending on complexity and prioritization, usually falls within the next calendar year.

The Global Innovation and Technology Center (“GITeC”), located in Leuven, accommodates the Packaging, Product, Process Development teams and facilities such as Labs, Experimental Brewery and the European Central Lab, which also includes Sensory Analysis. In addition to GITeC, AB InBev also has Product, Packaging and Process development teams located in each of the six AB InBev geographic regions focusing on the short-term needs of such regions.

Risks and uncertainties

Under the explicit understanding that this is not an exhaustive list, AB InBev’s major risk factors and uncertainties are listed below. There may be additional risks which AB InBev is unaware of. There may also be risks AB InBev now believes to be immaterial, but which could turn out to have a material adverse effect. Moreover, if and to the extent that any of the risks described below materialize, they may occur in combination with other risks which would compound the adverse effect of such risks. The sequence in which the risk factors are presented below is not indicative of their likelihood of occurrence or of the potential magnitude of their financial consequence.

RISKS RELATING TO AB INBEV AND THE BEER AND BEVERAGE INDUSTRY

AB InBev relies on the reputation of its brands and its success depends on its ability to maintain and enhance the image and reputation of its existing products and to develop a favorable image and reputation for new products. An event, or series of events, that materially damages the reputation of one or more of AB InBev’s brands could have an adverse effect on the value of that brand and subsequent revenues from that brand or business. Further, any restrictions on the permissible advertising style, media and messages used or the introduction of similar restrictions may constraint AB InBev’s brand building potential and thus reduce the value of its brands and related revenues.

AB InBev may not be able to protect its current and future brands and products and defend its intellectual property rights, including trademarks, patents, domain names, trade secrets and know-how, which could have a material adverse effect on its business, results of operations, cash flows or financial condition, and in particular, on AB InBev’s ability to develop its business.

Certain of AB InBev’s operations depend on independent distributors’ or wholesalers’ efforts to sell AB InBev’s products and there can be no assurance that such distributors will not give priority to AB InBev’s competitors. Further, any inability of AB InBev to replace unproductive or inefficient distributors or any limitations imposed on AB InBev to purchase or own any interest in distributors or wholesalers as a result of contractual restrictions, regulatory changes or the interpretations of legislation by courts could adversely impact AB InBev’s business, results of operations and financial condition.

Changes in the availability or price of raw materials, commodities and energy could have an adverse effect on AB InBev’s results of operations to the extent that AB InBev fails to adequately manage the risks inherent in such volatility, including if AB InBev’s hedging and derivative arrangements do not effectively or completely hedge changes in commodity prices.

AB InBev relies on key third parties, including key suppliers for a range of raw materials for beer and soft drinks, and for packaging material. The termination of or material change to arrangements with certain key suppliers or the failure of a key supplier to meet its contractual obligations could have a material impact on AB InBev’s production, distribution and sale of beer and soft drinks and have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial condition. In addition, a number of key brand names are both licensed to third-party brewers and used by companies over which AB InBev does not have control. To the extent that one of these key brand names or joint ventures, investments in companies in which AB InBev does not own a controlling interest and AB InBev’s licensees are subject to negative publicity, it could have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial condition.

Competition in its various markets could cause AB InBev to reduce pricing, increase capital investment, increase marketing and other expenditures, prevent AB InBev from increasing prices to recover higher cost and thereby cause AB InBev to reduce margins or lose market share. Any dilution of AB InBev’s brands as a result of competitive trends could also lead to a significant erosion of AB InBev’s profitability. Any of the foregoing could have a material adverse effect on AB InBev’s business, financial condition and results of operations. Also, innovation faces inherent risks, and the new products AB InBev introduces may not be successful, while competitors may be able to respond quicker to the emerging trends.

The continued consolidation of retailers in markets in which AB InBev operates could result in reduced profitability for the beer industry as a whole and indirectly adversely affect AB InBev’s financial results.

AB InBev could incur significant costs as a result of compliance with, and/or violations of or liabilities under, various regulations that govern AB InBev’s operations. Also, public concern about beer and soft drink consumption (e.g. concerns over alcoholism, under age drinking or obesity) and any resulting restrictions may cause the social acceptability of beer and soft drink to decline significantly and consumption trends to shift away from these products, which would have a material adverse effect on AB InBev’s business, financial condition and results of operations.

AB InBev’s operations are subject to environmental regulations, which could expose it to significant compliance costs and litigation relating to environmental issues.

Antitrust and competition laws and changes in such laws or in the interpretation and enforcement thereof as well as being subject to regulatory scrutiny, could have a material adverse effect on AB InBev’s business.

Negative publicity regarding AB InBev’s products and brands (e.g. because of concerns over alcoholism, under age drinking or obesity) or publication of studies indicating a significant risk in using AB InBev’s products generally or changes in consumer perceptions in relation to AB InBev’s products could adversely affect the sale and consumption of AB InBev’s products and could harm its business, results of operations, cash flows or financial condition.

Demand for AB InBev’s products may be adversely affected by changes in consumer preferences and tastes. Consumer preferences and tastes can change in unpredictable ways. Failure by AB InBev to anticipate or respond adequately to changes in consumer preferences and tastes could adversely impact AB InBev’s business, results of operations and financial condition.

The beer and beverage industry may be subject to changes in taxation, which makes up a large proportion of the cost of beer charged to consumers in many jurisdictions. Increases in excise and other indirect taxes applicable to AB InBev’s products tend to adversely affect AB InBev’s revenue or margins both by reducing overall consumption and by encouraging consumers to switch to other categories of beverages. Furthermore, AB InBev may be subject to changes in tax benefit programs as a result of changes in law or the interpretation of the tax rules by the authorities or other instances. An increase in beer excise taxes or other taxes or a change in tax benefit programs could adversely affect the financial results of AB InBev as well as its results of operations.

Seasonal consumption cycles and adverse weather conditions in the markets in which AB InBev operates may result in fluctuations in demand for AB InBev’s products and therefore may have an adverse impact on AB InBev’s business, results of operations and financial condition.

Climate change, or legal, regulatory or market measures to address climate change could have a long-term, material adverse impact on AB InBev’s business or operations. Further, water scarcity or poor water quality may affect AB InBev by increasing production costs and capacity constraints, which could adversely affect AB InBev’s business and results of operations.

A substantial portion of AB InBev’s operations are carried out in emerging European, Asian and Latin American markets. AB InBev’s operations and equity investments in these markets are subject to the customary risks of operating in developing countries, which include, amongst others, potential political and economic uncertainty, application of exchange controls, nationalization or expropriation, crime and lack of law enforcement as well as financial risks, which include risk of liquidity, inflation, devaluation, price volatility, currency convertibility and country default. Such emerging market risks could adversely impact AB InBev’s business, results of operations and financial condition.

If any of AB InBev’s products is defective or found to contain contaminants, AB InBev may, despite of it having certain product liability insurance policies in place, be subject to product recalls or other liabilities, which could adversely impact its business, reputation, prospects, results of operations and financial condition.

AB InBev may not be able to obtain the necessary funding for its future capital or refinancing needs and it faces financial risks due to its level of debt and uncertain market conditions. AB InBev may be required to raise additional funds for AB InBev’s future capital needs or refinance its current indebtedness through public or private financing, strategic relationships or other arrangements and there can be no assurance that the funding, if needed, will be available on attractive terms, or at all. AB InBev has incurred substantial indebtedness in connection with the Anheuser-Busch acquisition. AB InBev financed the Anheuser-Busch acquisition in part with fully committed credit facilities. Although AB InBev refinanced the debt incurred under the 2008 senior acquisition facilities, AB InBev will still have an increased level of debt after the acquisition, which could have significant adverse consequences on AB InBev, including (i) increasing its vulnerability to general adverse economic and industry conditions, (ii) limiting its flexibility in planning for, or reacting to, changes in its business and the industry in which AB InBev operates; (iii) impairing its ability to obtain additional financing in the future, (iv) requiring AB InBev to issue additional equity (potentially under unfavorable market conditions), and (v) placing AB InBev at a competitive disadvantage compared to its competitors that have less debt. AB InBev’s ability to repay its outstanding indebtedness will be dependent upon market conditions. Unfavorable conditions could increase costs beyond what is currently anticipated and these costs could have a material adverse impact on AB InBev’s cash flows, results of operations or both. Further, AB InBev reduced the amount of dividends it paid in the first years after the closing of the Anheuser-Busch acquisition, and may continue to restrict the amount of dividends it will pay as a result of AB InBev’s level of debt and its strategy to give priority to deleveraging. Also, a credit rating downgrade could have a material adverse effect on AB InBev’s ability to finance its ongoing operations or to refinance its existing indebtedness. In addition, a failure of AB InBev to refinance all or a substantial amount of its debt obligations when they become due, or more generally a failure to raise additional equity capital or debt financing or to realize proceeds from asset sales when needed could adversely impact its business, results of operations and financial condition.

AB InBev’s results could be negatively affected by increasing interest rates. Although AB InBev enters into interest rate swap agreements to manage its interest rate risk and also enters into cross-currency interest rate swap agreements to manage both its foreign currency risk and interest-rate risk on interest-bearing financial liabilities, there can be no assurance that such instruments will be successful in reducing the risks inherent in exposures to interest rate fluctuations.

AB InBev’s results of operations are affected by fluctuations in exchange rates. Any change in exchange rates between AB InBev’s operating companies’ functional currencies and the US dollar will affect its consolidated income statement and balance sheet when the results of those operating companies are translated into US dollar for reporting purposes. Also, there can be no assurance that the policies in place to manage commodity price and foreign currency risks to protect AB InBev’s exposure will be able to successfully hedge against the effects of such foreign exchange exposure, particularly over the long-term. Further, financial instruments to mitigate currency risk and any other efforts taken to better match the effective currencies of AB InBev’s liabilities to its cash flows could result in increased costs.

The ability of AB InBev’s subsidiaries to distribute cash upstream may be subject to various conditions and limitations. The inability to obtain sufficient cash flows from its domestic and foreign subsidiaries and affiliated companies could adversely impact AB InBev’s ability to pay its substantially increased debt resulting from the Anheuser-Busch acquisition or its ability to pay dividends and otherwise negatively impact its business, results of operations and financial condition.

Failure to generate significant cost savings and margin improvement through initiatives for improving operational efficiencies could adversely affect AB InBev’s profitability and AB InBev’s ability to achieve its financial goals.

AB InBev may not be able to successfully carry out further acquisitions and business integrations or restructuring. AB InBev cannot make further acquisitions unless it can identify suitable candidates and agree on terms with them. Such transactions involve a number of risks and may involve the assumption of certain liabilities, which may have a potential impact on AB InBev’s financial risk profile. Further, the price AB InBev may pay in any future acquisition may prove to be too high as a result of various factors.

If the business of AB InBev does not develop as expected, impairment charges on goodwill or other intangible assets may be incurred in the future which could be significant and which could have an adverse effect on AB InBev’s results of operations and financial condition.

Although AB InBev’s operations in Cuba are quantitatively immaterial, its overall business reputation may suffer or it may face additional regulatory scrutiny as a result of its activities in Cuba based on Cuba’s identification as a state sponsor of terrorism and target of US economic and trade sanctions. If investors decide to liquidate or otherwise divest their investments in companies that have operations of any magnitude in Cuba, the market in and value of AB InBev’s securities could be adversely impacted. In addition, US legislation known as the “Helms-Burton Act” authorizes private lawsuits for damages against anyone who traffics in property confiscated without compensation by the Government of Cuba from persons who at the time were, or have since become, nationals of the United States. Although this section of the Helms-Burton Act is currently suspended, claims accrue notwithstanding the suspension and may be asserted if the suspension is discontinued. AB InBev has received notice of claims purporting to be made under the Helms-Burton Act. AB InBev is currently unable to express a view as to the validity of such claims, or as to the standing of the claimants to pursue them.

AB InBev may not be able to recruit or retain key personnel and successfully manage them, which could disrupt AB InBev’s business and have an unfavorable material effect on AB InBev’s financial position, its income from operations and its competitive position.

Further, AB InBev may be exposed to labor strikes, disputes and work stoppages or slowdown, within its operations or those of its suppliers, or an interruption or shortage of raw materials for any other reason that could lead to a negative impact on AB InBev’s costs, earnings, financial condition, production level and ability to operate its business. AB InBev’s production may also be affected by work stoppages or slowdowns that affect its suppliers, as a result of disputes under existing collective labor agreements with labor unions, in connection with negotiations of new collective labor agreements, as a result of supplier financial distress, or for other reasons. A work stoppage or slowdown at AB InBev’s facilities could interrupt the transport of raw materials from its suppliers or the transport of its products to its customers. Such disruptions could put a strain on AB InBev’s relationships with suppliers and clients and may have lasting effects on its business even after the disputes with its labor force have been resolved, including as a result of negative publicity.

AB InBev increasingly relies on information technology systems to process, transmit, and store electronic information. Although AB InBev takes various actions to minimize potential technology disruptions, information technology failures or interruptions could disrupt AB InBev’s operations, could have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial condition or could lead to loss of assets or to outside parties having access to privileged data or strategic information, or to them making such information public in a manner that harms AB InBev’s reputation.

AB InBev’s business and operating results could be negatively impacted by social, technical, natural, physical or other disasters.

AB InBev’s insurance coverage may not be sufficient. Should an uninsured loss or a loss in excess of insured limits occur, this could adversely impact AB InBev’s business, results of operations and financial condition.

AB InBev is exposed to the risk of a global recession or a recession in one or more of its key markets, and to credit and capital market volatility and economic and financial crisis, which could result in lower revenue and reduced profit, as beer consumption in many of the jurisdictions in which AB InBev operates is closely linked to general economic conditions and changes in disposable income. A continuation or worsening of the levels of market disruption and volatility seen in the recent past could have an adverse effect on AB InBev’s ability to access capital, on its business, results of operations and financial condition, and on the market price of its shares and ADSs.

AB InBev is now, and may in the future be, a party to legal proceedings and claims, including collective suits (class actions), and significant damages may be asserted against it. Given the inherent uncertainty of litigation, it is possible that AB InBev might incur liabilities as a consequence of the proceedings and claims brought against it, which could have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial position. Important contingencies are disclosed in Note 31 Contingencies of the consolidated financial statements.

RISKS ARISING FROM FINANCIAL INSTRUMENTS

Note 28 of the 2011 consolidated financial statements on Risks arising from financial instruments contains detailed information on the company’s exposures to financial risks and its risk management policies.

Events after the balance sheet date

Please refer to Note 33 Events after the balance sheet date of the consolidated financial statements.

Corporate governance

For information with respect to Corporate Governance, please refer to the Corporate Governance section, which forms an integral part of AB InBev’s annual report.

Statement of the Board of Directors

The Board of Directors of AB InBev SA/NV certifies, on behalf and for the account of the company, that, to their knowledge, (a) the financial statements which have been prepared in accordance with International Financial Reporting Standards give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the entities included in the consolidation as a whole and (b) the management report includes a fair review of the development and performance of the business and the position of the company and the entities included in the consolidation as a whole, together with a description of the principal risks and uncertainties they face.

Independent auditors’ report

STATUTORY AUDITOR’S REPORT TO THE GENERAL SHAREHOLDERS’ MEETING ON THE CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY ANHEUSER-BUSCH INBEV SA AS OF AND FOR THE YEAR ENDED 31 DECEMBER 2011

As required by law and the company’s articles of association, we report to you in the context of our appointment as the company’s statutory auditor. This report includes our opinion on the consolidated financial statements and the required additional disclosures and information.

Unqualified opinion on the consolidated financial statements

We have audited the consolidated financial statements of Anheuser-Busch InBev SA and its subsidiaries (the “Group”) as of and for the year ended 31 December 2011, prepared in accordance with International Financial Reporting Standards, as adopted by the European Union, and with the legal and regulatory requirements applicable in Belgium. These consolidated financial statements comprise the consolidated statement of financial position as of 31 December 2011 and the consolidated statements of income, comprehensive income, changes in equity and cash flow for the year then ended, as well as the summary of significant accounting policies and other explanatory notes. The total of the consolidated balance sheet amounts to USD 112.427 million and the consolidated statement of income shows a profit for the year of USD 7.959 million.

The company’s board of directors is responsible for the preparation of the consolidated financial statements. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing, the legal requirements applicable in Belgium and with Belgian auditing standards, as issued by the “Institut des Reviseurs d’Entreprises/Instituut der Bedrijfsrevisoren”. Those auditing standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

In accordance with the auditing standards referred to above, we have carried out procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The selection of these procedures is a matter for our judgment, as is the assessment of the risk that the consolidated financial statements contain material misstatements, whether due to fraud or error. In making those risk assessments, we have considered the Group’s internal control relating to the preparation and fair presentation of the consolidated financial statements, in order to design audit procedures that were appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control. We have also evaluated the appropriateness of the accounting policies used and the reasonableness of accounting estimates made by management, as well as the presentation of the consolidated financial statements taken as a whole. Finally, we have obtained from the board of directors and Group officials the explanations and information necessary for our audit. We believe that the audit evidence we have obtained provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the Group’s net worth and financial position as of 31 December 2011 and of its results and cash flows for the year then ended in accordance with International Financial Reporting Standards, as adopted by the European Union, and with the legal and regulatory requirements applicable in Belgium.

Additional remark

The company’s board of directors is responsible for the preparation and content of the management report on the consolidated financial statements.

Our responsibility is to include in our report the following additional remark, which does not have any effect on our opinion on the consolidated financial statements:

The management report on the consolidated financial statements deals with the information required by the law and is consistent with the consolidated financial statements. However, we are not in a position to express an opinion on the description of the principal risks and uncertainties facing the companies included in the consolidation, the state of their affairs, their forecast development or the significant influence of certain events on their future development. Nevertheless, we can confirm that the matters disclosed do not present any obvious inconsistencies with the information that we became aware of in the context of our appointment.

Sint-Stevens-Woluwe, 7 March 2012

The statutory auditor

PwC Reviseurs d’Entreprises sccrl

Represented by

/s/ Yves Vandenplas

Réviseur d’Entreprises

Consolidated financial statements

Consolidated income statement

For the year ended 31 December Million US dollar, except earnings per shares in US dollar	Notes	2011	2010

Revenue		39 046	36 297
Cost of sales		(16 634)	(16 151)

Gross profit		22 412	20 146

Distribution expenses		(3 313)	(2 913)
Sales and marketing expenses		(5 143)	(4 712)
Administrative expenses		(2 043)	(1 960)
Other operating income/(expenses)	7	694	604

Profit from operations before non-recurring items		12 607	11 165

Restructuring (including impairment losses)	8	(351)	(252)
Business and asset disposal (including impairment losses)	8	78	(16)
Acquisition costs business combinations	8	(5)	—

Profit from operations		12 329	10 897

Finance cost	11	(3 035)	(3 336)
Finance income	11	438	525
Non-recurring finance cost	8	(540)	(925)

Net finance cost		(3 137)	(3 736)

Share of result of associates	16	623	521

Profit before tax		9 815	7 682

Income tax expense	12	(1 856)	(1 920)

Profit		7 959	5 762

Attributable to:
Equity holders of AB InBev		5 855	4 026
Non-controlling interest		2 104	1 736

Basic earnings per share	22	3.67	2.53
Diluted earnings per share	22	3.63	2.50

Basic earnings per share before non-recurring items[1]	22	4.04	3.17
Diluted earnings per share before non-recurring items[1]	22	4.00	3.13

Consolidated statement of comprehensive income

For the year ended 31 December Million US dollar	2011	2010

Profit	7 959	5 762

Other comprehensive income:
Exchange differences on translation of foreign operations (gains/(losses))	(1 266)	606
Cash flow hedges
Recognized in equity	25	(120)
Removed from equity and included in profit or loss	77	892
Actuarial gains/(losses)	(676)	(191)
Share of other comprehensive income/(loss) of associates	(820)	385

Other comprehensive income, net of tax	(2 660)	1 572

Total comprehensive income	5 299	7 334

Attributable to:
Equity holders of AB InBev	3 648	5 571
Non-controlling interest	1 651	1 763

The accompanying notes are an integral part of these consolidated financial statements.

[1]	Basic earnings per share and diluted earnings per share before non-recurring items are not defined metrics in IFRS. Refer to Note 22 Changes in equity and earnings per share for more details.

Consolidated statement of financial position

As at 31 December Million US dollar	Notes	2011	2010

ASSETS
Non-current assets
Property, plant and equipment	13	16 022	15 893
Goodwill	14	51 302	52 498
Intangible assets	15	23 818	23 359
Investments in associates	16	6 696	7 295
Investment securities	17	244	243
Deferred tax assets	18	673	744
Employee benefits	24	10	13
Trade and other receivables	20	1 339	1 700

		100 104	101 745

Current assets
Investment securities	17	103	641
Inventories	19	2 466	2 409
Income tax receivable		312	366
Trade and other receivables	20	4 121	4 638
Cash and cash equivalents	21	5 320	4 511
Assets held for sale		1	32

		12 323	12 597

Total assets		112 427	114 342

EQUITY AND LIABILITIES
Equity
Issued capital	22	1 734	1 733
Share premium		17 557	17 535
Reserves		381	2 335
Retained earnings		17 820	13 656

Equity attributable to equity holders of AB InBev		37 492	35 259

Non-controlling interest		3 552	3 540

		41 044	38 799

Non-current liabilities
Interest-bearing loans and borrowings	23	34 598	41 961
Employee benefits	24	3 440	2 746
Deferred tax liabilities	18	11 279	11 909
Trade and other payables	27	1 548	2 295
Provisions	26	874	912

		51 739	59 823

Current liabilities
Bank overdrafts	21	8	14
Interest-bearing loans and borrowings	23	5 559	2 919
Income tax payable		499	478
Trade and other payables	27	13 337	12 071
Provisions	26	241	238

		19 644	15 720

Total equity and liabilities		112 427	114 342

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of changes in equity

	Attributable to equity holders of AB InBev[1]									Non-controlling interest	Total equity
Million US dollar	Issued capital	Share premium	Treasury shares	Share- based payment reserves	Translation reserves	Hedging reserves	Actuarial gains/ (losses)	Retained earnings	Total

As per 1 January 2010	1 732	17 515	(1 289)	268	3 243	(1 052)	(547)	10 448	30 318	2 853	33 171
Profit	—	—	—	—	—	—	—	4 026	4 026	1 736	5 762
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	—	—	—	—	554	—	—	—	554	52	606
Cash flow hedges	—	—	—	—	—	746	—	—	746	26	772
Actuarial gains/(losses)	—	—	—	—	—	—	(140)	—	(140)	(51)	(191)
Share of other comprehensive results of associates	—	—	—	—	385	—	—	—	385	—	385
Total comprehensive income	—	—	—	—	939	746	(140)	4 026	5 571	1 763	7 334
Shares issued	1	20	—	—	—	—	—	—	21	—	21
Dividends	—	—	—	—	—	—	—	(857)	(857)	(1 119)	(1 976)
Treasury shares	—	—	56	—	—	—	—	—	56	4	60
Share-based payments	—	—	—	111	—	—	—	—	111	15	126
Scope and other changes	—	—	—	—	—	—	—	39	39	24	63

As per 31 December 2010	1 733	17 535	(1 233)	379	4 182	(306)	(687)	13 656	35 259	3 540	38 799

	Attributable to equity holders of AB InBev									Non- controlling interest	Total equity
Million US dollar	Issued capital	Share premium	Treasury shares	Share- based payment reserves	Translation reserves	Hedging reserves	Actuarial gains/ (losses)	Retained earnings	Total

As per 1 January 2011	1 733	17 535	(1 233)	379	4 182	(306)	(687)	13 656	35 259	3 540	38 799
Profit	—	—	—	—	—	—	—	5 855	5 855	2 104	7 959
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	—	—	—	—	(944)	—	—	—	(944)	(322)	(1 266)
Cash flow hedges	—	—	—	—	—	118	—	—	118	(16)	102
Actuarial gains/(losses)	—	—	—	—	—	—	(561)	—	(561)	(115)	(676)
Share of other comprehensive results of associates	—	—	—	—	(820)	—	—	—	(820)	—	(820)
Total comprehensive income	—	—	—	—	(1 764)	118	(561)	5 855	3 648	1 651	5 299
Shares issued	1	22	—	—	—	—	—	—	23	—	23
Dividends	—	—	—	—	—	—	—	(1 716)	(1 716)	(1 712)	(3 428)
Treasury shares	—	—	96	—	—	—	—	—	96	(10)	86
Share-based payments	—	—	—	157	—	—	—	—	157	18	175
Scope and other changes	—	—	—	—	—	—	—	25	25	65	90

As per 31 December 2011	1 734	17 557	(1 137)	536	2 418	(188)	(1 248)	17 820	37 492	3 552	41 044

The accompanying notes are an integral part of these consolidated financial statements.

[1]	Reclassified to conform to the 2011 presentation.

Consolidated cash flow statement

For the year ended 31 December Million US dollar	Notes	2011	2010[1]

OPERATING ACTIVITIES
Profit		7 959	5 762
Depreciation, amortization and impairment	10	2 783	2 788
Impairment losses on receivables, inventories and other assets		47	150
Additions/(reversals) in provisions and employee benefits		441	373
Non-recurring finance cost	11	540	925
Net finance cost	11	2 597	2 811
Loss/(gain) on sale of property, plant and equipment and intangible assets		(39)	(113)
Loss/(gain) on sale of subsidiaries, associates and assets held for sale		(71)	(58)
Equity-settled share-based payment expense	25	203	156
Income tax expense	12	1 856	1 920
Other non-cash items included in the profit		(314)	72
Share of result of associates	16	(623)	(521)

Cash flow from operating activities before changes in working capital and use of provisions		15 379	14 265

Decrease/(increase) in trade and other receivables		174	(190)
Decrease/(increase) in inventories		(157)	(134)
Increase/(decrease) in trade and other payables		1 392	550
Pension contributions and use of provisions		(710)	(519)

Cash generated from operations		16 078	13 972

Interest paid		(2 612)	(2 987)
Interest received		308	219
Dividends received		406	383
Income tax paid		(1 694)	(1 682)

CASH FLOW FROM OPERATING ACTIVITIES		12 486	9 905

INVESTING ACTIVITIES
Proceeds from sale of property, plant and equipment and of intangible assets		120	221
Proceeds from sale of assets held for sale		39	121
Proceeds from sale of associates		—	25
Sale of subsidiaries, net of cash disposed of	6	454	9
Acquisition of subsidiaries, net of cash acquired	6	(479)	(37)
Purchase of non-controlling interest	22	(25)	(34)
Acquisition of property, plant and equipment and of intangible assets	13-15	(3 376)	(2 344)
Net proceeds from sale/(acquisition) of investment in short-term debt securities	17	529	(604)
Net proceeds/(acquisition) of other assets		(3)	81
Net repayments/(payments) of loans granted		10	16

CASH FLOW FROM INVESTING ACTIVITIES		(2 731)	(2 546)

FINANCING ACTIVITIES
Net proceeds from the issue of share capital	22	155	215
Proceeds from borrowings		17 291	27 313
Payments on borrowings		(21 849)	(31 603)
Cash net finance costs other than interests		(1 505)	(758)
Dividends paid		(3 088)	(1 924)

CASH FLOW FROM FINANCING ACTIVITIES		(8 996)	(6 757)

Net increase/(decrease) in cash and cash equivalents		759	602

Cash and cash equivalents less bank overdrafts at beginning of year		4 497	3 661
Effect of exchange rate fluctuations		56	234

Cash and cash equivalents less bank overdrafts at end of year	21	5 312	4 497

The accompanying notes are an integral part of these consolidated financial statements.

[1]	Reclassified to conform to the 2011 presentation.

Notes to the consolidated financial statements

Corporate information	1

Statement of compliance	2

Summary of significant accounting policies	3

Use of estimates and judgments	4

Segment reporting	5

Acquisitions and disposals of subsidiaries	6

Other operating income/(expenses)	7

Non-recurring items	8

Payroll and related benefits	9

Additional information on operating expenses by nature	10

Finance cost and income	11

Income taxes	12

Property, plant and equipment	13

Goodwill	14

Intangible assets	15

Investment in associates	16

Investment securities	17

Deferred tax assets and liabilities	18

Inventories	19

Trade and other receivables	20

Cash and cash equivalents	21

Changes in equity and earnings per share	22

Interest-bearing loans and borrowings	23

Employee benefits	24

Share-based payments	25

Provisions	26

Trade and other payables	27

Risks arising from financial instruments	28

Operating leases	29

Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other	30

Contingencies	31

Related parties	32

Events after the balance sheet date	33

AB InBev companies	34

1.	CORPORATE INFORMATION

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. Beer, the original social network, has been bringing people together for thousands of years and our portfolio of well over 200 beer brands continues to forge strong connections with consumers. We invest the majority of our brand-building resources on our Focus Brands - those with the greatest growth potential such as global brands Budweiser®, Stella Artois® and Beck’s®, alongside Leffe®, Hoegaarden®, Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Hasseröder® and Jupiler®. In addition, the company owns a 50 percent equity interest in the operating subsidiary of Grupo Modelo, Mexico’s leading brewer and owner of the global Corona® brand. Anheuser-Busch InBev’s dedication to heritage and quality originates from the Den Hoorn brewery in Leuven, Belgium dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser-Busch InBev leverages the collective strengths of its approximately 116 000 employees based in 23 countries worldwide. In 2011, AB InBev realized 39.0 billion US dollar revenue. The company strives to be the Best Beer Company in a Better World. For more information, please visit: www.ab-inbev.com.

The consolidated financial statements of the company for the year ended 31 December 2011 comprise the company and its subsidiaries (together referred to as “AB InBev” or the “company”) and the company’s interest in associates and jointly controlled entities.

The financial statements were authorized for issue by the Board of Directors on 7 March 2012.

2.	STATEMENT OF COMPLIANCE

The consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) and in conformity with IFRS as adopted by the European Union up to 31 December 2011 (collectively “IFRS”). AB InBev did not apply any European carve-outs from IFRS. AB InBev has not applied early any new IFRS requirements that are not yet effective in 2011.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements by the company and its subsidiaries.

(A)	BASIS OF PREPARATION AND MEASUREMENT

Depending on the applicable IFRS requirements, the measurement basis used in preparing the financial statements is cost, net realizable value, fair value or recoverable amount. Whenever IFRS provides an option between cost and another measurement basis (e.g. systematic re-measurement), the cost approach is applied.

(B)	FUNCTIONAL AND PRESENTATION CURRENCY

Effective 1 January 2009, the company changed the presentation currency of the consolidated financial statements from the euro to the US dollar, reflecting the post-Anheuser-Busch acquisition profile of the company’s revenue and cash flows, which are now primarily generated in US dollar and US dollar-linked currencies. AB InBev believes that this change provides greater alignment of the presentation currency with AB InBev’s most significant operating currency and underlying financial performance. Unless otherwise specified, all financial information included in these financial statements have been stated in US dollar and has been rounded to the nearest million. The functional currency of the parent company is the euro.

(C)	USE OF ESTIMATES AND JUDGMENTS

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

(D)	PRINCIPLES OF CONSOLIDATION

Subsidiaries are those companies in which AB InBev, directly or indirectly, has an interest of more than half of the voting rights or, otherwise, has control, directly or indirectly, over the operations so as to govern the financial and operating policies in order to obtain benefits from the companies’ activities. In assessing control, potential voting rights that presently are exercisable are taken into account. Control is presumed to exist where AB InBev owns, directly or indirectly, more than one half of the voting rights (which does not always equate to economic ownership), unless it can be demonstrated that such ownership does not constitute control. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Total comprehensive income of subsidiaries is attributed to the owners of the company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Jointly controlled entities are those entities over whose activities AB InBev has joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions. Jointly controlled entities are consolidated using the proportionate method of consolidation.

Associates are undertakings in which AB InBev has significant influence over the financial and operating policies, but which it does not control. This is generally evidenced by ownership of between 20% and 50% of the voting rights. In certain instances, the company may hold directly and indirectly an ownership interest of 50% or more in an entity, yet not have effective control. In these instances, such investments are accounted for as associates. Associates are accounted for by the equity method of accounting, from the date that significant influence commences until the date that significant influence ceases. When AB InBev’s share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that AB InBev has incurred obligations in respect of the associate.

The financial statements of the company’s subsidiaries, jointly controlled entities and associates are prepared for the same reporting year as the parent company, using consistent accounting policies. In exceptional cases when the financial statements of a subsidiary, jointly controlled entity or associate are prepared as of a different date from that of AB InBev (e.g. Modelo), adjustments are made for the effects of significant transactions or events that occur between that date and the date of AB InBev’s financial statements. In such cases, the difference between the end of the reporting period of these subsidiaries, jointly controlled entities or associates from AB InBev’s reporting period is no more than three months.

All intercompany transactions, balances and unrealized gains and losses on transactions between group companies have been eliminated. Unrealized gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of AB InBev’s interest in the entity. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

A listing of the company’s most important subsidiaries and associates is set out in Note 34 AB InBev companies.

(E)	SUMMARY OF CHANGES IN ACCOUNTING POLICIES

A number of other new standards, amendment to standards and new interpretations became mandatory for the first time for the financial year beginning 1 January 2011, and have not been listed in these consolidated financial statements because of either their non-applicability to or their immateriality to AB InBev’s consolidated financial statements.

(F)	FOREIGN CURRENCIES

FOREIGN CURRENCY TRANSACTIONS

Foreign currency transactions are accounted for at exchange rates prevailing at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the balance sheet date rate. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement. Non-monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to US dollar at foreign exchange rates ruling at the dates the fair value was determined.

TRANSLATION OF THE RESULTS AND FINANCIAL POSITION OF FOREIGN OPERATIONS

Assets and liabilities of foreign operations are translated to US dollar at foreign exchange rates prevailing at the balance sheet date. Income statements of foreign operations, excluding foreign entities in hyperinflationary economies, are translated to US dollar at exchange rates for the year approximating the foreign exchange rates prevailing at the dates of the transactions. The components of shareholders’ equity are translated at historical rates. Exchange differences arising from the translation of shareholders’ equity to US dollar at year-end exchange rates are taken to comprehensive income (translation reserves).

In hyperinflationary economies, re-measurement of the local currency denominated non-monetary assets, liabilities, income statement accounts as well as equity accounts is made by applying a general price index. These re-measured accounts are used for conversion into US dollar at the closing exchange rate. As of 30 November 2009 the economy in Venezuela has been assessed to be highly inflationary and AB InBev has applied the price index from Venezuela’s central bank to report its Venezuelan operations from December 2009 until October 2010, when the Venezuelan operations were deconsolidated, following the transaction between Ambev and Cerveceria Regional S.A.. The impact of hyperinflation accounting is not material to the company’s financial results or financial position.

Effective 1 January 2010, one of AB InBev’s holding companies changed its functional currency from the euro to the US dollar. As a result of the refinancing of the debt related to the Anheuser-Busch acquisition in late 2009 and beginning 2010, the primary economic environment for this entity became the US dollar. In accordance with IAS 21 The Effects of Changes in Foreign Exchange Rates the change was accounted for prospectively.

EXCHANGE RATES

The most important exchange rates that have been used in preparing the financial statements are:

	Closing rate		Average rate
1 US dollar equals:	2011	2010	2011	2010

Argentinean peso	4.303188	3.975791	4.124808	3.945504
Brazilian real	1.875798	1.666201	1.660243	1.767915
Canadian dollar	1.021330	0.997006	0.981580	1.033045
Chinese yuan	6.305587	6.602304	6.467171	6.757342
Euro	0.772857	0.748391	0.709397	0.756302
Pound sterling	0.645567	0.644177	0.621823	0.647243
Russian ruble	32.195667	30.184359	28.953797	30.144764
Ukrainian hryvnia	7.989837	7.912866	7.955556	7.849527

(G)	INTANGIBLE ASSETS

RESEARCH AND DEVELOPMENT

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in the income statement as an expense as incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if the product or process is technically and commercially feasible, future economic benefits are probable and the company has sufficient resources to complete development. The expenditure capitalized includes the cost of materials, direct labor and an appropriate proportion of overheads. Other development expenditure is recognized in the income statement as an expense as incurred. Capitalized development expenditure is stated at cost less accumulated amortization (see below) and impairment losses (refer accounting policy P).

Amortization related to research and development intangible assets is included within the cost of sales if production related and in sales and marketing if related to commercial activities.

Borrowing cost directly attributable to the acquisition, construction or production of qualifying assets are capitalized as part of the cost of such assets.

SUPPLY AND DISTRIBUTION RIGHTS

A supply right is the right for AB InBev to supply a customer and the commitment by the customer to purchase from AB InBev. A distribution right is the right to sell specified products in a certain territory.

Acquired customer relationships in a business combination are initially recognized at fair value as supply rights to the extent that they arise from contractual rights. If the IFRS recognition criteria are not met, these relationships are subsumed under goodwill.

Acquired distribution rights are measured initially at cost or fair value when obtained through a business combination.

Amortization related to supply and distribution rights is included within sales and marketing expenses.

BRANDS

If part of the consideration paid in a business combination relates to trademarks, trade names, formulas, recipes or technological expertise these intangible assets are considered as a group of complementary assets that is referred to as a brand for which one fair value is determined. Expenditure on internally generated brands is expensed as incurred.

SOFTWARE

Purchased software is measured at cost less accumulated amortization. Expenditure on internally developed software is capitalized when the expenditure qualifies as development activities; otherwise, it is recognized in the income statement when incurred.

Amortization related to software is included in cost of sales, distribution expenses, sales and marketing expenses or administrative expenses based on the activity the software supports.

OTHER INTANGIBLE ASSETS

Other intangible assets, acquired by the company, are recognized at cost less accumulated amortization and impairment losses.

Other intangible assets also include multi-year sponsorship rights acquired by the company. These are initially recognized at the present value of the future payments and subsequently measured at cost less accumulated amortization and impairment losses.

SUBSEQUENT EXPENDITURE

Subsequent expenditure on capitalized intangible assets is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures are expensed as incurred.

AMORTIZATION

Intangible assets with a finite life are amortized using the straight-line method over their estimated useful lives. Licenses, brewing, supply and distribution rights are amortized over the period in which the rights exist. Brands are considered to have an indefinite life unless plans exist to discontinue the brand. Discontinuance of a brand can be either through sale or termination of marketing support. When AB InBev purchases distribution rights for its own products the life of these rights is considered indefinite, unless the company has a plan to discontinue the related brand or distribution. Software and capitalized development cost related to technology are amortized over 3 to 5 years.

Brands are deemed intangible assets with indefinite useful lives and, therefore, are not amortized but tested for impairment on an annual basis (refer accounting policy P).

GAINS AND LOSSES ON SALE

Net gains on sale of intangible assets are presented in the income statement as other operating income. Net losses on sale are included as other operating expenses. Net gains and losses are recognized in the income statement when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs can be estimated reliably, and there is no continuing managerial involvement with the intangible assets.

(H)	BUSINESS COMBINATIONS

The company applies the purchase method of accounting to account for acquisitions of businesses. The cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred and equity instruments issued. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date. The excess of the cost of the acquisition over the company’s interest in the fair value of the identifiable net assets acquired is recorded as goodwill.

The allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions requiring management judgment.

(I)	GOODWILL

Goodwill is determined as the excess of the consideration paid over AB InBev’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquired subsidiary, jointly controlled entity or associate recognized at the date of acquisition. All business combinations are accounted for by applying the purchase method. Business combinations entered into before 31 March 2004, were accounted for in accordance with IAS 22 Business Combinations. This means that acquired intangibles such as brands were subsumed under goodwill for those transactions. Effective 1 January 2010, when AB InBev acquires non-controlling interests any difference between the cost of acquisition and the non-controlling interest’s share of net assets acquired is accounted for as an equity transaction in accordance with IAS 27 Consolidated and Separate Financial Statements.

In conformity with IFRS 3 Business Combinations, goodwill is stated at cost and not amortized but tested for impairment on an annual basis and whenever there is an indicator that the cash generating unit to which goodwill has been allocated, may be impaired (refer accounting policy P).

Goodwill is expressed in the currency of the subsidiary or jointly controlled entity to which it relates and is translated to US dollar using the year-end exchange rate.

In respect of associates, the carrying amount of goodwill is included in the carrying amount of the investment in the associate.

If AB InBev’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized exceeds the cost of the business combination such excess is recognized immediately in the income statement as required by IFRS 3 Business Combinations.

Expenditure on internally generated goodwill is expensed as incurred.

(J)	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is measured at cost less accumulated depreciation and impairment losses (refer accounting policy P). Cost includes the purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management (e.g. non refundable tax and transport cost). The cost of a self-constructed asset is determined using the same principles as for an acquired asset. The depreciation methods, residual value, as well as the useful lives are reassessed and adjusted if appropriate, annually.

Borrowing cost directly attributable to the acquisition, construction or production of qualifying assets are capitalized as part of the cost of such assets.

SUBSEQUENT EXPENDITURE

The company recognizes in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied with the item will flow to the company and the cost of the item can be measured reliably. All other costs are expensed as incurred.

DEPRECIATION

The depreciable amount is the cost of an asset less its residual value. Residual values, if not insignificant, are reassessed annually. Depreciation is calculated from the date the asset is available for use, using the straight-line method over the estimated useful lives of the assets.

The estimated useful lives are defined in terms of the asset’s expected utility to the company and can vary from one geographical area to another. On average the estimated useful lives are as follows:

Industrial buildings – other real estate properties	20 - 33 years

Production plant and equipment:
Production equipment	10 - 15 years
Storage, packaging and handling equipment	5 - 7 years

Returnable packaging:
Kegs	2 - 10 years
Crates	2 - 10 years
Bottles	2 - 5 years

Point of sale furniture and equipment	5 years

Vehicles	5 years

Information processing equipment	3 - 5 years

Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

Land is not depreciated as it is deemed to have an indefinite life.

GAINS AND LOSSES ON SALE

Net gains on sale of items of property, plant and equipment are presented in the income statement as other operating income. Net losses on sale are presented as other operating expenses. Net gains and losses are recognized in the income statement when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs can be estimated reliably, and there is no continuing managerial involvement with the property, plant and equipment.

(K)	ACCOUNTING FOR LEASES

Leases of property, plant and equipment where the company assumes substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are recognized as assets and liabilities (interest-bearing loans and borrowings) at amounts equal to the lower of the fair value of the leased property and the present value of the minimum lease payments at inception of the lease. Amortization and impairment testing for depreciable leased assets, is the same as for depreciable assets that are owned (refer accounting policies J and P).

Lease payments are apportioned between the outstanding liability and finance charges so as to achieve a constant periodic rate of interest on the remaining balance of the liability.

Leases of assets under which all the risks and rewards of ownership are substantially retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the term of the lease.

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the period in which termination takes place.

(L)	INVESTMENTS

All investments are accounted for at trade date.

INVESTMENTS IN EQUITY SECURITIES

Investments in equity securities are undertakings in which AB InBev does not have significant influence or control. This is generally evidenced by ownership of less than 20% of the voting rights. Such investments are designated as available-for-sale financial assets which are at initial recognition measured at fair value unless the fair value cannot be reliably determined in which case they are measured at cost. Subsequent changes in fair value, except those related to impairment losses which are recognized in the income statement, are recognized directly in other comprehensive income.

On disposal of an investment, the cumulative gain or loss previously recognized directly in other comprehensive income is recognized in profit or loss.

INVESTMENTS IN DEBT SECURITIES

Investments in debt securities classified as trading or as being available-for-sale are carried at fair value, with any resulting gain or loss respectively recognized in the income statement or directly in other comprehensive income. Fair value of these investments is determined as the quoted bid price at the balance sheet date. Impairment charges and foreign exchange gains and losses are recognized in the income statement.

Investments in debt securities classified as held to maturity are measured at amortized cost.

In general, investments in debt securities with original maturities of more than three months and remaining maturities of less than one year are classified as short-term investments. Investments with maturities beyond one year may be classified as short-term based on their highly liquid nature and because such marketable securities represent the investment of cash that is available for current operations.

OTHER INVESTMENTS

Other investments held by the company are classified as available-for-sale and are carried at fair value, with any resulting gain or loss recognized directly in other comprehensive income. Impairment charges are recognized in the income statement.

(M)	INVENTORIES

Inventories are valued at the lower of cost and net realizable value. Cost includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. The weighted average method is used in assigning the cost of inventories.

The cost of finished products and work in progress comprises raw materials, other production materials, direct labor, other direct cost and an allocation of fixed and variable overhead based on normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated completion and selling costs.

(N)	TRADE AND OTHER RECEIVABLES

Trade and other receivables are carried at amortized cost less impairment losses. An estimate is made for doubtful receivables based on a review of all outstanding amounts at the balance sheet date.

An allowance for impairment of trade and other receivables is established if the collection of a receivable becomes doubtful. Such receivable becomes doubtful when there is objective evidence that the company will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter into bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the receivable is impaired. The amount of the allowance is the difference between the asset’s carrying amount and the present value of the estimated future cash flows. An impairment loss is recognized in the statement of income, as are subsequent recoveries of previous impairments.

(O)	CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all cash balances and short-term highly liquid investments with a maturity of three months or less from the date of acquisition that are readily convertible into cash. They are stated at face value, which approximates their fair value. For the purpose of the cash flow statement, cash and cash equivalents are presented net of bank overdrafts.

(P)	IMPAIRMENT

The carrying amounts of financial assets, property, plant and equipment, goodwill and intangible assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated. In addition, goodwill, intangible assets that are not yet available for use and intangibles with an indefinite useful life are tested for impairment annually. An impairment loss is recognized whenever the carrying amount of an asset or the related cash-generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement.

CALCULATION OF RECOVERABLE AMOUNT

The recoverable amount of the company’s investments in unquoted debt securities is calculated as the present value of expected future cash flows, discounted at the debt securities’ original effective interest rate. For equity and quoted debt securities the recoverable amount is their fair value.

The recoverable amount of other assets is determined as the higher of their fair value less costs to sell and value in use. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit on a pro rata basis.

Goodwill and intangible assets with indefinite useful life are tested annually at the business unit level (that is one level below the segments). The recoverable amount of the cash generating units to which the goodwill and the intangible assets with indefinite useful life belong is based on a fair value approach. More specifically, a discounted free cash flow approach, based on current acquisition valuation models, is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators.

Whenever there is an indication of impairment, intangible assets with an indefinite useful life are tested on a fair value approach applying multiples that reflect current market transactions to indicators that drive the profitability of the asset or the royalty stream that could be obtained from licensing the intangible asset to another party in an arm’s length transaction.

REVERSAL OF IMPAIRMENT LOSSES

An impairment loss in respect of goodwill or investments in equity securities is not reversed. Impairment losses on other assets are reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognized. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(Q)	SHARE CAPITAL

REPURCHASE OF SHARE CAPITAL

When AB InBev buys back its own shares, the amount of the consideration paid, including directly attributable costs, is recognized as a deduction from equity under treasury shares.

DIVIDENDS

Dividends are recognized in the consolidated financial statements on the date that the dividends are declared unless minimum statutory dividends are required by local legislation or the bylaws of the company’s subsidiaries. In such instances, statutory minimum dividends are recognized as a liability.

SHARE ISSUANCE COSTS

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(R)	PROVISIONS

Provisions are recognized when (i) the company has a present legal or constructive obligation as a result of past events, (ii) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and (iii) a reliable estimate of the amount of the obligation can be made. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

RESTRUCTURING

A provision for restructuring is recognized when the company has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been announced publicly. Costs relating to the ongoing activities of the company are not provided for. The provision includes the benefit commitments in connection with early retirement and redundancy schemes.

ONEROUS CONTRACTS

A provision for onerous contracts is recognized when the expected benefits to be derived by the company from a contract are lower than the unavoidable cost of meeting its obligations under the contract. Such provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract.

DISPUTES AND LITIGATIONS

A provision for disputes and litigation is recognized when it is more likely than not that the company will be required to make future payments as a result of past events, such items may include but are not limited to, several claims, suits and actions both initiated by third parties and initiated by AB InBev relating to antitrust laws, violations of distribution and license agreements, environmental matters, employment related disputes, claims from tax authorities, and alcohol industry litigation matters.

(S)	EMPLOYEE BENEFITS

POST-EMPLOYMENT BENEFITS

Post-employment benefits include pensions, post-employment life insurance and post-employment medical benefits. The company operates a number of defined benefit and defined contribution plans throughout the world, the assets of which are generally held in separate trustee-managed funds. The pension plans are generally funded by payments from employees and the company, and, for defined benefit plans taking account of the recommendations of independent actuaries. AB InBev maintains funded and unfunded pension plans.

a)	Defined contribution plans

Contributions to defined contribution plans are recognized as an expense in the income statement when incurred. A defined contribution plan is a pension plan under which AB InBev pays fixed contributions into a fund. AB InBev has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

b)	Defined benefit plans

A defined benefit plan is a pension plan that is not a defined contribution plan. Typically defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. For defined benefit plans, the pension expenses are assessed separately for each plan using the projected unit credit method. The projected unit credit method considers each period of service as giving rise to an additional unit of benefit entitlement. Under this method, the cost of providing pensions is charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with the advice of qualified actuaries who carry out a full valuation of the plans at least every three years. The amounts charged to the income statement include current service cost, interest cost, the expected return on any plan assets, past service costs and the effect of any curtailments or settlements. The pension obligations recognized in the balance sheet are measured at the present value of the estimated future cash outflows using interest rates based on high quality corporate bond yields, which have terms to maturity approximating the terms of the related liability, less any past service costs not yet recognized and the fair value of any plan assets. Past service costs result from the introduction of, or changes to, post-employment benefits. They are recognized as an expense over the average period that the benefits vest. Actuarial gains and losses comprise, for assets and liabilities, the effects of differences between the previous actuarial assumptions and what has actually occurred and the effects of changes in actuarial assumptions on the plans’ liabilities. Actuarial gains and losses are recognized in full in the period in which they occur in the statement of comprehensive income.

Where the calculated amount of a defined benefit liability is negative (an asset), AB InBev recognizes such pension asset to the extent of any cumulative unrecognized past service costs plus any economic benefits available to AB InBev either from refunds or reductions in future contributions.

OTHER POST-EMPLOYMENT OBLIGATIONS

Some AB InBev companies provide post-employment medical benefits to their retirees. The entitlement to these benefits is usually based on the employee remaining in service up to retirement age. The expected costs of these benefits are accrued over the period of employment, using an accounting methodology similar to that for defined benefit pension plans.

TERMINATION BENEFITS

Termination benefits are recognized as an expense when the company is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to terminate employment before the normal retirement date. Termination benefits for voluntary redundancies are recognized if the company has made an offer encouraging voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably.

BONUSES

Bonuses received by company employees and management are based on pre-defined company and individual target achievement. The estimated amount of the bonus is recognized as an expense in the period the bonus is earned. To the extent that bonuses are settled in shares of the company, they are accounted for as share-based payments.

(T)	SHARE-BASED PAYMENTS

Different share and share option programs allow company senior management and members of the board to acquire shares of the company and some of its affiliates. AB InBev adopted IFRS 2 Share-based Payment on 1 January 2005 to all awards granted after 7 November 2002 that had not yet vested at 1 January 2005. The fair value of the share options is estimated at grant date, using an option pricing model that is most appropriate for the respective option. Based on the expected number of options that will vest, the fair value of the options granted is expensed over the vesting period. When the options are exercised, equity is increased by the amount of the proceeds received.

(U)	INTEREST-BEARING LOANS AND BORROWINGS

Interest-bearing loans and borrowings are recognized initially at fair value, less attributable transaction costs. Subsequent to initial recognition, interest-bearing loans and borrowings are stated at amortized cost with any difference between the initial amount and the maturity amount being recognized in the income statement (in accretion expense) over the expected life of the instrument on an effective interest rate basis.

(V)	TRADE AND OTHER PAYABLES

Trade and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

(W)	INCOME TAX

Income tax on the profit for the year comprises current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized directly in equity, in which case the tax effect is also recognized directly in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted, or substantively enacted, at the balance sheet date, and any adjustment to tax payable in respect of previous years.

In accordance with IAS 12 Income Taxes deferred taxes are provided using the so-called balance sheet liability method. This means that, for all taxable and deductible differences between the tax bases of assets and liabilities and their carrying amounts in the balance sheet a deferred tax liability or asset is recognized. Under this method a provision for deferred taxes is also made for differences between the fair values of assets and liabilities acquired in a business combination and their tax base. IAS 12 prescribes that no deferred taxes are recognized i) on initial recognition of goodwill, ii) at the initial recognition of assets or liabilities in a transaction that is not a business combination and affects neither accounting nor taxable profit and iii) on differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using currently or substantively enacted tax rates.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously.

The company recognizes deferred tax assets, including assets arising from losses carried forward, to the extent that future probable taxable profit will be available against which the deferred tax asset can be utilized. A deferred tax asset is reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Tax claims are recorded within provisions on the balance sheet (refer accounting policy R).

(X)	INCOME RECOGNITION

Income is recognized when it is probable that the economic benefits associated with the transaction will flow to the company and the income can be measured reliably.

GOODS SOLD

In relation to the sale of beverages and packaging, revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, and no significant uncertainties remain regarding recovery of the consideration due, associated costs or the possible return of goods, and there is no continuing management involvement with the goods. Revenue from the sale of goods is measured at the fair value of the consideration received or receivable, net of returns and allowances, trade discounts, volume rebates, discounts for cash payments and excise taxes.

RENTAL AND ROYALTY INCOME

Rental income is recognized under other operating income on a straight-line basis over the term of the lease. Royalties arising from the use by others of the company’s resources are recognized in other operating income on an accrual basis in accordance with the substance of the relevant agreement.

GOVERNMENT GRANTS

A government grant is recognized in the balance sheet initially as deferred income when there is reasonable assurance that it will be received and that the company will comply with the conditions attached to it. Grants that compensate the company for expenses incurred are recognized as other operating income on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the company for the acquisition of an asset are presented by deducting them from the acquisition cost of the related asset in accordance with IAS 20 Accounting for Government Grants and Disclosure of Government Assistance.

FINANCE INCOME

Finance income comprises interest received or receivable on funds invested, dividend income, foreign exchange gains, losses on currency hedging instruments offsetting currency gains, gains on hedging instruments that are not part of a hedge accounting relationship, gains on financial assets classified as trading as well as any gains from hedge ineffectiveness (refer accounting policy Z).

Interest income is recognized as it accrues (taking into account the effective yield on the asset) unless collectability is in doubt.

DIVIDEND INCOME

Dividend income is recognized in the income statement on the date that the dividend is declared.

(Y)	EXPENSES

FINANCE COSTS

Finance costs comprise interest payable on borrowings, calculated using the effective interest rate method, foreign exchange losses, gains on currency hedging instruments offsetting currency losses, results on interest rate hedging instruments, losses on hedging instruments that are not part of a hedge accounting relationship, losses on financial assets classified as trading, impairment losses on available-for-sale financial assets as well as any losses from hedge ineffectiveness (refer accounting policy Z).

All interest costs incurred in connection with borrowings or financial transactions are expensed as incurred as part of finance costs. Any difference between the initial amount and the maturity amount of interest bearing loans and borrowings, such as transaction costs and fair value adjustments, are being recognized in the income statement (in accretion expense) over the expected life of the instrument on an effective interest rate basis (refer accounting policy U). The interest expense component of finance lease payments is also recognized in the income statement using the effective interest rate method.

RESEARCH AND DEVELOPMENT, ADVERTISING AND PROMOTIONAL COSTS AND SYSTEMS DEVELOPMENT COSTS

Research, advertising and promotional costs are expensed in the year in which these costs are incurred. Development costs and systems development costs are expensed in the year in which these costs are incurred if they do not meet the criteria for capitalization (refer accounting policy G).

PURCHASING, RECEIVING AND WAREHOUSING COSTS

Purchasing and receiving costs are included in the cost of sales, as well as the costs of storing and moving raw materials and packaging materials. The costs of storing finished products at the brewery as well as costs incurred for subsequent storage in distribution centers are included within distribution expenses.

(Z)	DERIVATIVE FINANCIAL INSTRUMENTS

AB InBev uses derivative financial instruments to mitigate the transactional impact of foreign currencies, interest rates and commodity prices on the company’s performance. AB InBev’s financial risk management policy prohibits the use of derivative financial instruments for trading purposes and the company does therefore not hold or issue any such instruments for such purposes. Derivative financial instruments that are economic hedges but that do not meet the strict IAS 39 Financial Instruments: Recognition and Measurement hedge accounting rules, however, are accounted for as financial assets or liabilities at fair value through profit or loss.

Derivative financial instruments are recognized initially at fair value. Fair value is the amount for which the asset could be exchanged or the liability settled, between knowledgeable, willing parties in an arm’s length transaction. The fair value of derivative financial instruments is either the quoted market price or is calculated using pricing models taking into account current market rates. These pricing models also take into account the current creditworthiness of the counterparties.

Subsequent to initial recognition, derivative financial instruments are re-measured to their fair value at balance sheet date. Depending on whether cash flow or net investment hedge accounting is applied or not, any gain or loss is either recognized directly in other comprehensive income or in the income statement.

Cash flow, fair value or net investment hedge accounting is applied to all hedges that qualify for hedge accounting when the required hedge documentation is in place and when the hedge relation is determined to be effective.

CASH FLOW HEDGE ACCOUNTING

When a derivative financial instrument hedges the variability in cash flows of a recognized asset or liability, the foreign currency risk of a firm commitment or a highly probable forecasted transaction, the effective part of any resulting gain or loss on the derivative financial instrument is recognized directly in other comprehensive income (hedging reserves). When the firm commitment in foreign currency or the forecasted transaction results in the recognition of a non financial asset or a non financial liability, the cumulative gain or loss is removed from other comprehensive income and included in the initial measurement of the asset or liability. When the hedge relates to financial assets or liabilities, the cumulative gain or loss on the hedging instrument is reclassified from other comprehensive income into the income statement in the same period during which the hedged risk affects the income statement (e.g. when the variable interest expense is recognized). The ineffective part of any gain or loss is recognized immediately in the income statement.

When a hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative gain or loss (at that point) remains in equity and is reclassified in accordance with the above policy when the hedged transaction occurs. If the hedged transaction is no longer probable, the cumulative gain or loss recognized in other comprehensive income is reclassified into the income statement immediately.

FAIR VALUE HEDGE ACCOUNTING

When a derivative financial instrument hedges the variability in fair value of a recognized asset or liability, any resulting gain or loss on the hedging instrument is recognized in the income statement. The hedged item is also stated at fair value in respect of the risk being hedged, with any gain or loss being recognized in the income statement.

NET INVESTMENT HEDGE ACCOUNTING

When a foreign currency liability hedges a net investment in a foreign operation, exchange differences arising on the translation of the liability to the functional currency are recognized directly in other comprehensive income (translation reserves).

When a derivative financial instrument hedges a net investment in a foreign operation, the portion of the gain or the loss on the hedging instrument that is determined to be an effective hedge is recognized directly in other comprehensive income (translation reserves), while the ineffective portion is reported in the income statement.

Investments in equity instruments or derivatives linked to and to be settled by delivery of an equity instrument are stated at cost when such equity instrument does not have a quoted market price in an active market and for which other methods of reasonably estimating fair value are clearly inappropriate or unworkable.

(AA)	SEGMENT REPORTING

Operating segments are components of the company’s business activities about which separate financial information is available that is evaluated regularly by management.

AB InBev’s operating segment reporting format is geographical because the company’s risks and rates of return are affected predominantly by the fact that AB InBev operates in different geographical areas. The company’s management structure and internal reporting system to the Board of Directors is set up accordingly. A geographical segment is a distinguishable component of the company that is engaged in providing products or services within a particular economic environment, which is subject to risks and returns that are different from those of other segments. In accordance with IFRS 8 Operating segments AB InBev’s reportable geographical segments were determined as North America, Latin America North, Latin America South, Western Europe, Central and Eastern Europe, Asia Pacific and Global Export and Holding Companies. The company’s assets are predominantly located in the same geographical areas as its customers.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated assets comprise interest bearing loans granted, investment securities, deferred tax assets, income taxes receivable, cash and cash equivalent and derivative assets. Unallocated liabilities comprise equity and non-controlling interest, interest bearing loans, deferred tax liabilities, bank overdrafts, income taxes payable and derivative liabilities.

Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets other than goodwill.

(BB)	NON-RECURRING ITEMS

Non-recurring items are those that in management’s judgment need to be disclosed by virtue of their size or incidence. Such items are disclosed on the face of the consolidated income statement or separately disclosed in the notes to the financial statements. Transactions which may give rise to non-recurring items are principally restructuring activities, impairments, gains or losses on disposal of investments and the effect of the accelerated repayment of certain debt facilities.

(CC)	DISCONTINUED OPERATIONS AND NON-CURRENT ASSETS HELD FOR SALE

A discontinued operation is a component of the company that either has been disposed of or is classified as held for sale and represents a separate major line of business or geographical area of operations and is part of a single coordinated plan to dispose of or is a subsidiary acquired exclusively with a view to resale.

AB InBev classifies a non-current asset (or disposal group) as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use if all of the conditions of IFRS 5 are met. A disposal group is defined as a group of assets to be disposed of, by sale or otherwise, together as a group in a single transaction, and liabilities directly associated with those assets that will be transferred. Immediately before classification as held for sale, the company measures the carrying amount of the asset (or all the assets and liabilities in the disposal group) in accordance with applicable IFRS. Then, on initial classification as held for sale, non-current assets and disposal groups are recognized at the lower of carrying amount and fair value less costs to sell. Impairment losses on initial classification as held for sale are included in profit or loss. The same applies to gains and losses on subsequent re-measurement. Non-current assets classified as held for sale are no longer depreciated or amortized.

(DD)	RECENTLY ISSUED IFRS

To the extent that new IFRS requirements are expected to be applicable in the future, they have been summarized hereafter. For the year ended 31 December 2011, they have not been applied in preparing these consolidated financial statements.

IFRS 9 Financial Instruments:

IFRS 9 is the standard issued as part of a wider project to replace IAS 39. IFRS 9 retains but simplifies the mixed measurement model and established two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. The guidance in IAS 39 on impairment of financial assets and hedge accounting continues to apply.

IFRS 10 Consolidated Financial Statements, which provides a single consolidation model that identifies control as the basis for consolidation for all types of entities.

IFRS 11 Joint Arrangements, which establishes principles for the financial reporting by parties to a joint arrangement and replaces the current proportionate consolidation method by the equity method.

IFRS 12 Disclosure of Interests in Other Entities, which combines, enhances and replaces the disclosure requirements for subsidiaries, joint arrangements, associates and unconsolidated structured entities.

IFRS 13 Fair Value Measurement, which does not establish new requirements for when fair value is required but provides a single source of guidance on how fair value is measured.

IAS 1 Presentation of Financial Statements, which requires entities to separate items presented in other comprehensive income into two groups, based on whether or not they may be recycled to the income statement in the future.

IAS 19 Employee Benefits (Revised 2011):

The amendments that are expected to have the most significant impact include:

•

Expected returns on plan assets will no longer be recognized in profit or loss. Expected returns are replaced by recording interest income in profit or loss, which is calculated using the discount rate used to measure the pension obligation.

•

Unvested past service costs can no longer be deferred and recognized over the future vesting period. Instead, all past service costs will be recognized at the earlier of when the amendment/curtailment occurs or when the company recognizes related restructuring or termination costs.

IAS 27 Separated Financial Instruments (Revised 2011), which has been amended for the issuance of IFRS 10 but retains the current guidance on separate financial statements.

IAS 28 Investments in Associates (Revised 2011), which has been amended for conforming changes on the basis of the issuance of IFRS 10 and IFRS 11.

IFRS 9 becomes mandatory for AB InBev’s 2015 consolidated financial statements. The other standards become mandatory for AB InBev’s 2013 consolidated financial statements. The company is currently assessing the impacts of IAS 19 Revised Employee Benefits on its consolidated financial statements. For the other standards mentioned above, it is anticipated that their application will not have a material impact on AB InBev’s consolidated financial statements in the period of initial application.

OTHER STANDARDS, INTERPRETATIONS AND AMENDMENTS TO STANDARDS

A number of other amendments to standards are effective for annual periods beginning after 1 January 2011, and have not been listed above because of either their non-applicability to or their immateriality to AB InBev’s consolidated financial statements.

4.	USE OF ESTIMATES AND JUDGMENTS

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Although each of its significant accounting policies reflects judgments, assessments or estimates, AB InBev believes that the following accounting policies reflect the most critical judgments, estimates and assumptions that are important to its business operations and the understanding of its results: business combinations, intangible assets, goodwill, impairment, provisions, share-based payments, employee benefits and accounting for current and deferred tax.

The fair values of acquired identifiable intangibles are based on an assessment of future cash flows. Impairment analyses of goodwill and indefinite-lived intangible assets are performed annually and whenever a triggering event has occurred, in order to determine whether the carrying value exceeds the recoverable amount. These calculations are based on estimates of future cash flows.

The company uses its judgment to select a variety of methods including the discounted cash flow method and option valuation models and make assumptions about the fair value of financial instruments that are mainly based on market conditions existing at each balance sheet date.

Actuarial assumptions are established to anticipate future events and are used in calculating pension and other postretirement benefit expense and liability. These factors include assumptions with respect to interest rates, expected investment returns on plan assets, rates of increase in health care costs, rates of future compensation increases, turnover rates, and life expectancy.

The Company is subject to income tax in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income tax. There are some transactions and calculations for which the ultimate tax determination is uncertain. Some subsidiaries within the group are involved in tax audits and local enquiries usually in relation to prior years. Investigations and negotiations with local tax authorities are ongoing in various jurisdictions at the balance sheet date and, by their nature, these can take considerable time to conclude. In assessing the amount of any income tax provisions to be recognized in the financial statements, estimation is made of the expected successful settlement of these matters. Estimates of interest and penalties on tax liabilities are also recorded. Where the final outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period such determination is made.

Judgments made by management in the application of IFRS that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are further discussed in the relevant notes hereafter.

5.	SEGMENT REPORTING

Segment information is presented by geographical segments, consistent with the information that is available and evaluated regularly by the chief operating decision maker. AB InBev operates its business through seven zones. Regional and operating company management is responsible for managing performance, underlying risks, and effectiveness of operations. Internally, AB InBev’s management uses performance indicators such as normalized profit from operations (normalized EBIT) and normalized EBITDA as measures of segment performance and to make decisions regarding allocation of resources. These measures are reconciled to segment profit in the tables presented (figures may not add up due to rounding).

All figures in the table below are stated in million US dollar, except volume (million hls) and full time equivalents (FTE in units).

	North America		Latin America North		Latin America South		Western Europe		Central and Eastern Europe		Asia Pacific		Global export and holding companies		Consolidated
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010

Volume	125	129	120	120	34	34	31	32	26	27	56	50	7	7	399	399

Revenue	15 304	15 296	11 524	10 018	2 704	2 182	3 945	3 937	1 755	1 619	2 317	1 767	1 496	1 479	39 046	36 297

Cost of sales	(6 726)	(6 946)	(3 738)	(3 410)	(1 040)	(842)	(1 652)	(1 883)	(984)	(857)	(1 319)	(1 008)	(1 174)	(1 206)	(16 634)	(16 151)
Distribution expenses	(807)	(774)	(1 332)	(1 128)	(227)	(180)	(409)	(393)	(224)	(191)	(193)	(140)	(120)	(106)	(3 313)	(2 913)
Sales and marketing expenses	(1 640)	(1 565)	(1 263)	(1 238)	(272)	(228)	(760)	(716)	(420)	(353)	(588)	(439)	(200)	(174)	(5 143)	(4 712)
Administrative expenses	(475)	(526)	(535)	(518)	(85)	(75)	(305)	(291)	(108)	(109)	(221)	(148)	(314)	(292)	(2 043)	(1 960)
Other operating income/(expenses)	54	61	462	359	1	(8)	37	83	2	7	90	47	48	54	694	604
Normalized profit from operations (EBIT)	5 710	5 546	5 118	4 083	1 081	849	856	737	21	117	86	79	(264)	(245)	12 607	11 165

Non-recurring items (refer Note 8)	(188)	(237)	21	(34)	(6)	(8)	(123)	(54)	—	2	(9)	9	27	54	(278)	(268)
Profit from operations (EBIT)	5 521	5 309	5 139	4 049	1 076	841	733	683	21	118	77	88	(238)	(191)	12 329	10 897

Net finance cost	(591)	(503)	(168)	(98)	(60)	(55)	(360)	(291)	(88)	(41)	12	8	(1 882)	(2 756)	(3 137)	(3 736)
Share of result of associates	622	520	—	—	—	—	1	1	—	—	—	—	—	—	623	521
Profit before tax	5 552	5 326	4 971	3 951	1 016	786	374	393	(67)	77	89	96	(2 120)	(2 947)	9 815	7 682

Income tax expense	(1 637)	(1 454)	(765)	(637)	(289)	(230)	(84)	(98)	13	(21)	(42)	(22)	948	542	(1 856)	(1 920)

Profit	3 915	3 872	4 206	3 314	727	556	290	295	(54)	56	47	74	(1 172)	(2 405)	7 959	5 762

Normalized EBITDA	6 573	6 444	5 814	4 780	1 254	1 009	1 225	1 099	225	323	356	292	(90)	(77)	15 357	13 869
Non-recurring items (including impairment) (refer Note 8)	(188)	(237)	21	(34)	(6)	(8)	(123)	(54)	—	2	(9)	9	27	54	(278)	(268)
Depreciation, amortization and impairment	(864)	(898)	(696)	(697)	(172)	(160)	(369)	(362)	(204)	(206)	(270)	(213)	(175)	(168)	(2 750)	(2 704)
Net finance costs	(591)	(503)	(168)	(98)	(60)	(55)	(360)	(291)	(88)	(41)	12	8	(1 882)	(2 756)	(3 137)	(3 736)
Share of results of associates	622	520	—	—	—	—	1	1	—	—	—	—	—	—	623	521
Income tax expense	(1 637)	(1 454)	(765)	(637)	(289)	(230)	(84)	(98)	13	(21)	(42)	(22)	948	542	(1 856)	(1 920)

Profit	3 915	3 872	4 206	3 313	727	556	290	295	(54)	56	47	74	(1 172)	(2 405)	7 959	5 762

Normalized EBITDA margin in %	42.9%	42.1%	50.5%	47.7%	46.4%	46.2%	31.1%	27.9%	12.8%	20.0%	15.4%	16.5%	—	—	39.3%	38.2%

Segment assets	71 233	72 412	17 133	17 767	3 969	3 564	5 676	5 436	2 179	2 387	4 577	3 749	4 475	3 608	109 242	108 923
Intersegment elimination															(3 978)	(1 638)
Non-segmented assets															7 163	7 057

Total assets															112 427	114 342

Segment liabilities	6 762	5 737	6 004	4 619	1 232	685	3 009	2 593	526	609	1 921	1 403	3 923	3 712	23 377	19 358
Intersegment elimination															(3 978)	(1 638)
Non-segmented liabilities															93 028	96 622

Total liabilities															112 427	114 342

Gross capex	384	282	1 703	1 046	239	179	300	322	161	112	607	316	279	87	3 673	2 344
Additions to/(reversals of) provisions	81	167	82	28	1	2	116	62	—	(2)	11	(4)	(8)	114	283	367
FTE	17 924	18 264	33 076	32 098	8 641	8 040	7 832	7 989	10 551	10 249	36 046	35 475	2 208	2 198	116 278	114 313

Net revenue from the beer business amounted to 34 747m US dollar while the net revenue from the non-beer business (soft drinks and other business) accounted for 4 299m US dollar.

Net revenue from external customers attributable to AB InBev’s country of domicile (Belgium) and non-current assets located in the country of domicile represent 966m US dollar and 1 188m US dollar, respectively.

6.	ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES

The table below summarizes the impact of acquisitions on the Statement of financial position of AB InBev for 31 December 2011 and 2010:

Million US dollar	2011 Acquisitions	2010 Acquisitions	2011 Disposals	2010 Disposals

Non-current assets
Property, plant and equipment	123	1	—	(68)
Intangible assets	242	15	—	—
Investment securities	—	—	—	71
Deferred tax assets	7	—	—	—
Trade and other receivables	—	—	—	(1)

Current assets
Inventories	18	2	—	(14)
Trade and other receivables	6	2	—	(10)
Cash and cash equivalents	46	—	—	(7)

Non-current liabilities
Trade and other payables	(35)	—	—	—
Deferred tax liabilities	(15)	—	—	—

Current liabilities
Income tax payable	(2)	—	—	—
Interest-bearing loans and borrowings	—	—	—	4
Trade and other payables	(29)	(1)	—	(2)
			—

Net identifiable assets and liabilities	361	19	—	(27)

Loss/(gain) on disposals	—	—	—	31
Goodwill on acquisitions	158	—	—	—
Consideration to be paid	(1)	—	—	—
Net cash paid on prior years acquisitions	7	18	—	—
Collection of receivables from prior years disposals	—	—	(454)	(20)

Consideration paid/(received), satisfied in cash	525	37	(454)	(16)

Cash (acquired)/disposed of	(46)	—	—	7

Net cash outflow/(inflow)	479	37	(454)	(9)

2011 ACQUISITIONS

On 28 February 2011, the company closed a transaction with Dalian Daxue Group Co. Ltd and Kirin (China) Investment Co. Ltd to acquire a 100% equity interest in Liaoning Dalian Daxue Brewery Co. Ltd., which is among the top three breweries in Liaoning province. Daxue brews, markets and distributes major beer brands including “Daxue”, “Xiao Bang” and “Da Bang” which are popular beer brands in the south of Liaoning province, with a total sales volume of over 2 million hl in 2010.

On 1 May 2011, the company acquired Fulton Street Brewery LLC, also known as Goose Island, a Midwest craft brewer in the United States. Goose Island brews ales, such as 312 Urban Wheat Ale, Honkers Ale, India Pale Ale, Matilda, Pere Jacques, Sofie and a wide variety of seasonal draft only and barrel-aged releases, including Bourbon County Stout, the original bourbon barrel-aged beer.

On 31 May 2011, the company closed an agreement with Henan Weixue Beer Group Co. Ltd (China) to acquire its brands (Weixue and JiGongshan), assets and business, including its Xinyang brewery, Zhengzhou brewery and Gushi Brewery.

On 30 December 2011, the company acquired Premium Beers of Oklahoma distributorship in Oklahoma City, United States, a major wholesaler in that territory.

The acquired businesses contributed revenues of 63m US dollar to AB InBev from the acquisition date to 31 December 2011 and had an immaterial impact on profit level. If the acquisitions had occurred on 1 January 2011, the contribution to the consolidated revenue for the year ended 31 December 2011 would have been 83m US dollar, with an immaterial impact on consolidated profit.

The company is in the process of finalizing the allocation of the purchase price to the individual assets acquired and liabilities assumed in compliance with IFRS 3. The provisional allocation of the purchase price included in the 31 December 2011 statement of financial position and detailed in the table above is based on the current best estimates of AB InBev’s management with input from third parties. The completion of the purchase price allocation may result in further adjustment to the carrying value of the recorded assets and liabilities and the determination of any residual amount that will be allocated to goodwill. The transactions resulted in the provisional recognition of goodwill for an amount of 158m US dollar as at 31 December 2011. The factors that contributed to the recognition of goodwill include the acquisition of an assembled workforce and the premiums paid for synergies. None of the goodwill is expected to be deductible for tax purposes. Acquisition-related costs amount to 5m US dollar and are included in the income statement– see Note 8 Non-recurring items.

During 2011, AB InBev paid 7m US dollar to former Anheuser-Busch shareholders (18m US dollar in 2010). By 31 December 2011, 25m US dollar consideration remains payable to former Anheuser-Busch shareholders whom did not yet claim the proceeds. This payable is recognized as a deferred consideration on acquisitions.

2010 ACQUISITIONS

On 29 October 2010, the company acquired a local distributor in the US for a total cash consideration of 19m US dollar. Costs directly attributable to the acquisition were less than 1m US dollar. As the purchase price was fully allocated to the respective asset categories, no goodwill was recognized.

DISPOSALS

No disposals occurred during 2011.

Upon completion of the sale of the Central European operations to CVC Capital Partners on 2 December 2009, the company received an unsecured deferred payment obligation with a six-year maturity. This deferred consideration with a notional amount of 300m euro had been reported for a fair value amount of 363m US dollar at year-end 2010. In July 2011, AB InBev sold the deferred consideration, including accrued interest, to a third party for a gross proceed of 454m US dollar and recognized a non-recurring gain of 45m US dollar – see Note 8 Non-recurring items.

During 2010, AB InBev collected the deferred consideration related to the disposal of Oriental Brewery. The deferred consideration with a notional amount of 300m US dollar had been reported for a fair value amount of 225m US dollar at year-end 2009. The deferred consideration was sold to a third party for a gross proceed of 275m US dollar excluding interest accrued since inception and resulted in a non-recurring gain of 50m US dollar – see Note 8 Non-recurring items. The cash receipt was partially offset by corporate taxes paid on the disposal of Busch Entertainment and other subsidiaries (255m US dollar).

On 20 October 2010, Ambev and Cerveceria Regional S.A. closed a transaction pursuant to which they combined their business in Venezuela, with Regional owning a 85% interest and Ambev owning the remaining 15% in the new company, which may be increased to 20% over the next four years. The measurement at fair value of the retained interest, as prescribed by Amended IAS 27 Consolidated and separate financial statements, led to the recognition of an impairment loss of (31)m US dollar.

7.	OTHER OPERATING INCOME/(EXPENSES)

Million US dollar	2011	2010

Government grants	418	243
License income	98	96
Net (additions to)/reversals of provisions	23	(4)
Net gain on disposal of property, plant and equipment, intangible assets and assets held for sale	45	119
Net rental and other operating income	110	150

	694	604

Research expenses as incurred	175	184

The government grants relate primarily to fiscal incentives given by certain Brazilian states and Chinese provinces, based on the company’s operations and developments in those regions.

In 2011, the company expensed 175m US dollar in research, compared to 184m US dollar in 2010. Part of this was expensed in the area of market research, but the majority is related to innovation in the areas of process optimization especially as it pertains to capacity, new product developments and packaging initiatives.

8.	NON-RECURRING ITEMS

IAS 1 Presentation of financial statements requires material items of income and expense to be disclosed separately. Non-recurring items are items, which in management’s judgment, need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information. The company considers these items to be of significance in nature, and accordingly, management has excluded these from their segment measure of performance as noted in Note 5 Segment Reporting.

The non-recurring items included in the income statement are as follows:

Million US dollar	2011	2010

Restructuring (including impairment losses)	(351)	(252)
Business and asset disposal (including impairment losses)	78	(16)
Acquisition costs business combinations	(5)	—

Impact on profit from operations	(278)	(268)

Non-recurring net finance cost	(540)	(925)
Non-recurring taxes	214	153
Non-recurring non-controlling interest	10	26

Net impact on profit attributable to equity holders of AB InBev	(594)	(1 014)

The 2011 non-recurring restructuring charges (including impairment losses) total (351)m US dollar. These charges primarily relate to organizational alignments and outsourcing activities in Western Europe, North America, China and Latin America South in order to eliminate overlap or duplicated processes and activities across functions and zones, next to the closure of the Manitowoc Malt

Plant in the United States. These one time expenses as a result of the series of decisions provide the company with a lower cost base besides a stronger focus on AB InBev’s core activities, quicker decision-making and improvements to efficiency, service and quality.

The 2011 business and asset disposals (including impairment losses) resulted in a net gain of 78m US dollar. 45m US dollar represents the net effect of the collection in July 2011 of the deferred consideration related to the disposal of the Central European operations in 2009 - see also Note 6 Acquisitions and disposals of subsidiaries. Furthermore, a net gain of 21m US dollar was realized on the sale of non-core assets in Brazil and a reversal of a non-recurring impairment loss on current assets was recognized for an amount of 11m US dollar.

Acquisition costs of business combinations amount to (5)m US dollar for the year ended 31 December 2011 and relate to the acquisition of Liaoning Dalian Daxue Brewery Co. Ltd on 28 February 2011, the acquisition of the brands, assets and business of Henan Weixue Beer Group Co. Ltd on 31 May 2011, the acquisition of Fulton Street Brewery LLC (Goose Island) on 01 May 2011 and the acquisition of Premium Beers of Oklahoma distributorship on 30 December 2011 - see also Note 6 Acquisitions and disposals of subsidiaries.

The 2010 non-recurring restructuring charges (including impairment losses) total (252)m US dollar. These charges are primarily related to the Anheuser-Busch integration in North America, organizational alignments and outsourcing activities in Western Europe and the closure of the Hamilton Brewery in Canada.

The 2010 business and asset disposals (including impairment losses) resulted in a net loss of (16)m US dollar mainly representing the net impact of the settlement of the deferred collection related to the 2009 disposal of the Korean subsidiary Oriental Brewery (50m US dollar), the measurement at fair value of the retained interest in the combination in Venezuela between Ambev and Cerveceria Regional S.A ((31)m US dollar), the disposal of non-core assets of Anheuser-Busch ((52)m US dollar, including a (65)m US dollar impairment loss) and a 17m US dollar adjustment of accruals and provisions relating to divestitures of previous years.

The company also incurred non-recurring net finance costs of (540)m US dollar for the year ended 31 December 2011 versus (925)m US dollar for the year ended 31 December 2010 – see also Note 11 Finance cost and income.

All the above amounts are before income taxes. The 2011 and 2010 non-recurring items as at 31 December decreased income taxes by 214m US dollar and by 153m US dollar respectively.

Non-controlling interest on the non-recurring items amounts to 10m US dollar in 2011 versus 26m US dollar in 2010.

9.	PAYROLL AND RELATED BENEFITS

Million US dollar	2011	2010

Wages and salaries	(3 147)	(2 912)
Social security contributions	(574)	(512)
Other personnel cost	(623)	(741)
Pension expense for defined benefit plans	(231)	(217)
Share-based payment expense	(204)	(156)
Contributions to defined contribution plans	(39)	(44)

	(4 818)	(4 582)

Number of full time equivalents (FTE)	116 278	114 313

The number of full time equivalents can be split as follows:

	2011	2010

AB InBev NV (parent company)	316	272
Other subsidiaries	113 970	112 020
Proportionally consolidated entities	1 992	2 021

	116 278	114 313

Note 5 Segment reporting contains the split of the FTE by geographical segment.

10.	ADDITIONAL INFORMATION ON OPERATING EXPENSES BY NATURE

Depreciation, amortization and impairment charges are included in the following line items of the 2011 income statement:

Million US dollar	Depreciation and impairment of property, plant and equipment	Amortization and impairment of intangible assets	Impairment of goodwill

Cost of sales	1 982	5	—
Distribution expenses	111	1	—
Sales and marketing expenses	244	156	—
Administrative expenses	119	127	—
Other operating expenses	5	—	—
Non-recurring items	33	—	—

	2 494	289	—

Depreciation, amortization and impairment charges were included in the following line items of the 2010 income statement:

Million US dollar	Depreciation and impairment of property, plant and equipment	Amortization and impairment of intangible assets	Impairment of goodwill

Cost of sales	1 943	11	—
Distribution expenses	126	1	—
Sales and marketing expenses	261	76	—
Administrative expenses	122	160	—
Other operating expenses	3	2	—
Non-recurring items	83	—	—

	2 538	250	—

The depreciation, amortization and impairment of property, plant and equipment included a full-cost reallocation of 3m US dollar in 2011 and (1)m US dollar in 2010 from the aggregate depreciation, amortization and impairment expense to cost of goods sold.

11.	FINANCE COST AND INCOME

RECOGNIZED IN PROFIT OR LOSS

FINANCE COSTS

Million US dollar	2011	2010

Interest expense	(2 767)	(3 065)
Capitalization of borrowing costs	110	35
Accretion expense	(209)	(159)
Net foreign exchange losses (net of the effect of the foreign exchange derivative instruments)	(26)	—
Tax on financial transactions	(35)	(30)
Other financial costs, including bank fees	(108)	(117)

	(3 035)	(3 336)
Non-recurring finance costs	(540)	(925)

	(3 575)	(4 261)

Finance costs, excluding non-recurring items, decreased by 301m US dollar from prior year mainly driven by lower interest charges and an increase of capitalization of borrowing costs. This decrease was partially offset by higher accretion expenses and net losses on foreign exchange.

Interest expense decreased by 298m US dollar compared to 2010. The decrease results from lower debt positions, the refinancing and repayments of the 2008 and 2010 senior facilities, as well as the early redemption of certain outstanding notes. See also Note 23 Interest-bearing loans and borrowings.

Borrowing costs capitalized relate to the capitalization of interest expenses directly attributable to the acquisition and construction of qualifying assets mainly in Brazil. Interests are capitalized at a borrowing rate ranging between 6% and 12.5%.

In 2011 AB InBev incurred 540m US dollar (925m US dollar in 2010) non-recurring finance costs as a result of:

•

The repayments and refinancing of the senior facilities, generating negative mark-to-market adjustments resulting in hedging losses of 235m US dollar (733m US dollar in 2010) on interest rate swaps that became ineffective and incremental accretion expense of 12m US dollar (192m US dollar in 2010);

•

The early redemption of 1.25 billion US dollar notes by one of the holding companies, maturing in January 2014 and bearing interest at a rate of 7.20%; and of 500m US dollar securities by Ambev, maturing in September 2013 and bearing interest at a rate of 8.75% (“Bond 13”). As a consequence of these early redemptions an expense of 245m US dollar was incurred, mainly as the price of these notes differed from their amortized cost;

•	The early redemption of certain Anheuser-Busch notes generating an incremental accretion expenses of 48m US dollar.

Interest expense is presented net of the effect of interest rate derivative instruments hedging AB InBev’s interest rate risk – see also Note 28 Risks arising from financial instruments.

Interest expense recognized on unhedged and hedged financial liabilities and the net interest expense from the related hedging derivative instruments can be summarized per type of hedging relationship as follows:

Million US dollar	2011	2010

Financial liabilities measured at amortized cost – not hedged	(2 153)	(1 992)
Fair value hedges – hedged items	(204)	(236)
Fair value hedges – hedging instruments	(62)	(26)
Cash flow hedges – hedged items	(102)	(215)
Cash flow hedges – hedging instruments (reclassified from equity)	(182)	(501)
Net investment hedges – hedging instruments (interest component)	(82)	(77)
Economic hedges – hedged items not part of a hedge accounting relationship	(29)	(25)
Economic hedges – hedging instruments not part of a hedge accounting relationship	47	7

	(2 767)	(3 065)

The financial liabilities per type of hedging relationship are mainly composed of the following:

•	Financial liabilities measured at amortized cost – not hedged, relate mainly to bonds, unsecured bank loans and commercial papers;

•	Fair value hedges, relate mainly to the pound sterling, and the US dollar fixed-rate bonds entered into by Ambev that were hedged for the foreign currency and the interest rate fair value risk;

•

Cash flow hedges, relate mainly to the 2010 senior facilities floating-rate loans and to the Brazilian real debenture held in Canada that were hedged for the foreign currency and the interest rate risk;

•

Net investment hedges, relate mainly to US dollar/Brazilian real and euro/Brazilian real derivatives contracted to hedge the net assets of the company’s foreign operations from the foreign currency risk;

•	Economic hedges, for which no hedge accounting was applied, relates mainly to the Swiss franc fixed-rate bond that was hedged for the foreign currency and the interest rate risk.

For further information on instruments hedging AB InBev’s interest rate risk see the section B of the Note 28 Risks arising from financial instruments.

FINANCE INCOME

Million US dollar	2011	2010[1]

Interest income	324	316
Net foreign exchange gains (net of the effect of foreign exchange derivative instruments)	—	113
Net gains on hedging instruments that are not part of a hedge accounting relationship	58	21
Net gains from hedge ineffectiveness	16	40
Other financial income	40	35

	438	525

In 2011, AB InBev incurred 58m US dollar of net gains on hedging instruments that are not part of a hedge accounting relationship arising mainly from derivative contracts entered to hedge risks associated with different share based payment programs as partially offset by unfavorable variances arising from currency translation fluctuations.

No interest income was recognized on impaired financial assets.

The interest income stems from the following financial assets:

Million US dollar	2011	2010

Cash and cash equivalents	167	165
Investment debt securities held for trading	95	118
Loans to customers	7	6
Other loans and receivables	55	27

	324	316

The interest income on other loans and receivables includes the interest accrued on cash deposits given as guarantees for certain legal proceedings pending resolution.

NET FOREIGN EXCHANGE RESULTS

Foreign exchange results recognized on unhedged and hedged exposures and from the related hedging derivative instruments can be summarized per type of hedging relationship as follows:

Million US dollar	2011	2010

Fair value hedges - hedged items	(72)	40
Fair value hedges - hedging instruments	75	(40)
Cash flow hedges - hedged items	(32)	—
Cash flow hedges - hedging instruments (reclassified from equity)	33	(2)
Economic hedges - hedged items not part of a hedge accounting relationship	(9)	(102)
Economic hedges - hedging instruments not part of a hedge accounting relationship	39	111
Other results - not hedged	(60)	106

	(26)	113

In 2010, AB InBev incurred 113m US dollar of net foreign exchange gains arising mainly from favorable euro/US dollar currency fluctuations on intra-group transactions.

For further information on instruments hedging AB InBev’s foreign exchange risk see Note 28 Risks arising from financial instruments.

RECOGNIZED DIRECTLY IN OTHER COMPREHENSIVE INCOME

Million US dollar	2011	2010

Hedging reserve
Effective portion of changes in fair value of cash flow hedges	25	(120)
Net changes in fair value of cash flow hedges reclassified to profit or loss	77	892

	102	772

Translation reserve
Effective portion of changes in fair value of net investment hedges	(229)	(816)
Foreign currency translation differences for foreign operations	(1 857)	1 807

	(2 086)	991

[1]	Reclassified to conform to the 2011 presentation.

The amounts recognized in the hedge reserve, net of related tax effects are mainly related to interest rate swaps entered into in 2008 to cover for the interest rate risk of the 2008 and 2010 senior facilities, as well as certain aluminum hedges. In 2011, the movement of the translation reserve is mainly related to the weakening of the closing rates of the Argentinean peso, the Brazilian real, the euro, the Mexican peso and the Russian ruble.

12.	INCOME TAXES

Income taxes recognized in the income statement can be detailed as follows:

Million US dollar	2011	2010

Current tax expense
Current year	(2 188)	(2 272)
(Underprovided)/overprovided in prior years	115	23

	(2 073)	(2 249)

Deferred tax (expense)/income
Origination and reversal of temporary differences	166	419
Utilization/recognition of deferred tax assets on tax losses	10	(106)
Recognition of previously unrecognized tax losses	41	16

	217	329

Total income tax expense in the income statement	(1 856)	(1 920)

The reconciliation of the effective tax rate with the aggregated weighted nominal tax rate can be summarized as follows:

Million US dollar	2011	2010

Profit before tax	9 815	7 682
Deduct share of result of associates	623	521

Profit before tax and before share of result of associates	9 192	7 161

Adjustments on taxable basis
Expenses not deductible for tax purposes	342	234
Taxable intercompany dividends	303	8
Non-taxable financial and other income	(611)	(736)

	9 226	6 667

Aggregated weighted nominal tax rate	33.7%	34.7%

Tax at aggregated weighted nominal tax rate	(3 105)	(2 313)

Adjustments on tax expense
Utilization of tax losses not previously recognized	69	32
Recognition of deferred tax assets on previous years’ tax losses	41	16
Write-down of deferred tax assets on tax losses and current year losses for which no deferred tax asset is recognized	(101)	(73)
(Underprovided)/overprovided in prior years	115	23
Tax savings/(costs) from tax credits and special tax status	1 241	667
Change in tax rate	75	(1)
Withholding taxes	(152)	(137)
Other tax adjustments	(39)	(134)

	(1 856)	(1 920)

Effective tax rate	20.2%	26.8%

The total income tax expense amounts to 1 856m US dollar compared to 1 920m US dollar in 2010. The effective tax rate decreased from 26.8% to 20.2% from 2010 to 2011, mainly resulting from changes of profit mix between countries with lower marginal tax rates, incremental income tax benefits in Brazil, as well as favorable outcomes on tax claims. Additionally, the 2010 effective tax rate was unfavorably impacted by the non-deductibility of certain exceptional financial charges associated with the refinancing of the 2008 senior facilities.

The normalized effective tax rate in 2011 is 20.7% (versus 24.8% in 2010). Normalized effective tax rate is not an accounting measure under IFRS accounting and should not be considered as an alternative to the effective tax rate. Normalized effective tax rate method does not have a standard calculation method and AB InBev’s definition of normalized effective rate may not be comparable to other companies.

Income taxes were directly recognized in comprehensive income as follows:

Million US dollar	2011	2010

Income tax (losses)/gains
Actuarial gains and losses on pensions	282	70
Cash flow hedges	33	(21)
Net investment hedges	(26)	(20)

13.	PROPERTY, PLANT AND EQUIPMENT

	2011					2010
Million US dollar	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total	Total

Acquisition cost
Balance at end of previous year	7 655	18 055	3 270	1 316	30 296	29 290
Effect of movements in foreign exchange	(251)	(745)	(171)	(96)	(1 263)	(249)
Effect of hyperinflation	—	—	—	—	—	56
Acquisitions	37	469	138	2 572	3 216	2 172
Acquisitions through business combinations	70	48	5	—	123	1
Disposals	(98)	(567)	(191)	(1)	(857)	(618)
Disposals through the sale of subsidiaries	—	—	—	—	—	(340)
Transfer (to)/from other asset categories and other movements	436	1 521	188	(2 303)	(158)	(16)

Balance at end of year	7 849	18 781	3 239	1 488	31 357	30 296

Depreciation and impairment losses
Balance at end of previous year	(2 289)	(9 711)	(2 403)	—	(14 403)	(12 829)
Effect of movements in foreign exchange	110	471	133	—	714	266
Effect of hyperinflation	—	—	—	—	—	(44)
Disposals	70	525	183	—	778	499
Disposals through the sale of subsidiaries	—	—	—	—	—	272
Depreciation	(331)	(1 717)	(353)	—	(2 401)	(2 355)
Impairment losses	(17)	(70)	—	(4)	(91)	(184)
Transfer to/(from) other asset categories and other movements	24	39	5	—	68	(28)

Balance at end of year	(2 433)	(10 463)	(2 435)	(4)	(15 335)	(14 403)

Carrying amount
at 31 December 2010	5 366	8 344	867	1 316	15 893	15 893
at 31 December 2011	5 416	8 318	804	1 484	16 022	—

The transfer (to)/from other asset categories and other movements mainly relates to transfers from assets under construction to their respective asset categories, to contributions of assets to pension plans and to the separate presentation in the balance sheet of property, plant and equipment held for sale in accordance with IFRS 5 Non-current assets held for sale and discontinued operations.

During 2010 AB InBev conducted an operational review of the useful lives of certain items of property, plant and equipment in the zone Latin America North, which resulted in changes in the expected usage of some of these assets. The effect of these changes on depreciation expense in 2010 amounted to 167m US dollar of which 139m US dollar recognized in cost of sales and 28m US dollar in sales and marketing expenses.

The carrying amount of property, plant and equipment subject to restrictions on title amounts to 125m US dollar.

Contractual commitments to purchase property, plant and equipment amounted to 689m US dollar as at 31 December 2011 compared to 983m US dollar as at 31 December 2010. The decrease results from projects becoming operational in 2011, mainly in Brazil.

LEASED ASSETS

The company leases land and buildings as well as equipment under a number of finance lease agreements. The carrying amount as at 31 December 2011 of leased land and buildings was 156m US dollar (31 December 2010: 164m US dollar) and of leased plant and equipment 17m US dollar (31 December 2010: 18m US dollar). For an overview of the operating lease agreements, please refer to Note 29 Operating Leases.

14.	GOODWILL

Million US dollar	2011	2010

Acquisition cost
Balance at end of previous year	52 505	52 132
Effect of movements in foreign exchange	(1 336)	386
Purchases of non-controlling interests	(18)	(13)
Acquisitions through business combinations	158	—

Balance at end of year	51 309	52 505

Impairment losses
Balance at end of previous year	(7)	(7)
Impairment losses	—	—

Balance at end of year	(7)	(7)

Carrying amount
at 31 December 2010	52 498	52 498
at 31 December 2011	51 302	—

Goodwill decreased from 52 498m US dollar per end of December 2010 to 51 302m US dollar per end of December 2011.

2011 movements represent a (1 336)m US dollar effect of movements in foreign currency exchange rates (386m US dollar in 2010), a subsequent fair value adjustment of (18)m US dollar related to a contingent consideration from the purchase of non-controlling interest in prior years ((13)m US dollar in 2010) and provisional goodwill recognition of 158m US dollar for acquisitions through business combinations that took place in 2011. The business combinations that resulted in the recognition of goodwill in 2011 are the acquisition of Liaoning Dalian Daxue Brewery Co. Ltd in China on 28 February 2011, the acquisition of the brands, assets and business of Henan Weixue Beer Group Co. Ltd in China on 31 May 2011 and the acquisition of Fulton Street Brewery LLC (Goose Island) in the United Stated on 01 May 2011—see also Note 6 Acquisitions and disposals of subsidiaries.

The carrying amount of goodwill was allocated to the different business unit levels as follows:

Million US dollar Business unit	2011	2010

USA	32 654	32 617
Brazil	9 505	10 700
Canada	2 026	2 075
China	1 901	1 696
Germany/Italy/Switzerland/Austria	1 440	1 488
Hispanic Latin America	1 400	1 440
Russia/Ukraine	1 010	1 090
Global Export/Spain	685	707
UK/Ireland	584	585
Belgium/Netherlands/France/Luxemburg	97	100

	51 302	52 498

AB InBev completed its annual impairment test for goodwill and concluded, based on the assumptions described below, that no impairment charge was warranted. The company cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the asset values reported. AB InBev believes that all of its estimates are reasonable: they are consistent with the internal reporting and reflect management’s best estimates. However, inherent uncertainties exist that management may not be able to control. During its valuation, the company ran sensitivity analysis for key assumptions including the weighted average cost of capital and the terminal growth rate, in particular for the valuations of the USA and Brazil that show the highest goodwill. While a change in the estimates used could have a material impact on the calculation of the fair values and trigger an impairment charge, the company, based on sensitivity analyses performed around the base case assumptions is not aware of any reasonably possible change in a key assumption used that would cause a business unit’s carrying amount to exceed its recoverable amount.

Goodwill impairment testing relies on a number of critical judgments, estimates and assumptions. Goodwill, which accounted for approximately 46% of AB InBev’s total assets as at 31 December 2011, is tested for impairment at the business unit level (that is, one level below the segments) based on a fair-value-less-cost-to-sell approach using a discounted free cash flow approach based on current acquisition valuation models. The key judgments, estimates and assumptions used in the fair-value-less-cost-to-sell calculations are as follows:

•	The first year of the model is based on management’s best estimate of the free cash flow outlook for the current year;

•

In the second to fourth years of the model, free cash flows are based on AB InBev’s strategic plan as approved by key management. AB InBev’s strategic plan is prepared per country and is based on external sources in respect of macro-economic assumptions, industry, inflation and foreign exchange rates, past experience and identified initiatives in terms of market share, revenue, variable and fixed cost, capital expenditure and working capital assumptions;

•

For the subsequent six years of the model, data from the strategic plan is extrapolated generally using simplified assumptions such as constant volumes and variable cost per hectoliter and fixed cost linked to inflation, as obtained from external sources;

•

Cash flows after the first ten-year period are extrapolated generally using expected annual long-term consumer price indices (CPI), based on external sources, in order to calculate the terminal value, considering sensitivities on this metric. For the two main cash generating units, the terminal growth rate applied ranged between 0.0% and 2.0% for the USA and 0.5% and 4.5% for Brazil;

•

Projections are made in the functional currency of the business unit and discounted at the unit’s weighted average cost of capital (WACC), considering sensitivities on this metric. The WACC ranged primarily between 6.0% and 13.1% in US dollar nominal terms for goodwill impairment testing conducted for 2011. For the two main cash generating units, the WACC applied in US dollar nominal terms ranged between 6.0% and 8.0% for the USA and 7% and 11% for Brazil.

•	Cost to sell is assumed to reach 2% of the entity value based on historical precedents.

The above calculations are corroborated by valuation multiples, quoted share prices for publicly-traded subsidiaries or other available fair value indicators.

Although AB InBev believes that its judgments, assumptions and estimates are appropriate, actual results may differ from these estimates under different assumptions or conditions.

15.	INTANGIBLE ASSETS

	2011					2010
Million US dollar	Brands	Commercial intangibles	Software	Other	Total	Total

Acquisition cost
Balance at end of previous year	21 650	1 786	848	169	24 453	24 067
Effect of movements in foreign exchange	14	(76)	(44)	—	(106)	(58)
Acquisitions through business combinations	5	219	—	18	242	15
Acquisitions and expenditures	31	320	50	56	457	428
Disposals	—	(72)	(5)	(1)	(78)	(29)
Transfer (to)/from other asset categories	—	11	35	59	105	30

Balance at end of year	21 700	2 188	884	301	25 073	24 453

Amortization and impairment losses
Balance at end of previous year	—	(475)	(583)	(36)	(1 094)	(902)
Effect of movements in foreign exchange	—	15	35	—	50	30
Amortization	—	(154)	(128)	(7)	(289)	(248)
Disposals	—	72	5	—	77	25
Impairment losses	—	—	—	—	—	(2)
Transfer to/(from) other asset categories	—	(2)	1	2	1	3

Balance at end of year	—	(544)	(670)	(41)	(1 255)	(1 094)

Carrying value
at 31 December 2010	21 650	1 311	265	133	23 359	23 359
at 31 December 2011	21 700	1 644	214	260	23 818	—

AB InBev is the owner of some of the world’s most valuable brands in the beer industry. As a result, brands and certain distribution rights are expected to generate positive cash flows for as long as the company owns the brands and distribution rights. Given AB InBev’s more than 600-year history, brands and certain distribution rights have been assigned indefinite lives.

Acquisitions and expenditures of commercial intangibles mainly represent supply and distribution rights, exclusive multi-year sponsorship rights and other commercial intangibles.

Intangible assets with indefinite useful lives are comprised primarily of brands and certain distribution rights that AB InBev purchases for its own products, and are tested for impairment during the fourth quarter of the year or whenever a triggering event has occurred. As of 31 December 2011, the carrying amount of the intangible assets amounted to 23 818m US dollar (31 December 2010: 23 359m US dollar) of which 22 462m US dollar was assigned an indefinite useful life (31 December 2010: 22 296m US dollar) and 1 356m US dollar a finite life (31 December 2010: 1 063m US dollar).

The carrying amount of intangible assets with indefinite useful lives was allocated to the different countries as follows:

Million US dollar Country	2011	2010

USA	21 248	21 077
Argentina	333	354
China	256	239
Paraguay	193	189
Bolivia	171	169
UK	104	104
Uruguay	50	50
Canada	39	40
Russia	25	27
Chile	24	27
Germany	19	20

	22 462	22 296

Intangible assets with indefinite useful lives have been tested for impairment using the same methodology and assumptions as disclosed in Note 14 Goodwill. Based on the assumptions described in that note, AB InBev concluded that no impairment charge is warranted. While a change in the estimates used could have a material impact on the calculation of the fair values and trigger an impairment charge, the company is not aware of any reasonable possible change in a key assumption used that would cause a business unit’s carrying amount to exceed its recoverable amount.

16.	INVESTMENT IN ASSOCIATES

Million US dollar	2011	2010

Balance at end of previous year	7 295	6 744
Effect of movements in foreign exchange	(820)	420
Disposals	—	(12)
Share of results of associates	623	521
Dividends	(403)	(378)
Other movements	1	—

Balance at end of year	6 696	7 295

AB InBev holds a 35.31% direct interest in Grupo Modelo, Mexico’s largest brewer, and a 23.25% direct interest in Diblo S.A. de C.V., Grupo Modelo’s operating subsidiary, providing AB InBev with, directly and indirectly, an approximate 50.35% interest in Modelo without however having voting or other control of either Grupo Modelo or Diblo. On a stand alone basis (100%) under IFRS, aggregate amounts of Modelo’s assets and liabilities for 2011 represented 16 518m US dollar and 2 915m US dollar respectively, while the 2011 net revenue amounted to 7 272m US dollar and the profit to 1 218m US dollar.

On 20 April 2011, AB InBev received a dividend of 4.73 billion Mexican peso (400m US dollar) from its participation in Grupo Modelo.

17.	INVESTMENT SECURITIES

Million US dollar	2011	2010

Non-current investments
Investments in quoted companies – available for sale	—	6
Investments in unquoted companies – available for sale	220	236
Debt securities held to maturity	24	1

	244	243

Current investments
Debt securities available for sale	103	—
Debt securities held for trading	—	641

	103	641

As of 31 December 2011, current debt securities available for sale of 103m US dollar are mainly comprised of investments in short term deposits. As of 31 December 2010, current debt securities of 641m US dollar mainly represented investments in Brazilian real denominated government debt securities in which the company had invested in order to facilitate liquidity and capital preservation. These bonds were sold during 2011.

AB InBev’s exposure to equity price risk is disclosed in Note 28 Risks arising from financial instruments. The equity securities available for sale consist mainly of investments in unquoted companies and are measured at cost as their fair value can not be reliably determined.

18.	DEFERRED TAX ASSETS AND LIABILITIES

The amount of deferred tax assets and liabilities by type of temporary difference can be detailed as follows:

	2011
Million US dollar	Assets	Liabilities	Net

Property, plant and equipment	355	(2 523)	(2 168)
Intangible assets	181	(8 420)	(8 239)
Goodwill	73	(14)	59
Inventories	98	(85)	13
Investment in associates	4	(1 481)	(1 477)
Trade and other receivables	44	(4)	40
Interest-bearing loans and borrowings	69	(499)	(430)
Employee benefits	1 266	(22)	1 244
Provisions	292	(22)	270
Derivatives	93	(14)	79
Other items	115	(412)	(297)
Loss carry forwards	300	—	300

Gross deferred tax assets/(liabilities)	2 890	(13 496)	(10 606)

Netting by taxable entity	(2 217)	2 217	—

Net deferred tax assets/(liabilities)	673	(11 279)	(10 606)

	2010
Million US dollar	Assets	Liabilities	Net

Property, plant and equipment	308	(2 718)	(2 410)
Intangible assets	178	(8 480)	(8 302)
Goodwill	118	(28)	90
Inventories	34	(78)	(44)
Investment in associates	3	(1 601)	(1 598)
Trade and other receivables	38	(2)	36
Interest-bearing loans and borrowings	46	(511)	(465)
Employee benefits	1 023	(21)	1 002
Provisions	282	(64)	218
Derivatives	92	(31)	61
Other items	132	(182)	(50)
Loss carry forwards	297	—	297

Gross deferred tax assets/(liabilities)	2 551	(13 716)	(11 165)

Netting by taxable entity	(1 807)	1 807	—

Net deferred tax assets/(liabilities)	744	(11 909)	(11 165)

The change in net deferred taxes recorded in the consolidated statement of financial position can be detailed as follows:

Million US dollar

Balance at 1 January 2011	(11 165)
Recognized in profit or loss	217
Recognized in other comprehensive income	289
Other movements	53

Balance at 31 December 2011	(10 606)

Net deferred tax assets and liabilities decreased from prior year due to timing of temporary differences, deferred tax assets on actuarial gains and losses, as well as the slight improvement of AB InBev’s deferred tax rate expected to be applied when the asset or liability is realized.

Most of the temporary differences are related to the fair value adjustment on intangible assets with indefinite useful lives and property, plant and equipment acquired in a business combination. The realization of such temporary differences is unlikely to revert within 12 months.

On 31 December 2011, a deferred tax liability of 51m US dollar (2010: 74m US dollar) relating to investment in subsidiaries has not been recognized because management believes that this liability will not be incurred in the foreseeable future.

Tax losses carried forward and deductible temporary differences on which no deferred tax asset is recognized amount to 2 455m US dollar (2010: 2 101m US dollar). 1 290m US dollar of these tax losses and deductible temporary differences do not have an expiration date, 66m US dollar, 80m US dollar and 103m US dollar expire within respectively 1, 2 and 3 years, while 916m US dollar have an expiration date of more than 3 years. Deferred tax assets have not been recognized on these items because it is not probable that future taxable profits will be available against which these tax losses and deductible temporary differences can be utilized and the company has no tax planning strategy currently in place to utilize these tax losses and deductible temporary differences.

19.	INVENTORIES

Million US dollar	2011	2010

Prepayments	56	129
Raw materials and consumables	1 572	1 519
Work in progress	214	217
Finished goods	590	497
Goods purchased for resale	34	47

	2 466	2 409
Inventories other than work in progress
Inventories stated at net realizable value	—	2
Carrying amount of inventories subject to collateral	—	—

The cost of inventories recognized as an expense in 2011 amounts to 16 634m US dollar, included in cost of sales. Last year, this expense amounted to 16 151m US dollar.

Impairment losses on inventories recognized in 2011 amount to 21m US dollar (2010: 67m US dollar).

20.	TRADE AND OTHER RECEIVABLES

NON-CURRENT TRADE AND OTHER RECEIVABLES

Million US dollar	2011	2010[1]

Cash deposits for guarantees	298	332
Loans to customers	42	69
Deferred collection on disposals	16	381
Tax receivable, other than income tax	193	199
Derivatives	613	585
Trade and other receivables	177	134

	1 339	1 700

For the nature of cash deposits for guarantees see Note 30 Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other.

Upon completion of the sale of the Central European operations to CVC Capital Partners on 2 December 2009, the company received an unsecured deferred payment obligation with a six-year maturity. This deferred consideration with a notional amount of 300m euro had been reported for a fair value amount of 363m US dollar at year-end 2010. In July 2011, AB InBev sold the deferred consideration, including accrued interest, to a third party for a gross proceed of 454m US dollar and recognized a non-recurring gain of 45m US dollar – see Note 8 Non-recurring items.

CURRENT TRADE AND OTHER RECEIVABLES

Million US dollar	2011	2010[1]

Trade receivables and accrued income	2 572	2 639
Interest receivable	33	98
Tax receivable, other than income tax	335	303
Derivatives	659	1 059
Loans to customers	10	28
Prepaid expenses	434	451
Other receivables	78	60

	4 121	4 638

The fair value of trade and other receivables, excluding derivatives, equals their carrying amounts as the impact of discounting is not significant.

The ageing of the current trade receivables and accrued income, interest receivable, other receivables and current and non-current loans to customers can be detailed as follows for 2011 and 2010 respectively:

			Of which not impaired as of the reporting date and past due
	Net carrying amount as of December 31, 2011	Of which: neither impaired nor past due on the reporting date	Past due less than 30 days	Past due between 30 and 59 days	Past due between 60 and 89 days	Past due between 90 and 179 days	Past due between 180 and 359 days	Past due more than 359 days

Trade receivables and accrued income	2 572	2 459	76	19	10	7	—	1
Loans to customers	52	50	—	—	1	—	—	1
Interest receivable	33	33	—	—	—	—	—	—
Other receivables	78	78	—	—	—	—	—	—

	2 735	2 620	76	19	11	7	—	2

			Of which not impaired as of the reporting date and past due
	Net carrying amount as of December 31, 2010	Of which: neither impaired nor past due on the reporting date	Past due less than 30 days	Past due between 30 and 59 days	Past due between 60 and 89 days	Past due between 90 and 179 days	Past due between 180 and 359 days	Past due more than 359 days

Trade receivables and accrued income	2 639	2 531	58	21	11	8	7	3
Loans to customers	97	91	1	1	—	—	1	3
Interest receivable	98	98	—	—	—	—	—	—
Other receivables	60	60	—	—	—	—	—	—

	2 894	2 780	59	22	11	8	8	6

In accordance with IFRS 7 Financial Instruments: Disclosures the above analysis of the age of financial assets that are past due as at the reporting date but not impaired, also includes the non-current part of loans to customers. Past due amounts were not impaired when collection is still considered likely, for instance because the amounts can be recovered from the tax authorities or AB InBev has sufficient collateral. Impairment losses on trade and other receivables recognized in 2011 amount to 26m US dollar (2010: 56m US dollar).

AB InBev’s exposure to credit, currency and interest rate risks is disclosed in Note 28 Risks arising from financial instruments.

[1]	Reclassified to conform to the 2011 presentation.

21.	CASH AND CASH EQUIVALENTS

Million US dollar	2011	2010

Short term bank deposits	3 184	3 099
Cash and bank accounts	2 136	1 412

Cash and cash equivalents	5 320	4 511

Bank overdrafts	(8)	(14)

	5 312	4 497

As of 31 December 2011, cash and cash equivalents include restricted cash of 25m US dollar that reflects the outstanding consideration payable to former Anheuser-Busch shareholders who did not yet claim the proceeds (the related payable is recognized as a deferred consideration on acquisition).

22.	CHANGES IN EQUITY AND EARNINGS PER SHARE

STATEMENT OF CAPITAL

The tables below summarize the changes in issued capital and treasury shares during the year:

Issued capital
ISSUED CAPITAL	Million shares	Million US dollar

At the end of the previous year	1 605	1 733
Changes during the year	1	1

	1 606	1 734

	Treasury shares		Result on the use of treasury shares Million US dollar
TREASURY SHARES	Million shares	Million US dollar

At the end of the previous year	12.1	(588)	(645)
Changes during the year	(4.0)	194	(98)

	8.1	(394)	(743)

As at 31 December 2011, the total issued capital of 1 734m US dollar is represented by 1 606 071 799 shares without face value, of which 398 749 039 registered shares, 1 156 863 bearer shares and 1 206 165 897 dematerialized shares. For a total amount of capital of 3m US dollar (2m euro), there are still 2 994 533 of subscription rights outstanding corresponding with a maximum of 2 994 533 shares to be issued. The total of authorized, un-issued capital amounts to 48m US dollar (37m euro).

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the company. In respect of the company’s shares that are held by AB InBev, rights are suspended.

The shareholders’ structure based on the notifications made to the company pursuant to the Belgian Law of 02 May 2007 on the disclosure of significant shareholdings in listed companies is included in the Corporate Governance section of AB InBev’s annual report.

Capital contributions in subsidiaries, mainly in the zone Latin America North, subscribed by non-controlling interest amounted to 142m US dollar in 2011.

CHANGES IN OWNERSHIP INTERESTS

As of 2010 and in compliance with the revised IAS 27, the acquisition of additional shares in a subsidiary after control was obtained has been accounted for as an equity transaction with owners.

During 2011, AB InBev purchased non-controlling interests in several subsidiaries for a total consideration paid of 19m US dollar. As the related subsidiaries were already fully consolidated, the purchases did not impact AB InBev’s profit, but reduced the non-controlling interests and thus impacted the profit attributable to equity holders of AB InBev.

REPORT ACCORDING TO ARTICLE 624 OF THE BELGIAN COMPANIES CODE - PURCHASE OF OWN SHARES

During the year 2011, AB InBev did not purchase any AB InBev shares.

During 2011 the company proceeded with the following sale transactions:

•

1 031 251 shares were sold to members of the Ambev senior management who were transferred to AB InBev. The sale occurred according to a share exchange program at a price reduced with 16.66 % compared to the market price, in order to encourage management mobility;

•	324 111 shares were granted to executives of the group according to the company’s executive remuneration policy;

•

1 399 267 shares were granted to executives of the company in exchange for unvested options, in order to maintain consistency of granted benefits and encourage management mobility, in particular for the benefit of executives moving to the United States. The shares are subject to a lock-up period until 31 December 2018;

•	Finally, 1 193 930 shares were sold, as a result of the exercise of options granted to employees of the group.

At the end of the period, the group owned 8 112 409 own shares of which 7 601 955 were held directly by AB InBev.

The par value of the shares is 0.77 euro. As a consequence, the shares that were sold during the year 2011 represent 3 921 819 US dollar (3 031 006 euro) of the subscribed capital and the shares that the company still owned at the end of 2011 represent 8 082 418 US dollar (6 246 555 euro) of the subscribed capital.

DIVIDENDS

On 7 March 2012, a dividend of 1.20 euro per share or approximately 1 920m euro was proposed by the Board of Directors. In accordance with IAS 10 Events after the balance sheet date, the dividend has not been recorded in the 2011 financial statements.

On 26 April 2011, a dividend of 0.80 euro per share or approximately 1 276m euro was approved at the shareholders meeting. This dividend was paid out on 2 May 2011.

TRANSLATION RESERVES

The translation reserves comprise all foreign currency exchange differences arising from the translation of the financial statements of foreign operations. The translation reserves also comprise the portion of the gain or loss on the foreign currency liabilities and on the derivative financial instruments determined to be effective net investment hedges in conformity with IAS 39 Financial Instruments: Recognition and Measurement hedge accounting rules.

HEDGING RESERVES

The hedging reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent the hedged risk has not yet impacted profit or loss – see also Note 28 Risks arising from financial instruments.

TRANSFERS FROM SUBSIDIARIES

The amount of dividends payable to AB InBev by its operating subsidiaries is subject to, among other restrictions, general limitations imposed by the corporate laws, capital transfer restrictions and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. Capital transfer restrictions are also common in certain emerging market countries, and may affect AB InBev’s flexibility in implementing a capital structure it believes to be efficient. Dividends paid to AB InBev by certain of its subsidiaries are also subject to withholding taxes. Withholding tax, if applicable, generally does not exceed 10%.

EARNINGS PER SHARE

The calculation of basic earnings per share is based on the profit attributable to equity holders of AB InBev of 5 855m US dollar (2010: 4 026m US dollar) and a weighted average number of ordinary shares outstanding during the year, calculated as follows:

Million shares	2011	2010

Issued ordinary shares at 1 January, net of treasury shares	1 593	1 591
Effect of shares issued/share buyback programs	2	1

Weighted average number of ordinary shares at 31 December	1 595	1 592

The calculation of diluted earnings per share is based on the profit attributable to equity holders of AB InBev of 5 855m US dollar (2010: 4 026m US dollar) and a weighted average number of ordinary shares (diluted) outstanding during the year, calculated as follows:

Million shares	2011	2010

Weighted average number of ordinary shares at 31 December	1 595	1 592
Effect of share options, warrants and restricted stock units	19	19

Weighted average number of ordinary shares (diluted) at 31 December	1 614	1 611

The calculation of earnings per share before non-recurring items is based on the profit after tax and before non-recurring items, attributable to equity holders of AB InBev. A reconciliation of profit before non-recurring items, attributable to equity holders of AB InBev to profit attributable to equity holders of AB InBev is calculated as follows:

Million US dollar	2011	2010

Profit before non-recurring items, attributable to equity holders of AB InBev	6 449	5 040
Non-recurring items, after taxes, attributable to equity holders of AB InBev (refer Note 8)	(172)	(142)
Non-recurring finance cost, after taxes, attributable to equity holders of AB InBev (refer Note 8)	(422)	(872)

Profit attributable to equity holders of AB InBev	5 855	4 026

The table below sets out the EPS calculation:

Million US dollar	2011	2010

Profit attributable to equity holders of AB InBev	5 855	4 026
Weighted average number of ordinary shares	1 595	1 592
Basic EPS	3.67	2.53

Profit before non-recurring items, attributable to equity holders of AB InBev	6 449	5 040
Weighted average number of ordinary shares	1 595	1 592
EPS before non-recurring items	4.04	3.17

Profit attributable to equity holders of AB InBev	5 855	4 026
Weighted average number of ordinary shares (diluted)	1 614	1 611
Diluted EPS	3.63	2.50

Profit before non-recurring items, attributable to equity holders of AB InBev	6 449	5 040
Weighted average number of ordinary shares (diluted)	1 614	1 611
Diluted EPS before non-recurring items	4.00	3.13

The average market value of the company’s shares for purposes of calculating the dilutive effect of share options and restricted stock units was based on quoted market prices for the period that the options and restricted stock units were outstanding. 16.2m share options and restricted stock units were anti-dilutive and not included in the calculation of the dilutive effect as at 31 December 2011.

23.	INTEREST-BEARING LOANS AND BORROWINGS

This note provides information about the company’s interest-bearing loans and borrowings. For more information about the company’s exposure to interest rate and foreign currency risk, refer to Note 28 Risks arising from financial instruments.

NON-CURRENT LIABILITIES Million US dollar	2011	2010

Secured bank loans	95	105
Unsecured bank loans	4 022	9 141
Unsecured bond issues	30 278	32 562
Secured other loans	6	6
Unsecured other loans	77	72
Finance lease liabilities	120	75

	34 598	41 961

CURRENT LIABILITIES Million US dollar	2011	2010[1]

Secured bank loans	60	32
Commercial papers	2 287	1 002
Unsecured bank loans	580	896
Unsecured bond issues	2 624	777
Unsecured other loans	3	172
Finance lease liabilities	5	40

	5 559	2 919

The current and non-current interest-bearing loans and borrowings amount to 40.2 billion US dollar as of 31 December 2011, compared to 44.9 billion US dollar as of 31 December 2010.

During 2009 and 2010, AB InBev fully refinanced and repaid its obligations under the 45 billion US dollar senior facilities entered into to finance the acquisition of Anheuser-Busch by using cash generated from operating activities, proceeds from the disposal of activities, drawdowns from existing loan facilities, proceeds of capital market offerings and proceeds of a new long-term bank financing consisting of a 13.0 billion US dollar senior credit facilities agreement (“the 2010 senior facilities”). The 2010 senior facilities comprised a 5.0 billion US dollar term loan maturing in 2013 and an 8.0 billion US dollar multi-currency revolving credit facility maturing in 2015. Effective 25 July 2011, AB InBev amended the terms of the 2010 senior facilities. The amendment provides an extension of the 8.0 billion US dollar 5-year revolving credit facility maturing in April 2015 with a revised maturity of July 2016, as well as a reduced margin grid. In connection with the amendment, AB InBev has fully prepaid and terminated the 5 billion US dollar 3-year term facility maturing in April 2013.

During 2011, AB InBev continued to refinance and repay its obligations under the 2010 senior facilities by using cash generated from operating activities, drawdowns from existing loan facilities and by using the proceeds of capital market offering, as following:

•

On 27 January 2011, AB InBev issued a series of notes in an aggregate principal amount of 1.65 billion US dollar, consisting of 0.5 billion US dollar aggregate principal amount of fixed rate notes due 2016 and 0.5 billion US dollar aggregate principal amount of fixed rate notes due 2021 bearing interest at a rate of 2.875% and 4.375% respectively and a note consisting of 0.65 billion US dollar aggregate principal amount of floating rate notes due 2014 bearing interest at a floating rate three-month US dollar LIBOR plus 0.55%;

•	On 2 June 2011, AB InBev issued a series of fixed rate notes in an aggregate principal amount of 750m euro due 2021 bearing interest at a rate of 4.0%;

•

On 14 July 2011, AB InBev issued a series of notes in an aggregate principal amount of 1.05 billion US dollar, consisting of 0.3 billion US dollar aggregate principal amount of floating rate notes due 2014 bearing interest at a floating rate three-month US dollar LIBOR plus 0.36% and 0.75 billion US dollar aggregate principal amount of fixed rate notes due 2014 bearing interest at a rate of 1.50%;

As of 31 December 2011, there are no amounts drawn under the amended 8.0 billion US dollar multi-currency revolving credit facility.

Furthermore, in 2011, AB InBev completed the following exchange offer and early redemptions:

•

On 14 March 2011, AB InBev closed an exchange offer for up to 8.0 billion US dollar of outstanding unregistered notes, for freely tradable notes registered under the Securities Act of 1933 with otherwise substantially the same terms and conditions. The unregistered notes were issued during the first half of 2009 before AB InBev became an SEC registrant;

•	On 20 June 2011, AB InBev exercised its option to early redeem a series of notes in an aggregate principal amount of 1.25 billion US dollar due 2014 and bearing interest at a rate of 7.20%;

[1]	Reclassified to conform to the 2011 presentation.

•

On 26 September 2011, AB InBev exercised its option to early redeem certain Anheuser-Busch notes in an aggregate principal amount of 263m US dollar, consisting of 163m US dollar aggregate principal amount of fixed rate notes due 2023 and 100m US dollar aggregate principal amount of fixed rate notes due 2017 bearing interest at a rate of 5.35% and 5.491% respectively;

•	On 7 November 2011, Ambev exercised its option to early redeem securities in an aggregate principal amount of 500m US dollar due 2013 and bearing an interest at a rate of 8.75% (“Bond 13”).

As of 31 December 2011, commercial papers amount to 2.3 billion US dollar and include programs in US dollar and euro with a total authorized issuance up to 3 billion US dollar and 1 billion euro, respectively.

TERMS AND DEBT REPAYMENT SCHEDULE AT 31 DECEMBER 2011 Million US dollar	Total	1 year or less	1-2 years	2-3 years	3-5 years	More than 5 years

Secured bank loans	155	60	30	26	33	6
Commercial papers	2 287	2 287	—	—	—	—
Unsecured bank loans	4 602	580	328	188	3 505	1
Unsecured bond issues	32 902	2 624	2 751	5 206	4 553	17 768
Secured other loans	6	—	6	—	—	—
Unsecured other loans	80	3	13	13	12	39
Finance lease liabilities	125	5	1	2	4	113

	40 157	5 559	3 129	5 435	8 107	17 927

TERMS AND DEBT REPAYMENT SCHEDULE AT 31 DECEMBER 2010[1] Million US dollar	Total	1 year or less	1-2 years	2-3 years	3-5 years	More than 5 years

Secured bank loans	137	32	58	29	12	6
Commercial papers	1 002	1 002	—	—	—	—
Unsecured bank loans	10 037	896	3 993	4 611	525	12
Unsecured bond issues	33 339	777	3 878	3 311	7 912	17 461
Secured other loans	6	—	—	6	—	—
Unsecured other loans	244	171	13	14	23	23
Finance lease liabilities	115	40	5	1	2	67

	44 880	2 918	7 947	7 972	8 474	17 569

FINANCE LEASE LIABILITIES Million US dollar	2011 Payments	2011 Interests	2011 Principal	2010 Payments	2010 Interests	2010 Principal

Less than one year	16	11	5	48	8	40
Between one and two years	11	10	1	12	7	5
Between two and three years	12	10	2	7	6	1
Between three and five years	23	19	4	14	12	2
More than 5 years	196	83	113	118	51	67

	258	133	125	199	84	115

Net debt is defined as non-current and current interest-bearing loans and borrowings and bank overdrafts minus debt securities and cash. Net debt is a financial performance indicator that is used by AB InBev’s management to highlight changes in the company’s overall liquidity position. The company believes that net debt is meaningful for investors as it is one of the primary measures AB InBev’s management uses when evaluating its progress towards deleveraging.

AB InBev’s net debt decreased to 34.7 billion US dollar as of 31 December 2011, from 39.7 billion US dollar as of 31 December 2010. Apart from operating results net of capital expenditures, the net debt is mainly impacted by dividend payments to shareholders of AB InBev and Ambev (3 088m US dollar), the payment of interests and taxes (3 998m US dollar) and the impact of changes in foreign exchange rates (262m US dollar decrease of net debt).

The following table provides a reconciliation of AB InBev’s net debt as of the dates indicated:

Million US dollar	2011	2010

Non-current interest bearing loans and borrowings	34 598	41 961
Current interest bearing loans and borrowings	5 559	2 919

	40 157	44 880

Bank overdrafts	8	14
Cash and cash equivalents	(5 320)	(4 511)
Interest bearing loans granted (included within Trade and other receivables)	(30)	(38)
Debt securities (included within Investment securities)	(127)	(641)

Net debt	34 688	39 704

[1]	Reclassified to conform to the 2011 presentation.

24.	EMPLOYEE BENEFITS

AB InBev sponsors various post-employment benefit plans world-wide. These include pension plans, both defined contribution plans, and defined benefit plans, and other post-employment benefits (OPEB). In accordance with IAS 19 Employee Benefits post-employment benefit plans are classified as either defined contribution plans or defined benefit plans.

DEFINED CONTRIBUTION PLANS

For defined contribution plans, AB InBev pays contributions to publicly or privately administered pension funds or insurance contracts. Once the contributions have been paid, the group has no further payment obligation. The regular contribution expenses constitute an expense for the year in which they are due. For 2011, benefits paid for defined contribution plans for the company amounted to 39m US dollar compared to 44m US dollar for 2010.

DEFINED BENEFIT PLANS

During 2011, the company contributed to 61 defined benefit plans, of which 45 are retirement plans and 16 are medical cost plans. Most plans provide benefits related to pay and years of service. The Belgian, Canadian, UK and US plans are partially funded. The assets of the other funded plans are held in legally separate funds set up in accordance with applicable legal requirements and common practice in each country. The medical cost plans in Canada, US, and Brazil provide medical benefits to employees and their families after retirement.

The present value of funded obligations includes a 268m US dollar liability related to two medical plans, for which the benefits are provided through the Fundação Antonio Helena Zerrenner (“FAHZ”). The FAHZ is a legally distinct entity which provides medical, dental, educational and social assistance to current and retired employees of Ambev. On 31 December 2011, the actuarial liabilities related to the benefits provided by the FAHZ are fully offset by an equivalent amount of assets existing in the fund. The net liability recognized in the balance sheet is nil.

The employee benefit net liability amounts to 3 430m US dollar as of 31 December 2011 compared to 2 733m US dollar as of 31 December 2010. The fair value of the plan assets value and the defined benefit obligations increased by 21m US dollar and 754m US dollar, respectively, in 2011. The increase in the employee benefit net liability is mainly driven by changes in actuarial assumptions (unfavorable changes in discount rates, mortality assumptions and asset returns).

The company’s net liability for post-employment and long-term employee benefit plans comprises the following at 31 December:

Million US dollar	2011	2010

Present value of funded obligations	(6 958)	(6 218)
Fair value of plan assets	5 095	5 074

Present value of net obligations for funded plans	(1 863)	(1 144)
Present value of unfunded obligations	(1 192)	(1 178)

Present value of net obligations	(3 055)	(2 322)

Unrecognized past service cost	(13)	(17)
Unrecognized asset	(346)	(378)

Net liability	(3 414)	(2 717)

Other long term employee benefits	(16)	(16)

Total employee benefits	(3 430)	(2 733)

Employee benefits amounts in the balance sheet:
Liabilities	(3 440)	(2 746)
Assets	10	13

Net liability	(3 430)	(2 733)

The changes in the present value of the defined benefit obligations are as follows:

Million US dollar	2011	2010

Defined benefit obligation at 1 January	(7 396)	(6 856)
Current service costs	(112)	(104)
Contribution by plan participants	(5)	(5)
New past service cost	(101)	(68)
Interest cost	(441)	(428)
Actuarial losses	(744)	(378)
(Losses)/gains on curtailments	5	(3)
Reclassifications from provisions	—	(2)
Settlements	6	15
Exchange differences	154	(29)
Benefits paid	484	462

Defined benefit obligation at 31 December	(8 150)	(7 396)

The changes in the fair value of plan assets are as follows:

Million US dollar	2011	2010

Fair value of plan assets at 1 January	5 074	4 645
Expected return	408	369
Actuarial gains and (losses)	(206)	117
Contributions by AB InBev	449	358
Contributions by plan participants	5	5
Exchange differences	(151)	40
Other	—	2
Benefits paid	(484)	(462)

Fair value of plan assets at 31 December	5 095	5 074

Actual return on plans assets amounted to a gain of 202m US dollar in 2011 compared to a gain of 486m US dollar in 2010. The decrease is mainly driven by lower market returns particularly in the US, Canada, UK, Brazil and Belgium.

The increase in contributions by AB InBev (449m US dollar in 2011 versus 358m US dollar in 2010) is primarily explained by minimum contribution requirements in US plans.

The expense recognized in the income statement with regard to defined benefit plans can be detailed as follows:

Million US dollar	2011	2010

Current service costs	(112)	(104)
Interest cost	(441)	(428)
Expected return on plan assets	408	369
Past service cost	(101)	(68)
(Losses)/gains on settlements or curtailments	15	14

	(231)	(217)

In 2011, early termination benefits and other plan changes, mainly in the US, increased the amortized past service cost.

The employee benefit expense is included in the following line items of the income statement:

Million US dollar	2011	2010

Cost of sales	(87)	(99)
Distribution expenses	(16)	(17)
Sales and marketing expenses	(15)	(12)
Administrative expenses	(10)	(22)
Non-recurring items	(103)	(67)

	(231)	(217)

Weighted average assumptions used in computing the benefit obligations at the balance sheet date are as follows:

	2011	2010
Discount rate	5.4%	6.1%
Price inflation	2.6%	2.6%
Future salary increases	3.2%	3.0%
Future pension increases	2.6%	2.8%
Medical cost trend rate	7.5% p.a. reducing to 6.0%	8.1% p.a. reducing to 5.8%
Life expectation for a 65 year old male	84	83
Life expectation for a 65 year old female	87	85

Weighted average assumptions used in computing the net periodic pension cost for the year are as follows:

	2011	2010
Discount rate	6.1%	6.5%
Expected return on plan assets	8.1%	8.1%
Future salary increases	3.0%	2.8%
Future pension increases	2.8%	2.6%
Medical cost trend rate	8.1% p.a. reducing to 5.8%	7.9% p.a. reducing to 5.6%

Several factors are considered in developing the estimate for the long-term expected rate of return on plan assets. For the defined benefit plans, these include historical rates of return of broad equity and bond indices and projected long-term rates of return from pension investment consultants; taking into account different markets where AB InBev has plan assets.

The expected rates of return on individual categories of plan assets are determined by reference to relevant indices based on advice of external valuation experts. The overall expected rate of return is calculated by weighting the expected rates of return for each asset class in accordance with the anticipated share in the total investment portfolio.

Assumed medical cost trend rates have a significant effect on the amounts recognized in profit or loss. A one percentage point change in the assumed medical cost trend rates would have the following effects (note that a positive amount refers to a decrease in the obligations or cost while a negative amount refers to an increase in the obligations or cost):

Million US dollar	2011		2010
	100 basis points increase	100 basis points decrease	100 basis points increase	100 basis points decrease

Medical cost trend rate
Effect on the aggregate of the service cost and interest cost of medical plans	(8)	7	(10)	10
Effect on the defined benefit obligation for medical cost	(77)	71	(74)	73

In line with the IAS 1 Presentation of Financial Statements disclosure requirements on key sources of estimation uncertainty AB InBev has included the results of its sensitivity analysis with regard to the discount rate, the future salary increase and the longevity assumptions.

Million US dollar	2011		2010
	50 basis points increase	50 basis points decrease	50 basis points increase	50 basis points decrease
Discount rate
Effect on the aggregate of the service cost and interest cost of defined benefit plans	(3)	5	3	(1)
Effect on the defined benefit obligation	496	(544)	445	(475)

Million US dollar	2011		2010
	50 basis points increase	50 basis points decrease	50 basis points increase	50 basis points decrease
Future salary increase
Effect on the aggregate of the service cost and interest cost of defined benefit plans	(4)	3	(3)	3
Effect on the defined benefit obligation	(30)	29	(30)	28

Million US dollar	2011		2010
	One year increase	One year decrease	Ones year increase	One year decrease
Longevity
Effect on the aggregate of the service cost and interest cost of defined benefit plans	(13)	14	(12)	12
Effect on the defined benefit obligation	(211)	214	(195)	197

The above are purely hypothetical changes in individual assumptions holding all other assumptions constant: economic conditions and changes therein will often affect multiple assumptions at the same time and the effects of changes in key assumptions are not linear. Therefore, the above information is not necessarily a reasonable representation of future results.

The fair value of plan assets at 31 December consists of the following:

	2011	2010

Government bonds	28%	34%
Corporate bonds	24%	13%
Equity instruments	43%	49%
Property	3%	2%
Cash	1%	1%
Insurance contracts	1%	1%

	100%	100%

The change in allocation of the fair value of the plan assets in 2011 when compared to 2010 is mainly due to the de-risking strategy (reduction of equity assets as a percentage of the total portfolio when certain funding criteria are met) mainly in the US and a better performance of fixed income assets when compared to equities.

The five year history of the present value of the defined benefit obligations, the fair value of the plan assets and the deficit in the plans is as follows:

Million US dollar	2011	2010	2009	2008 Adjusted	2007

Present value of the defined benefit obligations	(8 150)	(7 396)	(6 856)	(6 565)	(3 888)
Fair value of plan assets	(5 095)	5 074	4 645	3 873	3 321
Deficit	(3 055)	(2 322)	(2 211)	(2 692)	(567)
Experience adjustments: (increase)/decrease plan liabilities	(76)	(15)	42	289	32
Experience adjustments: increase/(decrease) plan assets	(206)	117	390	(606)	(78)

AB InBev expects to contribute approximately 368 m US dollar for its funded defined benefit plans and 91 m US dollar in benefit payments to its unfunded defined benefit plans and post-retirement medical plans in 2012.

25.	SHARE-BASED PAYMENTS[1]

Different share and share option programs allow company senior management and members of the Board of Directors to receive or acquire shares of AB InBev or Ambev. AB InBev has three primary share-based compensation plans, the long-term incentive warrant plan (“LTI Warrant Plan”), established in 1999, the share-based compensation plan (“Share-Based Compensation Plan”), established in 2006 and amended as from 2010, and the long-term incentive stock-option plan, established in 2009. For all option plans, the fair value of share-based payment compensation is estimated at grant date, using a binomial Hull model, modified to reflect the IFRS 2 Share-based Payment requirement that assumptions about forfeiture before the end of the vesting period cannot impact the fair value of the option.

Share-based payment transactions resulted in a total expense of 203m US dollar for the year 2011 (including the variable compensation expense settled in shares), as compared to 156m US dollar for the year 2010.

[1]	Amounts have been converted to US dollar at the average rate of the period.

AB INBEV SHARE-BASED PAYMENT PROGRAMS

Share-Based Compensation Plan

As from 1 January 2010, the structure of the Share-Based Compensation Plan for certain executives, including the executive board of management and other senior management in the general headquarters, has been modified. From 1 January 2011, the new plan structure applies to all other senior management. Under this plan, the executive board of management and other senior employees will receive their bonus in cash but have the choice to invest some or all of the value of their bonus in AB InBev shares with a five-year vesting period, referred to as bonus shares. The company will match such voluntary investment by granting three matching shares for each bonus share voluntarily invested in, up to a limited total percentage of each participant’s bonus. The matching shares are granted in the form of restricted stock units which have a five-year vesting period. Additionally, the holders of the restricted stock units may be entitled to receive from AB InBev additional restricted stock units equal to the dividends declared since the restricted stock units were granted.

During 2011, AB InBev issued 1.1m of matching restricted stock units according to the new Share-Based Compensation Plan, as described above, in relation to the 2010 bonus. These matching restricted stock units are valued at the share price of the day of grant, representing a fair value of approximately 62.9m US dollar, and cliff vest after five years. During 2010, AB InBev issued 0.8m of matching restricted stock units with an estimated fair value of approximately 38.9m US dollar, in relation to the second half 2009 bonus.

LTI Warrant Plan

The company has issued warrants, or rights to subscribe for newly issued shares, under the LTI plan for the benefit of directors and, until 2006, members of the executive board of management and other senior employees. Since 2007, members of the executive board of management and other employees are no longer eligible to receive warrants under the LTI Warrant Plan, but instead receive a portion of their compensation in the form of shares and options granted under the Share-Based Compensation Plan and the LTI Stock-option Plan. Each LTI warrant gives its holder the right to subscribe for one newly issued share. The exercise price of LTI warrants is equal to the average price of the company’s shares on the regulated market of Euronext Brussels during the 30 days preceding their issue date. LTI warrants granted in the years prior to 2007 (except for 2003) have a duration of ten years; LTI warrants granted as from 2007 (and in 2003) have a duration of five years. LTI warrants are subject to a vesting period ranging from one to three years.

During 2011, 0.2m warrants were granted to members of the Board of Directors. These warrants vest in equal annual installments over a three-year period (one third on 1 January of 2013, one third on 1 January 2014 and one third on 1 January 2015) and represent a fair value of approximately 3.0m US dollar. During 2010, 0.2m warrants with a fair value of approximately 2.4m US dollar were granted under this plan.

Long-term Incentive Stock-option Plan

As from 1 July 2009, senior employees are eligible for an annual long-term incentive to be paid out in LTI stock options (or, in future, similar share-based instruments), depending on management’s assessment of the employee’s performance and future potential.

In November 2011 AB InBev issued 4.1m LTI stock options with an estimated fair value of 66.2m US dollar, whereby 1.2m options relate to American Depositary Shares (ADSs) and 2.9m options to AB InBev shares. In November 2010 AB InBev issued 4.0m LTI stock options with an estimated fair value of 64.6m US dollar, whereby 1.2m options relate to American Depositary Shares (ADSs) and 2.8m options to AB InBev shares.

As from 2010 AB InBev has in place three specific long-term restricted stock unit programs. One program allows for the offer of restricted stock units to certain employees in certain specific circumstances, whereby grants are made at the discretion of the CEO, e.g. to compensate for assignments of expatriates in countries with difficult living conditions. The restricted stock units vest after five years and in case of termination of service before the vesting date, special forfeiture rules apply. In 2011, 0.1m restricted stock units with an estimated fair value of 2.8m US dollar were granted under this program to a selected number of employees. In 2010, 0.1m restricted stock units with an estimated fair value of 6.6m US dollar were granted under this program.

A second program allows for the exceptional offer of restricted stock units to certain employees at the discretion of the Remuneration Committee of AB InBev as a long-term retention incentive for key employees of the company. Employees eligible to receive a grant under this program receive two series of restricted stock units, the first half of the restricted stock units vesting after five years, the second half after ten years. In case of termination of service before the vesting date, special forfeiture rules apply. In December 2011 0.1m restricted stock units with an estimated fair value of 5.4m US dollar were granted under this program to a selected number of employees. In December 2010 0.3m restricted stock units with an estimated fair value of 18.3m US dollar were granted under this program.

A third program allows certain employees to purchase company shares at a discount aimed as a long-term retention incentive for (i) high-potential employees of the company, who are at a mid-manager level (“People bet share purchase program”) or (ii) for newly hired employees. The voluntary investment in company shares leads to the grant of 3 matching shares for each share invested. The discount and matching shares are granted in the form of restricted stock units which vest after 5 years. In case of termination before the vesting date, special forfeiture rules apply. In 2011, the company’s employees purchased shares under this program for the equivalent of 0.2m US dollar. In 2010 there were no grants under this program.

In order to maintain consistency of benefits granted to executives and to encourage international mobility of executives, an options exchange program has been executed whereby unvested options are exchanged against restricted shares that remain locked-up until 31 December 2018. In 2011, 2.0m unvested options were exchanged against 1.4m restricted shares. In 2010, 0.3m unvested options were exchanged against 0.2m restricted shares. Furthermore, certain options granted have been modified whereby the dividend protected feature of these options have been cancelled and replaced by the issuance of 0.6m options in 2011 and 0.2m options in 2010, representing the economic value of the dividend protection feature. As there was no change between the fair value of the original award immediately before the modification and the fair value of the modified award immediately after the modification, no additional expense was recorded as a result of the modification.

For further information on share-based payment grants of previous years, please refer to Note 26 Share-based payments of the 2010 consolidated financial statements.

The weighted average fair value of the options and assumptions used in applying the AB InBev option pricing model for the 2011 grants of awards described above are as follows:

Amounts in US dollar unless otherwise indicated[1]	2011	2010	2009

Fair value of options and warrants granted	14.95	14.59	13.99
Share price	57.04	51.71	29.03
Exercise price	56.88	51.61	21.62
Expected volatility	26%	26%	32%
Expected dividends	2.50%	2.35%	0.85%
Risk-free interest rate	2.84%	3.29%	3.49%

Expected volatility is based on historical volatility calculated using 1 766 days of historical data. In the determination of the expected volatility, AB InBev is excluding the volatility measured during the period 15 July 2008 until 30 April 2009, in view of the extreme market conditions experienced during that period. The binomial Hull model assumes that all employees would immediately exercise their options if the AB InBev share price is 2.5 times above the exercise price. As a result, no single expected option life applies.

The total number of outstanding AB InBev options and warrants developed as follows:

Million options and warrants	2011	2010	2009

Options and warrants outstanding at 1 January	56.1	50.8	8.8
Options and warrants issued during the year	4.9	9.8	50.3
Options and warrants exercised during the year	(4.1)	(1.8)	(6.6)
Options and warrants forfeited during the year	(2.5)	(2.7)	(1.7)

Options and warrants outstanding at the end of December	54.4	56.1	50.8

The range of exercise prices of the outstanding options and warrants is between 10.32 euro (13.35 US dollar) and 58.31 euro (75.45 US dollar) while the weighted average remaining contractual life is 8.44 years.

Of the 54.4m outstanding options and warrants 5.6m are vested at 31 December 2011.

The weighted average exercise price of the AB InBev options and warrants is as follows:

Amounts in US dollar[1]	2011	2010	2009

Options and warrants outstanding at 1 January	29.88	27.37	34.42
Granted during the year	56.52	51.86	24.78
Exercised during the year	23.83	25.81	18.94
Forfeited during the year	27.65	27.76	27.48
Outstanding at the end of December	32.98	29.88	27.37
Exercisable at the end of December	31.91	30.71	31.16

For share options and warrants exercised during 2011 the weighted average share price at the date of exercise was 43.16 euro (55.84 US dollar).

The total number of outstanding AB InBev restricted stock units developed as follows:

Million restricted stock units	2011	2010	2009

Restricted stock units outstanding at 1 January	1.2	—	—
Restricted stock units issued during the year	1.2	1.2	—
Restricted stock units exercised during the year	—	—	—
Restricted stock units forfeited during the year	(0.1)	—	—

Restricted stock units outstanding at the end of December	2.3	1.2	—

AMBEV SHARE-BASED PAYMENT PROGRAMS

Since 2005, Ambev has had a plan which is substantially similar to the Share-Based Compensation Plan under which bonuses granted to company employees and management are partially settled in shares. Under the Share-Based Compensation Plan as modified as of 2010, Ambev issued, in March 2011, 1.4m restricted stock units with an estimated fair value of 38m US dollar.

As from 2010, senior employees are eligible for an annual long-term incentive to be paid out in Ambev LTI stock options (or, in future, similar share-based instruments), depending on management’s assessment of the employee’s performance and future potential. In 2011, Ambev granted 3.1m LTI stock options with an estimated fair value of 37m US dollar.

In order to encourage the mobility of managers, the features of certain options granted in previous years have been modified whereby the dividend protection of these options was cancelled and replaced by the issuance of 2.5m options in 2011 representing the economic value of the dividend protection feature. Since there was no change between the fair value of the original award before the modification and the fair value of the modified award after the modification, no additional expense was recorded as a result of this modification.

[1]	Amounts have been converted to US dollar at the closing rate of the respective period.

The weighted fair value of the options and assumptions used in applying a binomial option pricing model for the 2011 Ambev grants are as follows:

Amounts in US dollar unless otherwise indicated[1]	2011	2010	2009[2]

Fair value of options granted	11.98	11.24	10.40
Share price	29.65	24.09	15.39
Exercise price	24.73	24.57	14.94
Expected volatility	34%	28%	45%
Expected dividends	0.00% - 5.00%	2.57%	0.00%
Risk-free interest rate	3.10% - 11.89%[3]	12.24%	12.64%

The total number of outstanding Ambev options developed as follows:

Million options	2011	2010	2009[2]

Options outstanding at 1 January	26.3	20.6	14.1
Options issued during the year	5.6	6.6	8.2
Options exercised during the year	(1.7)	(0.5)	(0.6)
Options forfeited during the year	(0.6)	(0.4)	(1.1)

Options outstanding at the end of December	29.6	26.3	20.6

Following the decision of the General Meeting of Shareholders of 17 December 2010, each common and preferred share issued by Ambev was split into 5 shares, without any modification to the amount of the capital stock of Ambev. As a consequence of the split of the Ambev shares with a factor 5, the exercise price and the number of options were adjusted with the intention of preserving the rights of the existing option holders.

The range of exercise prices of the outstanding options is between 11.92 Brazilian real (6.35 US dollar) and 67.10 Brazilian real (35.77 US dollar) while the weighted average remaining contractual life is 8.59 years.

Of the 29.6m outstanding options 3.0m options are vested at 31 December 2011.

The weighted average exercise price of the Ambev options is as follows:

Amounts in US dollar[1]	2011	2010	2009[2]

Options outstanding at 1 January	14.83	12.46	11.20
Granted during the year	29.37	24.57	14.03
Exercised during the year	7.23	7.17	6.59
Forfeited during the year	12.66	11.59	11.35
Outstanding at the end of December	15.92	14.83	11.92
Exercisable at the end of December	7.04	7.00	6.56

For share options exercised during 2011 the weighted average share price at the date of exercise was 57.39 Brazilian real (30.60 US dollar).

The total number of outstanding Ambev restricted stock units developed as follows:

Million restricted stock units	2011	2010	2009

Restricted stock units outstanding at 1 January	0.2	—	—
Restricted stock units issued during the year	1.4	0.2	—
Restricted stock units exercised during the year	—	—	—
Restricted stock units forfeited during the year	—	—	—

Restricted stock units outstanding at the end of December	1.6	0.2	—

During 2011, a limited number of Ambev shareholders who are part of the senior management of AB InBev were given the opportunity to exchange Ambev shares against a total of 1.0m AB InBev shares (0.3m AB InBev shares in 2010) at a discount of 16.7% provided that they stay in service for another five years. The fair value of this transaction amounts to approximately 10m US dollar (2m US dollar in 2010) and is expensed over the five years service period. The fair values of the Ambev and AB InBev shares were determined based on the market price.

[1]	Amounts have been converted to US dollar at the closing rate of the respective period.
[2]	Amounts have been adjusted for the Ambev share split of 17 December 2010.
[3]	The weighted average risk-free interest rates refer to granted ADRs and stock options respectively.

26.	PROVISIONS

Million US dollar	Restructuring	Disputes	Other	Total

Balance at 1 January 2011	241	869	40	1 150
Effect of changes in foreign exchange rates	(4)	(42)	—	(46)
Provisions made	200	172	12	384
Provisions used	(141)	(163)	(8)	(312)
Provisions reversed	(23)	(74)	(4)	(101)
Other movements	(1)	41	—	40

Balance at 31 December 2011	272	803	40	1 115

The restructuring provisions are primarily explained by the organizational alignments, as explained in Note 8 Non-recurring items. Provisions for disputes mainly relate to various disputed direct and indirect taxes and to claims from former employees.

The provisions are expected to be settled within the following time windows:

Million US dollar	Total	< 1 year	1-2 years	2-5 years	> 5 years

Restructuring
Reorganization	272	141	34	83	14

Disputes
Income and indirect taxes	585	45	442	67	31
Labor	147	28	44	40	35
Commercial	24	11	3	4	6
Other disputes	47	9	20	15	3

	803	93	509	126	75

Other contingencies
Onerous contracts	4	1	—	—	3
Guarantees given	12	—	7	5	—
Other contingencies	24	6	4	3	11

	40	7	11	8	14

Total provisions	1 115	241	554	217	103

Since 1 January 2005 AB InBev is subject to the greenhouse gas emission allowance trading scheme in force in the European Union. Acquired emission allowances are recognized at cost as intangible assets. To the extent that it is expected that the number of allowances needed to settle the CO2 emissions exceeds the number of emission allowances owned, a provision is recognized. Such provision is measured at the estimated amount of the expenditure required to settle the obligation. At 31 December 2011, the emission allowances owned fully covered the expected CO2 emissions. As such no provision needed to be recognized.

27.	TRADE AND OTHER PAYABLES

NON-CURRENT TRADE AND OTHER PAYABLES

Million US dollar	2011	2010

Indirect taxes payable	397	535
Trade payables	466	395
Cash guarantees	11	12
Deferred consideration on acquisitions	91	117
Derivatives	508	1 216
Other payables	75	20

	1 548	2 295

CURRENT TRADE AND OTHER PAYABLES

Million US dollar	2011	2010

Trade payables and accrued expenses	7 709	6 704
Payroll and social security payables	610	624
Indirect taxes payable	1 447	1 323
Interest payable	829	874
Consigned packaging	576	559
Cash guarantees	52	45
Derivatives	1 427	1 730
Dividends payable	566	116
Deferred income	30	18
Deferred consideration on acquisitions	36	41
Other payables	55	37

	13 337	12 071

Derivatives mainly reflect the mark-to-market of the interest rate swaps entered into to hedge the Anheuser-Busch acquisition financing and the commodity forward contracts entered into to hedge the company’s operational exposure (See also Note 28 Risks arising from financial instruments).

28.	RISKS ARISING FROM FINANCIAL INSTRUMENTS

AB InBev’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest risk, commodity risk and equity risk), credit risk and liquidity risk. The company analyses each of these risks individually as well as on an interconnected basis, and defines strategies to manage the economic impact on the company’s performance in line with its financial risk management policy.

Some of the company’s risk management strategies include the usage of derivatives. The main derivative instruments used are foreign currency rate agreement, exchange traded foreign currency futures, interest rate swaps, cross currency interest rate swaps (“CCIRS”), exchange traded interest rate futures, commodity swaps, exchange traded commodity futures and equity swaps. AB InBev’s policy prohibits the use of derivatives in the context of speculative trading.

The following table provides an overview of the derivative financial instruments outstanding at year-end by maturity bucket. The amounts included in this table are the notional amounts.

	2011					2010
Million US dollar	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years

Foreign currency
Forward exchange contracts	5 614	1 422	—	—	—	2 206	952	—	—	—
Foreign currency futures	1 118	180	5	—	—	2 587	18	—	—	—

Interest rate
Interest rate swaps	70 578	6 583	11 050	350	160	216	70 196	6 153	4 750	180
Cross currency interest rate swaps	887	955	639	973	1 532	1 264	982	1 349	1 536	1 536
Interest rate futures	145	—	4	43	3	117	464	600	121	113

Commodities
Aluminum swaps	1 372	553	—	—	—	1 048	53	—	—	—
Other commodity derivatives	756	87	—	—	—	406	48	—	—	—

Equity
Equity derivatives	399	710	—	—	—	378	412	—	—	—

To finance the acquisition of Anheuser-Busch, AB InBev entered into a 45 billion US dollar senior facilities agreement, of which 44 billion US dollar was ultimately drawn (the “2008 senior facilities”). At the time of the Anheuser-Busch acquisition, the interest rate for an amount of up to 34.5 billion US dollar had effectively been fixed through a series of hedge arrangements at a weighted average rate of 3.875% per annum (plus applicable spreads) for the period 2009 to 2011 and a portion of the hedging arrangements had been successively extended for an additional two-year period. In 2009 the company repaid part of the 2008 senior facilities and in 2010, the 2008 senior facilities were fully refinanced and partially replaced by the 2010 senior facilities as described in Note 23 Interest-bearing loans and borrowings. Following the repayment and the refinancing activities performed throughout 2009, 2010 and 2011, the company entered into new interest rate swaps to unwind the ones that became freestanding as a result of these repayments. As of 31 December 2011, there are no remaining open positions covering the interest exposure on the outstanding balance drawn under the 2010 senior facilities.

A.	FOREIGN CURRENCY RISK

AB InBev incurs foreign currency risk on borrowings, investments, (forecasted) sales, (forecasted) purchases, royalties, dividends, licenses, management fees and interest expense/income whenever they are denominated in a currency other than the functional currency of the subsidiary. The main derivative financial instruments used to manage foreign currency risk are foreign currency rate agreement, exchange traded foreign currency futures and cross currency interest rate swaps.

FOREIGN EXCHANGE RISK ON OPERATING ACTIVITIES

As far as foreign currency risk on firm commitments and forecasted transactions is concerned, AB InBev’s policy is to hedge operational transactions which are reasonably expected to occur (e.g. cost of goods sold and selling, general & administrative expenses) within the forecast period determined in the financial risk management policy. Operational transactions that are certain are hedged without any limitation in time.

The table below provides an indication of the company’s main net foreign currency positions as regards firm commitments and forecasted transactions for the most important currency pairs. The open positions are the result of the application of AB InBev’s risk management policy. Positive amounts indicate that the company is long (net future cash inflows) in the first currency of the currency pair while negative amounts indicate that the company is short (net future cash outflows) in the first currency of the currency pair. The second currency of the currency pairs listed is the functional currency of the related subsidiary.

	31 December 2011			31 December 2010
Million US dollar	Total exposure	Total derivatives	Open position	Total exposure	Total derivatives	Open position

Canadian dollar/US dollar	(10)	(82)	(92)	—	—	—
Euro/Argentinean peso	—	—	—	(7)	7	—
Euro/Brazilian real	(37)	37	—	(38)	38	—
Euro/Canadian dollar	(22)	22	—	(35)	35	—
Euro/Pound sterling	(201)	285	84	(179)	172	(7)
Euro/Russian ruble	(127)	162	35	(154)	109	(45)
Euro/Ukrainian hryvnia	(109)	52	(57)	(101)	51	(50)
Pound sterling/Canadian dollar	(12)	12	—	(18)	18	—
Pound sterling/Euro	(33)	8	(25)	(23)	9	(14)
US dollar/Argentinean peso	(448)	448	—	(172)	172	—
US dollar/Bolivian boliviano	72	(72)	—	46	(46)	—
US dollar/Brazilian real	(1 508)	1 508	—	231	(231)	—
US dollar/Canadian dollar	(158)	158	—	(172)	172	—
US dollar/Chilean peso	46	(46)	—	39	(39)	—
US dollar/Dominican peso	(29)	29	—	(10)	10	—
US dollar/Euro	102	(102)	—	197	(197)	—
US dollar/Paraguayan guarani	(72)	72	—	(37)	37	—
US dollar/Peruvian nuevo sol	(53)	53	—	(76)	76	—
US dollar/Pound sterling	(43)	41	(2)	(26)	26	—
US dollar/Russian ruble	(98)	92	(6)	(85)	73	(12)
US dollar/Ukrainian hryvnia	(81)	52	(29)	(31)	18	(13)
US dollar/Uruguayan peso	(37)	37	—	(27)	27	—

Further analysis on the impact of open currency exposures is performed in the Currency Sensitivity Analysis below.

In conformity with IAS 39 hedge accounting rules, these hedges of firm commitments and highly probable forecasted transactions denominated in foreign currency are designated as cash flow hedges.

FOREIGN EXCHANGE RISK ON INTRAGROUP LOANS

In 2011, a series of foreign exchange derivatives were contracted to hedge the foreign currency risk from intercompany loans transacted between group entities with different functional currencies. Intercompany loans with Russia were hedged against US dollar for an amount of 6 300m Russian ruble. As of 31 December 2010, there were no outstanding derivative contracts linked to foreign exchange risk on intragroup loans.

FOREIGN EXCHANGE RISK ON NET INVESTMENTS IN FOREIGN OPERATIONS

AB InBev enters into hedging activities to mitigate exposures related to its investments in foreign operations. These strategies are designated as net investment hedges and include both derivative and non-derivative financial instruments.

As of 31 December 2011, designated derivative and non-derivative financial instruments in a net investment hedge relationship amount to 7 841m US dollar equivalent (6 283m US dollar in 2010) in Holding companies and approximately 1 254m US dollar equivalent (370m US dollar in 2010) at Ambev level. Those derivatives and non-derivatives are used to hedge foreign operations with functional currencies denominated in Brazilian real, Canadian dollar, pound sterling, Russian ruble, euro, and US dollar.

FOREIGN EXCHANGE RISK ON FOREIGN CURRENCY DENOMINATED DEBT

It is AB InBev’s policy to have the debt in the subsidiaries as much as possible in the functional currency of the subsidiary. To the extent this is not the case, hedging is put in place unless the cost to hedge outweighs the benefits. Following the acquisition of Anheuser-Busch, AB InBev adopted a hybrid currency matching model pursuant to which the company may (i) match net debt currency exposure to cash flows in such currency, measured on the basis of normalized EBITDA, by swapping a significant portion of US dollar debt to other currencies, such as Brazilian real (with a higher coupon), although this would negatively impact AB InBev’s profit and earnings due to the higher Brazilian real interest coupon, and (ii) use AB InBev’s US dollar cash flows to service interest payments under AB InBev’s debt obligations.

A description of the foreign currency risk hedging related to the debt instruments issued in a currency other than the functional currency of the subsidiary is further detailed in the Interest Rate Risk section below.

CURRENCY SENSITIVITY ANALYSIS

Currency transactional risk

Most of AB InBev’s non-derivative monetary financial instruments are either denominated in the functional currency of the subsidiary or are converted into the functional currency through the use of derivatives. However, the company can have open positions in Eastern European countries for which hedging can be limited as the illiquidity of the local foreign exchange market prevents us from hedging at a reasonable cost. The transactional foreign currency risk mainly arises from open positions in Canadian dollar, pound sterling, Russian ruble and Ukrainian hryvnia against the US dollar and the euro. AB InBev estimated the reasonably possible change of exchange rate, on the basis of the average volatility on the open currency pairs, as follows:

	2011
	Closing rate 31 December 2011	Possible closing rate[1]	Volatility of rates in %

Pound sterling/Euro	1.20	1.10 - 1.30	8.45%
Euro/Russian ruble	41.66	38.14 - 45.18	8.45%
Euro/Ukrainian hryvnia	10.34	9.02 - 11.65	12.71%
US dollar/Canadian dollar	1.02	0.92 - 1.13	10.30%
US dollar/Ukrainian hryvnia	7.99	7.78 - 8.2	2.62%

[1]	Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2011.

	2010
	Closing rate 31 December 2010	Possible closing rate[1]	Possible volatility of rates in %

Euro/Russian ruble	40.33	36.76 - 43.91	8.86%
Euro/Ukrainian hryvnia	10.57	9.26 - 11.89	12.46%
Pound sterling/Euro	1.16	1.06 - 1.27	9.16%
US dollar/Russian ruble	30.18	27.29 - 33.07	9.58%
US dollar/Ukrainian hryvnia	7.91	7.62 – 8.21	3.70%

Had the Canadian dollar, the pound sterling, the Russian ruble and the Ukrainian hryvnia weakened/strengthened during 2011 by the above estimated changes against the euro or the US dollar, with all other variables held constant, the 2011 impact on consolidated profit before taxes would have been approximately 5m US dollar (12m US dollar in 2010) higher/lower.

Additionally, the AB InBev sensitivity analysis1 to the foreign exchange rates on its total derivatives positions as of 31 December 2011, shows a pre-tax impact on equity reserves of 356m US dollar (22m US dollar in 2010) positive/negative.

B.	INTEREST RATE RISK

The company applies a dynamic interest rate hedging approach whereby the target mix between fixed and floating rate debt is reviewed periodically. The purpose of AB InBev’s policy is to achieve an optimal balance between cost of funding and volatility of financial results, while taking into account market conditions as well as AB InBev’s overall business strategy.

FAIR VALUE HEDGE

Pound sterling hedges (foreign currency risk + interest rate risk on borrowings in pound sterling)

In June 2009, the company issued a pound sterling bond for an equivalent of 750m pound sterling. This bond bears interest at 6.50% with maturity in June 2017.

The company entered into several pound sterling fixed/euro floating cross currency interest rate swaps to manage and reduce the impact of changes in the pound sterling exchange rate and interest rate on this bond.

These derivative instruments have been designated in a fair value hedge accounting relationship.

Ambev bond hedges (foreign currency risk + interest rate risk on borrowings in US dollar)

In December 2001, Ambev issued 500m US dollar in foreign securities (“Bond 11”). This bond bears interest at 10.5% and is repayable semi-annually as from July 2002 with final maturity in December 2011. In September 2003 Ambev issued another 500m US dollar in foreign securities (“Bond 13”). This bond bears interest at 8.75% and is repayable semi-annually since March 2004 with final maturity in September 2013. In July 2007 Ambev issued a Brazilian real bond (“Bond 17”), which bears interest at 9.5% and is repayable semi-annually with final maturity date in July 2017.

Ambev entered into several US dollar fixed/Brazilian real floating cross currency interest rate swaps to manage and reduce the impact of changes in the US dollar exchange rate and interest rate on these bonds. In addition to this, Ambev entered into a fixed/floating interest rate swap to hedge the interest rate risk on the bond 2017.

In 2011, following the repayment of the Bond 13 and Bond 11 as described in Note 23 Interest-bearing loans and borrowings only the hedging instruments hedging the bond 2017 remains designated in a fair value hedge accounting relationship.

US dollar fixed rate bond hedges (interest rate risk on borrowings in US dollar)

On 14 July 2011, AB InBev issued a series of notes in an aggregate principal amount of 750m US dollar aggregate principal amount of fixed rate notes due 2014 bearing interest at a rate of 1.50%.

The company entered into a series of US dollar fixed/floating interest rate swaps for an equivalent notional amount of 750m US dollar to manage and reduce the impact of changes in the US dollar interest rates on the fair value of this bond.

These derivative instruments are designated in fair value hedge accounting relationship by year end 2011.

Private placement hedges (foreign currency risk + interest rate risk on borrowings in US dollar)

The company borrowed 850m US dollar through private placement of which 775m US dollar matured during 2009 and 2010, and 75m US dollar are due in 2013.

The company entered into US dollar fixed/euro floating cross currency interest rate swaps for a total amount of 730m US dollar of which 655m US dollar expired during 2009 and 2010 and the remaining will mature in 2013.

As of 31 December 2011 and 2010, 75m US dollar hedges were designated for hedge accounting in fair value hedge relationships.

CASH FLOW HEDGE

Floating interest rate risk on borrowings in US Dollar

Following the refinancing and the repayment of the 2008 and 2010 senior facilities the interest rate swaps that were designated for the hedge of the financing of the Anheuser-Busch acquisition became freestanding given the repayment of part of these senior facilities. In order to offset the interest rate risk, the freestanding derivatives were unwound via additional offsetting trades.

As of 31 December 2011, there are no remaining open positions covering the interest exposure on the outstanding balance drawn under the 2010 senior facilities. As of 31 December 2010, the open positions amounted to 4.4 billion US dollar.

[1]	Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2010.

Canada Debenture Hedges (foreign currency risk + interest rate risk on borrowings in Brazilian Real)

As of 31 December 2011, the company has outstanding bank loans of 474m Brazilian real relating to a loan issued in 2006. The company has entered into a series of derivative contracts to hedge the foreign exchange and interest rate risk related to the Brazilian real. The maturity date for the derivative contract is identical to the maturity date of the loan, which matures in January 2012. This hedge was designated in a cash flow hedge accounting relationship.

NET INVESTMENT HEDGE

Net debt currency exposure adjustment (Us dollar and euro to Brazilian real)

As of 31 December 2011 the company has outstanding US dollar/Brazilian real and euro/Brazilian real cross currency interest rate swap contracts for an equivalent of approximately 1 344m Brazilian real (1 344m Brazilian real in 2010) and 1 292m Brazilian real (1 292m Brazilian real in 2010), respectively.

The purpose of these derivatives is to effectively increase the level of Brazilian real denominated debt in order to achieve a better balance of the company’s net currency exposure.

These derivative instruments are designated in net investment hedge accounting relationship by year end 2011.

ECONOMIC HEDGE

Swiss franc bond hedges (foreign currency risk + interest rate risk on borrowings in Swiss franc)

In May 2009, the company issued a Swiss franc bond for an equivalent of 600m Swiss franc. This bond bears interest at 4.51% with maturity in June 2014.

The company entered into a Swiss franc fixed/euro floating cross currency interest rate swap to manage and reduce the impact of changes in the Swiss franc exchange rate and interest rate on this bond.

This derivative instrument was designated in a fair value hedge accounting relationship in 2009. During 2010, although this derivative continues to be considered an economic hedge, hedge accounting designation was discontinued.

INTEREST RATE SENSITIVITY ANALYSIS

In respect of interest-bearing financial liabilities, the table below indicates their effective interest rates at balance sheet date as well as the split per currency in which the debt is denominated.

31 December 2011	Before hedging		After hedging
Interest-bearing financial liabilities Million US dollar	Effective interest rate	Amount	Effective interest rate	Amount

Floating rate
Brazilian real	9.61%	1 361	10.05%	3 105
Euro	1.52%	1 471	2.85%	3 789
Russian ruble	—	—	6.27%	203
US dollar	0.71%	3 536	1.05%	2 752

		6 368		9 849

Fixed rate
Brazilian real	9.96%	1 014	8.23%	603
Canadian dollar	3.64%	586	4.24%	839
Chinese yuan	6.57%	27	6.57%	27
Euro	5.10%	6 231	4.93%	6 783
Guatemalan quetzal	6.76%	23	6.76%	23
Pound sterling	7.88%	2 120	9.75%	844
Swiss franc	4.51%	635	—	—
US dollar	5.18%	23 151	5.42%	21 187
Other	8.15%	9	8.15%	9

		33 796		30 315

31 December 2010	Before hedging		After hedging
Interest-bearing financial liabilities Million US dollar	Effective interest rate	Amount	Effective interest rate	Amount

Floating rate
Brazilian real	10.72%	2 527	10.37%	5 283
Canadian dollar	1.64%	181	2.11%	228
Euro	1.32%	3 105	2.98%	4 051
Russian ruble	5.00%	6	5.00%	6
US dollar	1.21%	6 768	0.54%	2 362

		12 587		11 930

Fixed rate
Argentinean peso	14.44%	46	14.44%	46
Brazilian real	11.85%	1 504	9.56%	610
Canadian dollar	4.18%	694	4.63%	1 361
Chinese yuan	5.21%	11	5.21%	11
Euro	6.47%	4 116	6.10%	4 686
Guatemalan quetzal	7.75%	17	7.75%	17
Pound sterling	7.88%	2 053	9.75%	845
Swiss franc	4.51%	636	—	—
Russian ruble	—	—	5.23%	79
US dollar	5.90%	23 223	5.75%	25 301
Other	6.24%	7	6.28%	8

		32 307		32 964

At 31 December 2011, the total carrying amount of the floating and fixed rate interest-bearing financial liabilities before hedging listed above includes bank overdrafts of 8m US dollar (2010: 14m US dollar).

As disclosed in the above table, 9 849m US dollar or 24.52% of the company’s interest bearing financial liabilities bear a variable interest rate. The company estimated that the reasonably possible change of the market interest rates applicable to its floating rate debt after hedging is as follows:

	2011
	Interest rate 31 December 2011[1]	Possible interest rate[2]	Volatility of rates in %

Brazilian real	10.53%	9.47% - 11.58%	10.02%
Euro	1.36%	1.21% - 1.50%	10.93%
Russian ruble	7.22%	5.85% - 8.59%	19.04%
US dollar	0.58%	0.52% - 0.64%	9.84%

	2010
	Interest rate 31 December 2010[1]	Possible interest rate[2]	Volatility of rates in %

Brazilian real	10.32%	9.09% - 11.54%	11.90%
Canadian dollar	1.30%	1.01% - 1.59%	22.67%
Euro	1.01%	0.92% - 1.09%	8.08%
US dollar	0.30%	0.24% - 0.37%	21.66%

When AB InBev applies the reasonably possible increase/decrease in the market interest rates mentioned above on its floating rate debt at 31 December 2011, with all other variables held constant, 2011 interest expense would have been 43m US dollar higher/lower (2010: 71m US dollar). This effect would be compensated by 47m US dollar higher/lower interest income on AB InBev’s interest-bearing financial assets (2010: 8m US dollar).

C.	COMMODITY PRICE RISK

The commodity markets have experienced and are expected to continue to experience price fluctuations. AB InBev therefore uses both fixed price purchasing contracts and commodity derivatives to minimize exposure to commodity price volatility. The company has important exposures to the following commodities: aluminum, barley, corn grits, corn syrup, corrugated board, fuel oil, glass, hops, labels, malt, natural gas, rice, steel and wheat. As of 31 December 2011, the company has the following commodity derivatives outstanding (in notional amounts): aluminum swaps for 1 925m US dollar (last year 1 101m US dollar), natural gas and energy derivatives for 274m US dollar (last year 132m US dollar), exchange traded sugar futures for 133m US dollar (last year 89m US dollar), corn swaps for 235m US dollar (last year 74m US dollar), exchange traded wheat futures for 122m US dollar (last year 128m US dollar) and rice swaps for 79m US dollar (last year 31m US dollar). These hedges are designated in a cash flow hedge accounting relationship.

COMMODITY PRICE SENSITIVITY ANALYSIS

The impact of changes in the commodity prices for AB InBev’s derivative exposures would have caused an immaterial impact on 2011 profits as most of the company’s commodity derivatives are designated in a hedge accounting relationship.

[1]	Applicable 3-month InterBank Offered Rates as of 31 December 2011 and as of 31 December 2010.
[2]

Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2011 and at December 2010. For the Brazilian real floating rate debt, the estimated market interest rate is composed of the InterBank Deposit Certificate (‘CDI’) and the Long-Term Interest Rate (‘TJLP’). With regard to other market interest rates, the company’s analysis is based on the 3-month InterBank Offered Rates applicable for the currencies concerned (e.g. EURIBOR 3M, LIBOR 3M).

The table below shows the estimated impact that changes in the price of the commodities, for which AB InBev held material derivative exposures at 31 December 2011, would have on the equity reserves.

	2011
	Volatility of prices in %[1]	Pre-tax impact on equity
Million US dollar		Prices increase	Prices decrease

Aluminum	22.40%	315	(315)
Sugar	41.41%	44	(44)
Wheat	38.11%	64	(64)
Energy	21.91%	49	(49)
Rice	28.76%	24	(24)
Corn	33.21%	72	(72)

D.	EQUITY PRICE RISK

During 2010 and 2011, AB InBev entered into a series of derivative contracts to hedge the risk arising from the different share-based payment programs. As of 31 December 2011, an exposure for an equivalent of 21m of AB InBev shares was hedged. The purpose of these derivatives is to effectively hedge the risk that a price increase in the AB InBev shares will negatively impact future cash flows related to the share-based payments. These derivative instruments could not qualify for hedge accounting therefore they have not been designated in any hedging relationships.

EQUITY PRICE SENSITIVITY ANALYSIS

The sensitivity analysis on the share-based payments hedging program, calculated based on a 22.30% reasonable possible volatility1 of the AB InBev share price and with all the other variables held constant, would show 287m US dollar positive/negative impact on the 2011 profit before tax.

E.	CREDIT RISK

Credit risk encompasses all forms of counterparty exposure, i.e. where counterparties may default on their obligations to AB InBev in relation to lending, hedging, settlement and other financial activities. The company has a credit policy in place and the exposure to counterparty credit risk is monitored.

AB InBev mitigates its exposure to counterparty credit risk through minimum counterparty credit guidelines, diversification of counterparties, working within agreed counterparty limits and through setting limits on the maturity of financial assets. The company has furthermore master netting agreements with most of the financial institutions that are counterparties to the derivative financial instruments. These agreements allow for the net settlement of assets and liabilities arising from different transactions with the same counterparty. Based on these factors, AB InBev considers the risk of counterparty default per 31 December 2011 to be limited.

AB InBev has established minimum counterparty credit ratings and enters into transactions only with financial institutions of investment grade. The company monitors counterparty credit exposures closely and reviews any downgrade in credit rating immediately. To mitigate pre-settlement risk, minimum counterparty credit standards become more stringent as the duration of the derivative financial instruments increases. To minimize the concentration of counterparty credit risk, the company enters into derivative transactions with different financial institutions.

EXPOSURE TO CREDIT RISK

The carrying amount of financial assets represents the maximum credit exposure of the Group. The carrying amount is presented net of the impairment losses recognized. The maximum exposure to credit risk at the reporting date was:

	2011			2010
Million US dollar	Gross	Impairment	Net carrying amount	Gross	Impairment	Net carrying amount

Held for trading	—	—	—	641	—	641
Available for sale	378	(55)	323	297	(55)	242
Held to maturity	24	—	24	2	—	2
Trade receivables	2 687	(230)	2 457	2 839	(234)	2 605
Cash deposits for guarantees	298	—	298	332	—	332
Loans to customers	161	(109)	52	215	(118)	97
Other receivables	1 491	(122)	1 369	1 785	(125)	1 660
Derivatives	1 272	—	1 272	1 644	—	1 644
Cash and cash equivalents	5 324	(4)	5 320	4 511	—	4 511

	11 635	(520)	11 115	12 266	(532)	11 734

There was no significant concentration of credit risks with any single counterparty per 31 December 2011.

[1]	Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2011.

IMPAIRMENT LOSSES

The allowance for impairment recognized during the period per classes of financial assets was as follows:

	2011
Million US dollar	Available for sale	Trade receivables	Loans to customers	Other receivables	Cash and cash equivalents	Total

Balance at 1 January	(55)	(234)	(118)	(125)	—	(532)
Impairment losses	(9)	(25)	(1)	(14)	(5)	(54)
Derecognition	7	14	7	7	—	35
Currency translation and other	2	15	3	10	1	31

Balance at 31 December	(55)	(230)	(109)	(122)	(4)	(520)

	2010
Million US dollar	Available for sale	Trade receivables	Loans to customers	Other receivables	Cash and cash equivalents	Total

Balance at 1 January	(34)	(214)	(102)	(117)	—	(467)
Impairment losses	(30)	(49)	(7)	—	—	(86)
Derecognition	1	27	9	—	—	37
Currency translation	8	2	(18)	(8)	—	(16)

Balance at 31 December	(55)	(234)	(118)	(125)	—	(532)

F.	LIQUIDITY RISK

AB InBev’s primary sources of cash flow have historically been cash flows from operating activities, the issuance of debt, bank borrowings and the issuance of equity securities. AB InBev’s material cash requirements have included the following:

•	Debt service;

•	Capital expenditures;

•	Investments in companies;

•	Increases in ownership of AB InBev’s subsidiaries or companies in which it holds equity investments;

•	Share buyback programs; and

•	Payments of dividends and interest on shareholders’ equity.

The company believes that cash flows from operating activities, available cash and cash equivalent and short term investments, along with the derivative instruments and access to borrowing facilities, will be sufficient to fund capital expenditures, financial instrument liabilities and dividend payments going forward. It is the intention of the company to continue to reduce its financial indebtedness through a combination of strong operating cash flow generation and continued refinancing.

The following are the nominal contractual maturities of non-derivative financial liabilities including interest payments and derivative financial assets and liabilities:

	2011
Million US dollar	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years

Non-derivative financial liabilities
Secured bank loans	(155)	(169)	(65)	(33)	(29)	(36)	(6)
Commercial papers	(2 287)	(2 291)	(2 291)	—	—	—	—
Unsecured bank loans	(4 602)	(5 073)	(715)	(418)	(266)	(3 672)	(2)
Unsecured bond issues	(32 902)	(51 881)	(4 464)	(4 515)	(6 857)	(7 321)	(28 724)
Secured other loans	(6)	(6)	(1)	(5)	—	—	—
Unsecured other loans	(80)	(125)	(5)	(17)	(16)	(16)	(71)
Finance lease liabilities	(125)	(259)	(17)	(11)	(11)	(24)	(196)
Bank overdraft	(8)	(8)	(8)	—	—	—	—
Trade & other payables	(12 925)	(13 080)	(11 910)	(131)	(162)	(261)	(616)

	(53 090)	(72 892)	(19 476)	(5 130)	(7 341)	(11 330)	(29 615)
Derivative financial assets/(liabilities)
Interest rate derivatives	(710)	(712)	(541)	(145)	(34)	—	8
Foreign exchange derivatives	3	(7)	(7)	—	—	—	—
Cross currency interest rate swaps	189	221	(27)	(33)	162	60	59
Commodity derivatives	(324)	(324)	(250)	(74)	—	—	—
Equity derivatives	178	180	49	131	—	—	—

	(664)	(642)	(776)	(121)	128	60	67

Of which: directly related to cash flow hedges	(243)	(253)	(173)	(80)	—	—	—

	2010
Million US dollar	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years

Non-derivative financial liabilities[1]
Secured bank loans	(137)	(169)	(40)	(66)	(36)	(19)	(8)
Commercial papers	(1 002)	(1 078)	(1 078)	—	—	—	—
Unsecured bank loans	(10 037)	(10 635)	(1 041)	(4 206)	(4 744)	(634)	(10)
Unsecured bond issues	(33 339)	(54 605)	(2 927)	(5 967)	(5 125)	(10 956)	(29 630)
Secured other loans	(6)	(7)	(1)	(1)	(5)	—	—
Unsecured other loans	(244)	(288)	(180)	(16)	(15)	(25)	(52)
Finance lease liabilities	(115)	(199)	(48)	(12)	(7)	(14)	(118)
Bank overdraft	(14)	(14)	(14)	—	—	—	—
Trade & other payables	(11 416)	(11 418)	(10 341)	(768)	(84)	(140)	(85)

	(56 310)	(78 413)	(15 670)	(11 036)	(10 016)	(11 788)	(29 903)
Derivative financial assets/(liabilities)
Interest rate derivatives	(1 658)	(1 661)	(984)	(546)	(108)	(42)	19
Foreign exchange derivatives	260	242	133	109	—	—	—
Cross currency interest rate swaps	(212)	(293)	(139)	(161)	(150)	140	17
Commodity derivatives	234	236	221	15	—	—	—
Equity derivatives	74	76	46	30	—	—	—

	(1 302)	(1 400)	(723)	(553)	(258)	98	36

Of which: directly related to cash flow hedges	120	111	193	(12)	(37)	(33)	—

G.	CAPITAL MANAGEMENT

AB InBev is continuously optimizing its capital structure targeting to maximize shareholder value while keeping the desired financial flexibility to execute the strategic projects. AB InBev’s capital structure policy and framework aims to optimize shareholder value through cash flow distribution to the company from its subsidiaries, while maintaining an investment-grade rating and minimizing investments with returns below AB InBev’s weighted average cost of capital. Besides the statutory minimum equity funding requirements that apply to the company’s subsidiaries in the different countries, AB InBev is not subject to any externally imposed capital requirements. When analyzing AB InBev’s capital structure the company uses the same debt/equity classifications as applied in the company’s IFRS reporting.

H.	FAIR VALUE

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. In conformity with IAS 39 all derivatives are recognized at fair value in the balance sheet.

The fair value of derivative financial instruments is either the quoted market price or is calculated using pricing models taking into account current market rates.

The fair value of these instruments generally reflects the estimated amount that AB InBev would receive on the settlement of favorable contracts or be required to pay to terminate unfavorable contracts at the balance sheet date, and thereby takes into account any unrealized gains or losses on open contracts.

The following table summarizes for each type of derivative the fair values recognized as assets or liabilities in the balance sheet:

	Assets		Liabilities		Net
Million US dollar	2011	2010	2011	2010	2011	2010

Foreign currency
Forward exchange contracts	210	345	(208)	(76)	2	269
Foreign currency futures	32	5	(31)	(14)	1	(9)

Interest rate
Interest rate swaps	335	585	(1 045)	(2 242)	(710)	(1 657)
Cross currency interest rate swaps	407	370	(218)	(582)	189	(212)
Interest rate futures	—	—	—	(1)	—	(1)

Commodities
Aluminum swaps	57	126	(341)	(7)	(284)	119
Sugar futures	11	78	(18)	—	(7)	78
Wheat futures	28	17	(38)	(7)	(10)	10
Other commodity derivatives	14	40	(37)	(13)	(23)	27

Equity
Equity derivatives	178	78	—	(4)	178	74

	1 272	1 644	(1 936)	(2 946)	(664)	(1 302)

During the twelve-month period ended 31 December 2011, the net mark-to-market balance for interest rate swaps decreased by 947m US dollar, mainly driven by payment of interests and the unwind effect of hedging instruments not part of a hedge relationship.

[1]	Reclassified to conform to the 2011 presentation.

As of 31 December 2011, the net mark-to-market liability of 710m US dollar for interest rate swaps mostly includes the un-paid portion of the hedges that were unwound as a result of the repayment and the refinancing of the 2008 and 2010 senior facilities and that have been recorded as non-recurring costs in the income statement in 2009, 2010 and 2011 (see Note 23 Interest-bearing loans and borrowings).

The following table summarizes the carrying amounts of the fixed rate interest-bearing financial liabilities and their fair value. Floating rate interest-bearing financial liabilities and all trade and other receivables and payables, including derivatives financial instruments, have been excluded from the analysis as their carrying amounts are a reasonable approximation of their fair values:

Interest-bearing financial liabilities Million US dollar	2011 Carrying amount	2011 Fair value	2010 Carrying amount	2010 Fair value
Fixed rate
Argentinean peso	(2)	(2)	(46)	(46)
Brazilian real	(1 014)	(963)	(1 504)	(1 568)
Canadian dollar	(586)	(614)	(694)	(699)
Chinese yuan	(27)	(27)	(11)	(11)
Euro	(6 231)	(6 805)	(4 116)	(4 650)
Guatemalan quetzal	(23)	(23)	(17)	(17)
Peruvian nuevo sol	(7)	(7)	(5)	(5)
Pound sterling	(2 120)	(2 690)	(2 053)	(2 538)
Swiss franc	(635)	(691)	(636)	(695)
US dollar	(23 151)	(28 784)	(23 223)	(27 185)
Other	—	—	(2)	(3)

	(33 796)	(40 606)	(32 307)	(37 417)

As required by IFRS 7, the following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable.

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

•

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Fair value hierarchy 2011 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3

Financial Assets
Available for sale	—	103	—
Derivatives at fair value through profit and loss	42	726	—
Derivatives in a cash flow hedge relationship	11	239	—
Derivatives in a fair value hedge relationship	—	176	—
Derivatives in a net investment hedge relationship	9	69	—

	62	1 313	—
Financial Liabilities
Non–derivatives recognized at fair value	5	52	—
Derivatives at fair value through profit and loss	26	1 332	—
Derivatives in a cash flow hedge relationship	50	443	—
Derivatives in a fair value hedge relationship	—	7	—
Derivatives in a net investment hedge relationship	4	74	—

	85	1 908	—

Fair value hierarchy 2010 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3

Financial Assets
Held for trading (non-derivatives)	641	—	—
Available for sale	6	—	—
Derivatives at fair value through profit and loss	—	735	—
Derivatives in a cash flow hedge relationship	96	635	—
Derivatives in a fair value hedge relationship	—	152	—
Derivatives in a net investment hedge relationship	5	21	—

	748	1 543	—
Financial Liabilities
Non–derivatives recognized at fair value	5	247	—
Derivatives at fair value through profit and loss	—	1 781	—
Derivatives in a cash flow hedge relationship	14	597	—
Derivatives in a fair value hedge relationship	29	326	—
Derivatives in a net investment hedge relationship	—	200	—

	48	3 151	—

DERIVATIVE INSTRUMENTS

The fair value of exchange traded derivatives (e.g. exchange traded foreign currency futures) is determined by reference to the official prices published by the respective exchanges (e.g. the New York Board of Trade). The fair value of over-the-counter derivatives is determined by commonly used valuation techniques. These are based on market inputs from reliable financial information providers.

FINANCIAL ASSET HELD FOR TRADING

As of 31 December 2010, held for trading financial assets are mostly related to marketable debt securities for which quoted prices are published by exchanges or provided by reliable financial information providers.

NON-DERIVATIVE FINANCIAL LIABILITIES

The fair value of non-derivate financial liabilities is calculated based on commonly-used valuation techniques (i.e. net present value of future principal and interest cash flows discounted at market rate). These are based on market inputs from reliable financial information providers.

Fair values determined by reference to prices provided by reliable financial information providers are periodically checked for consistency against other pricing sources.

I.	SIGNIFICANCE OF FINANCIAL INSTRUMENTS FOR FINANCIAL PERFORMANCE

The note at hand discloses the different elements composing AB InBev’s position towards financial risk and instruments. The effect of AB InBev’s financial risk management on performance mainly materializes in the items of income, expense; gains or losses recognized in the income statement or in the gains and losses directly recognized in equity (see Note 11 Finance costs and income).

29.	OPERATING LEASES

Non-cancelable operating leases are payable and receivable as follows:

	2011
	Pub leases		Other operational leases			Net lease obligations
Million US dollar	Lessee	Sublease	Lessee	Sublease	Lessor

Less than one year	(114)	89	(119)	34	5	(105)
Between one and two years	(110)	85	(95)	25	3	(92)
Between two and three years	(106)	81	(75)	20	2	(78)
Between three and five years	(199)	150	(97)	26	2	(118)
More than five years	(836)	198	(203)	10	3	(828)

	(1 365)	603	(589)	115	15	(1 221)

	2010
	Pub leases		Other operational leases			Net lease obligations
Million US dollar	Lessee	Sublease	Lessee	Sublease	Lessor

Less than one year	(117)	95	(113)	36	6	(93)
Between one and two years	(113)	90	(97)	26	5	(89)
Between two and three years	(109)	85	(82)	21	4	(81)
Between three and five years	(203)	159	(118)	28	4	(130)
More than five years	(875)	211	(116)	13	4	(763)

	(1 417)	640	(526)	124	23	(1 156)

Following the sale of Dutch and Belgian pub real estate to Cofinimmo in October 2007, AB InBev entered into lease agreements of 27 years. These operating leases maturing in November 2034 represent an undiscounted obligation of 1 365m US dollar. The pubs leased from Cofinimmo are subleased for an average outstanding period of 6 to 8 years and represent an undiscounted right to receive 603m US dollar. These leases are subject to renewal after their expiration date. The impact of such renewal is not reported in the table above.

Furthermore, the company leases a number of warehouses, factory facilities and other commercial buildings under operating leases. The leases typically run for an initial period of five to ten years, with an option to renew the lease after that date. This represents an undiscounted obligation of 589m US dollar. Lease payments are increased annually to reflect market rentals. None of the leases include contingent rentals. Also in this category AB InBev has sublet some of the leased properties, representing an undiscounted right of 115m US dollar.

At 31 December 2011, 269m US dollar was recognized as an expense in the income statement in respect of operating leases as lessee (2010: 238m US dollar), while 154m US dollar was recognized as income in the income statement in respect of subleases (2010: 149m US dollar).

The company also leases out part of its own property under operating leases. At 31 December 2011, 8m US dollar was recognized as income in the income statement in respect of operating leases as lessor (2010: 9m US dollar).

30.	COLLATERAL AND CONTRACTUAL COMMITMENTS FOR THE ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT, LOANS TO CUSTOMERS AND OTHER

Million US dollar	2011	2010

Collateral given for own liabilities	540	535
Collateral and financial guarantees received for own receivables and loans to customers	34	45
Contractual commitments to purchase property, plant and equipment	689	983
Contractual commitments to acquire loans to customers	40	71
Other commitments	782	746

The collateral given for own liabilities of 540m US dollar at 31 December 2011 contains 296m US dollar cash guarantees. Such cash deposits are a customary feature associated with litigations in Brazil: in accordance with Brazilian laws and regulations a company may or must (depending on the circumstances) place a deposit with a bank designated by the court or provide other security such as collateral on property, plant and equipment. With regard to judicial cases, AB InBev has made the appropriate provisions in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets – see also Note 26 Provisions. In the company’s balance sheet the cash guarantees are presented as part of other receivables – see Note 20 Trade and other receivables. The remaining part of collateral given for own liabilities (244m US dollar) contains collateral on AB InBev’s property in favor of the excise tax authorities, the amount of which is determined by the level of the monthly excise taxes due, inventory levels and transportation risk, and collateral on its property, plant and equipment with regard to outstanding loans. To the extent that AB InBev would not respect its obligations under the related outstanding contracts or would loose the pending judicial cases, the collateralized assets would be used to settle AB InBev’s obligations.

To keep AB InBev’s credit risk with regard to receivables and loans to customers as low as possible collateral and other credit enhancements were obtained for a total amount of 34m US dollar at 31 December 2011. Collateral is held on both real estate and debt securities while financial guarantees are obtained from banks and other third parties.

AB InBev has entered into commitments to purchase property, plant and equipment for an amount of 689m US dollar at 31 December 2011.

In a limited number of countries AB InBev has committed itself to acquire loans to customers from banks at their notional amount if the customers do not respect their reimbursement commitments towards the banks. The total outstanding amount of such loans is 40m US dollar at 31 December 2011.

Other commitments amount to 782m US dollar at 31 December 2011 and mainly cover guarantees given to pension funds, rental and other guarantees.

31.	CONTINGENCIES[1]

The company has contingencies for which, in the opinion of management and its legal counsel, the risk of loss is possible but not probable and therefore no provisions have been recorded. The most significant contingencies are discussed below.

TAX MATTERS

As of 31 December 2011, AB InBev’s material tax proceedings mainly related to Ambev and its subsidiaries with a total estimated possible risk of loss of 9.5 billion Brazilian real (5.1 billion US dollar). As of 31 December 2010, the total estimated possible risk of loss amounted to 6.1 billion Brazilian real (3.6 billion US dollar).

Approximately 7.0 billion Brazilian real (3.7 billion US dollar) of the aforementioned total estimated possible risk related to income tax and social contributions and approximately 2.2 billion Brazilian real (1.2 billion US dollar) related to value added and excise taxes, of which the most significant are discussed below. As of 31 December 2010, the amounts related to income tax and social contributions and to value added and excise taxes were 3.8 billion Brazilian real (2.3 billion US dollar) and 2.3 billion Brazilian real (1.2 billion US dollar), respectively.

Certain subsidiaries of Ambev have received tax assessments related to corporate Brazilian taxation of income generated outside Brazil. In 2005 and 2008, Ambev was officially notified of administrative Lower Court decisions, recognizing that a substantial portion of the amount of these tax assessments was incorrect. These decisions, of which some were appealed, reduced the amount of the tax assessments to 3.1 billion Brazilian real (1.7 billion US dollar) including interest and penalties. In September 2011, the Upper House of CARF judged definitely another notice of violation with decision favorable to Ambev. After this decision, Ambev estimates the total exposure of possible losses in relation to these assessments to be approximately 2.5 billion Brazilian real (1.3 billion US dollar). Based on the opinion of legal counsel, Ambev made no provision for this purpose. Ambev disputes the validity of these tax assessments and intends to vigorously defend its case.

In December 2011, Ambev received a tax assessment related to the goodwill amortization resulting from Inbev Holding Brasil S.A. merger. Ambev presented the defense in January 2012 and awaits the first administrative level decision (‘Delegacia Regional de Julgamento da Secretaria da Receita Federal do Brasil de São Paulo’). Ambev, based on the opinion of legal counsel, estimates the amount of possible losses in relation to this assessment to be approximately 3.5 billion Brazilian real (1.9 billion US dollar) as of December 31 2011. Ambev made no provision for this purpose. In the event Ambev would be required to pay these amounts, Anheuser-Busch InBev SA/NV will reimburse Ambev the amount proportional to the benefit received by Anheuser-Busch InBev SA/NV pursuant to the merger protocol, as well as the respective costs.

Ambev and certain of its subsidiaries received a number of assessments from Brazilian federal tax authorities relating to the consumption of income tax losses in relation to company mergers. Ambev estimates the total exposures of possible losses in relation to these assessments to be approximately of 516m Brazilian real (275m US dollar), as of 31 December 2011.

WARRANTS

Certain holders of warrants issued by Ambev in 1996 for exercise in 2003 proposed lawsuits to subscribe correspondent shares for an amount lower than Ambev considers as established upon the warrant issuance. In case Ambev loses the totality of these lawsuits, the issuance of 27 684 596 preferred shares and 6 881 719 common shares would be necessary. Ambev would receive in consideration funds that are materially lower than the current market value. This could result in a dilution of about 1% to all Ambev shareholders. Furthermore, the holders of these warrants are claiming that they should receive the dividends relative to these shares since 2003, approximately 272m Brazilian real (146m US dollar) in addition to legal fees. Ambev disputes these claims and intends to continue to vigorously defend its case.

[1]	Amounts have been converted to US dollar at the closing rate of the respective period.

ANTITRUST MATTERS

On 22 July 2009, CADE, the Brazilian antitrust authority issued its ruling in Administrative Proceeding No. 08012.003805/2004-1. This proceeding was initiated in 2004 as a result of a complaint filed by Schincariol (a South American brewery and beverage maker based in Brazil) and had, as its main purpose, the investigation of Ambev’s conduct in the market, in particular its customer loyalty program known as “Tô Contigo” and which is similar to airline frequent flyer and other mileage programs. During its investigation, the Secretariat of Economic Law of the Ministry of Justice (“SDE”) concluded that the program should be considered anticompetitive unless certain adjustments were made. These adjustments had already been substantially incorporated into the current version of the Program. The SDE opinion did not threaten any fines and recommended that the other accusations be dismissed. After the SDE opinion was issued, the proceeding was sent to CADE, which issued a ruling that, among other things, imposed a fine in the amount of 353m Brazilian real (188m US dollar). Ambev believes that CADE’s decision was without merit and thus has challenged it before the federal courts, which have ordered the suspension of the fine and other parts of the decision upon its posting of a guarantee. Ambev has already rendered a court bond (carta de fiança) for this purpose. According to its advisors’ analysis, a loss is possible (but not probable), and therefore the company has not established a provision in its financial statements. This possible loss is expected to be limited to the aforementioned fine of 353m Brazilian real (188m US dollar) and additional legal fees in connection with this matter. Ambev is also involved in other administrative proceedings before CADE and SDE, relating to the investigation of certain conduct, none of which the company believes contravenes applicable competition rules and regulations.

In August 2011, the German Federal Cartel Office (Bundeskartellamt) launched an investigation against several breweries and retailers in Germany in connection with an allegation of anticompetitive vertical price maintenance by breweries vis-à-vis their trading partners in Germany. Depending on the outcome of the investigation, the company may face fines. The company is taking the appropriate steps in the pending proceedings but has not recorded any provisions for any potential fines at this point in time, as it does not know whether it will eventually face any such fines and, in any event, cannot at this stage reliably estimate the appropriate amount. In addition, the company cannot at this stage estimate the likely timing of the resolution of this matter.

2009 DISPOSITIONS PENSION LITIGATION

On 1 December 2009, AB InBev and several of its related companies were sued in Federal Court in the Eastern District of Missouri in a lawsuit styled Richard F. Angevine v. AB InBev, et al. The plaintiff sought to represent a class of certain employees of Busch Entertainment Corporation, which was divested on 1 December 2009, and the four Metal Container Corporation plants which were divested on 1 October 2009. He also sought to represent certain employees of any other Anheuser-Busch Companies, Inc. (ABC) subsidiary that had been divested or may be divested during the 18 November 2008 and 17 November 2011 period. The lawsuit contained claims that the class was entitled to enhanced retirement benefits under sections 4.3 and 19.11(f) of the Anheuser-Busch Companies’ Salaried Employees’ Pension Plan (the “Plan”). Specifically, plaintiff alleged that the divestitures resulted in his “involuntarily termination” from “ABC and its operating division and subsidiaries” within three years of the 18 November 2008 ABC/InBev merger, which allegedly triggered the enhanced benefits under the Plan. The lawsuit claimed that by failing to provide the class members with these enhanced benefits, AB InBev, et al. breached their fiduciary duties under ERISA. The complaint sought punitive damages and attorneys’ fees. On 16 July 2010, the Court ruled that the claims for breach of fiduciary duty and punitive damages were not proper. The Court also found that Angevine did not exhaust his administrative remedies, which he must first do before filing a lawsuit. Angevine filed an appeal of this ruling with the Eighth Circuit Court of Appeals. On 22 July 2011, the Court of Appeals affirmed the decision of the lower court. No further appeals were filed.

On 15 September 2010, AB InBev and several of its related companies were sued in Federal Court for the Southern District of Ohio in a lawsuit entitled Rusby Adams et al. v. AB InBev et al. This lawsuit was filed by four employees of Metal Container Corporation’s facilities in Columbus, Ohio, Gainesville, Florida, and Ft. Atkinson, Wisconsin that were divested on 1 October 2009. Similar to the Angevine lawsuit, these plaintiffs seek to represent a class of participants of the Anheuser-Busch Companies’ Inc. Salaried Employees’ Pension Plan (the “Plan”) who had been employed by Anheuser-Busch Companies, Inc. subsidiaries that had been or may be divested during the period of 18 November 2008 and 17 November 2011. The plaintiffs also allege claims similar to the Angevine lawsuit: (1) that they are entitled to benefits under section 19.11(f) of the Plan; (2) that the denial of benefits was a breach of fiduciary duty. AB InBev believed that it has defenses to these claims, and filed a Motion to Dismiss. On April 25, 2011, the Court dismissed the breach of fiduciary duty claims, and the only remaining claim is for benefits under section 19.11(f). The Company intends to vigorously defend against the lawsuit.

32.	RELATED PARTIES

TRANSACTIONS WITH DIRECTORS AND EXECUTIVE BOARD MANAGEMENT MEMBERS (KEY MANAGEMENT PERSONNEL)

In addition to short-term employee benefits (primarily salaries) AB InBev’s executive board management members are entitled to post-employment benefits. More particular, members of the executive board management participate in the pension plan of their respective country – see also Note 24 Employee Benefits. Finally, key management personnel are eligible for the company’s share option, restricted stock and/or share swap program (refer Note 25 Share-based Payments). Total directors and executive board management compensation included in the income statement can be detailed as follows:

	2011		2010
Million US dollar	Directors	Executive board management	Directors	Executive board management

Short-term employee benefits	3	21	4	35
Post-employment benefits	—	3	—	2
Share-based payments	4	51	5	43

	7	75	9	80

Directors’ compensation consists mainly of directors’ fees. Key management personnel was not engaged in any transactions with AB InBev and did not have any significant outstanding balances with the company, with the exception of a consultancy agreement entered into between AB InBev and Mr. Busch IV in connection with the merger and which will continue until 31 December 2013. Under the terms of the consultancy agreement Mr. Busch IV received a lump sum cash payment of 10.3m US dollar in 2008. During the consultancy period Mr. Busch IV will be paid a fee of approximately 120 000 US dollar per month and Mr. Busch IV will be provided with an appropriate office in St Louis, Missouri, administrative support and certain employee benefits that are materially similar to those provided to full-time salaried employees of Anheuser-Busch. The mandate of Mr. Busch IV as a director of AB InBev expired in April 2011.

JOINTLY CONTROLLED ENTITIES

AB InBev reports its interest in jointly controlled entities using the line-by-line reporting format for proportionate consolidation. Significant interests in joint ventures include two distribution entities in Canada, two entities in Brazil, two in China and one in UK. None of these joint ventures are material to the company. Aggregate amounts of AB InBev’s interest are as follows:

Million US dollar	2011	2010

Non-current assets	129	113
Current assets	72	69
Non-current liabilities	162	99
Current liabilities	124	217
Result from operations	17	11
Profit attributable to equity holders of AB InBev	4	1

TRANSACTIONS WITH ASSOCIATES

AB InBev’s transactions with associates were as follows:

Million US dollar	2011	2010

Gross profit	259	36
Current assets	6	8
Current liabilities	9	11

TRANSACTIONS WITH PENSION PLANS

AB InBev’s transactions with pension plans mainly comprise 9m US dollar other income from pension plans in US and 6m US dollar other income from pension plans in Brazil.

TRANSACTIONS WITH GOVERNMENT-RELATED ENTITIES

AB InBev has no material transactions with government-related entities.

33.	EVENTS AFTER THE BALANCE SHEET DATE

None.

34.	AB INBEV COMPANIES

Listed below are the most important AB InBev companies. A complete list of the company’s investments is available at AB InBev NV, Brouwerijplein 1, B-3000 Leuven, Belgium. The total number of companies consolidated (fully, proportional and equity method) is 354.

LIST OF MOST IMPORTANT FULLY CONSOLIDATED COMPANIES

NAME AND REGISTERED OFFICE OF FULLY CONSOLIDATED COMPANIES	% OF ECONOMIC INTEREST AS AT 31 DECEMBER 2011

ARGENTINA
CERVECERIA Y MALTERIA QUILMES SAICA y G - Charcas 5160 - Buenos Aires	61.90

BELGIUM
AB INBEV NV - Grote Markt 1 - 1000 - Brussel	Consolidating Company
BRASSERIE DE L’ABBAYE DE LEFFE S.A. - Place de l’Abbaye 1 - 5500 - Dinant	98.54
BROUWERIJ VAN HOEGAARDEN N.V. - Stoopkensstraat 46 - 3320 - Hoegaarden	100.00
COBREW N.V. - Brouwerijplein 1 - 3000 - Leuven	100.00
INBEV BELGIUM N.V. - Industrielaan 21 - 1070 - Brussel	100.00

BOLIVIA
CERVECERIA BOLIVIANA NACIONAL S.A. - Av. Montes 400 and Chuquisaca Street - La Paz	61.90

BRAZIL
CIA DE BEBIDAS DAS AMERICAS - AMBEV BRASIL - Rua Dr. Renato Paes de Barros, 1017, 4° Andar (parte), cj. 44 e 42 - Itaim Bibi, Sao Paulo	61.90

CANADA
LABATT BREWING COMPANY LIMITED - 207 Queen’s Quay West, Suite 299 - M5J 1A7 - Toronto	61.90

CHILE
CERVECERIA CHILE S.A. - Av. Presidente Eduardo Frei Montalva 9600 - Quilicura	61.90

CHINA
BUDWEISER WUHAN INTERNATIONAL BREWING COMPANY LIMITED - Qingduankou Shang Shou - Hanyang District - Wuhan City - Hubei 430051	97.06
HARBIN BREWING COMPANY LIMITED - 20 Youfang Street - Xiangfang District - Harbin, Heilongjiang Province	100.00
INBEV (ZHOUSHAN) BREWERY CO LTD - No.1 Linggang Yi Road, Linggang industrial area, Dinghai District - Zhou Shan	100.00
INBEV BAISHA (HUNAN) BREWERY CO LTD - No. 304 Shao Shan Zhong Lu - Changsha	100.00
INBEV DOUBLE DEER GROUP CO LTD - 419 Wu Tian Street - Wenzhou	55.00
INBEV JINLONGQUAN (HUBEI) BREWERY CO LTD - 89 Chang Ning Street - Jingmen	60.00
INBEV JINLONGQUAN (XIAOGAN) BREWERY CO LTD - No. 198 Chengzhan Street - Xiaogan	60.00
INBEV KK (NINGBO) BREWERY CO LTD - Yiyiang Zhen, 315000 - Ningbo	100.00
INBEV SEDRIN BREWERY Co, Ltd - 660 Gong Ye Road, Putian Hanjiang District - Fujiang	100.00
INBEV SHILIANG (ZHEJIANG) BREWERY CO LTD. - 159, Qi Xia Dong Road - Cheng Guan, Tiantai County	100.00
INBEV ZHEDONG (ZHEHIANG) BREWERY CO. LTD - Yiyiang Zhen, 315000 - Ningbo	100.00
NANJING INBEV JINLING BREWERY CO. LTD - Qi Li Qiao, Yiang Pu District - 211800	100.00

DOMINICAN REPUBLIC
COMPAÑIA CERVECERA AMBEV DOMINICANA C. por A - Av. San Martin, 279 - Apartado Postal 723 - Santo Domingo	61.90

ECUADOR
COMPAÑIA CERVECERA AMBEV ECUADOR S.A. - Av. Amazonas E4-69 y Av. Patria - Quito	61.90

FRANCE
AB - INBEV FRANCE S.A.S. 38 Allée Vauban 59110 La Madeleine	100.00

GERMANY
BRAUEREI BECK GmbH & CO. KG - Am Deich 18/19 - 28199 - Bremen	100.00
BRAUEREI DIEBELS GmbH & CO.KG - Brauerei-Diebels-Strasse 1 - 47661 - Issum	100.00
BRAUERGILDE HANNOVER AG - Hildesheimer Strasse 132 - 30173 - Hannover	100.00
HAAKE-BECK BRAUEREI GmbH & Co. KG - Am Deich 18/19 - 28199 - Bremen	99.96
HASSERÖDER BRAUEREI GmbH - Auerhahnring 1 - 38855 - Wernigerode	100.00
ANHEUSER-BUSCH INBEV GERMANY HOLDING GmbH - Am Deich 18/19 - 28199 - Bremen	100.00
SPATEN - FRANZISKANER - BRÄU GmbH - Marsstrasse 46 + 48 - 80335 - München	100.00

GRAND DUCHY OF LUXEMBURG
BRASSERIE DE LUXEMBOURG MOUSEL - DIEKIRCH - 1, Rue de la Brasserie - L-9214 - Diekirch	95.82

INDIA
CROWN BEERS INDIA LIMITED - #8-2-684/A, Road No. 12 - Banjara Hills, Hyderabad 500034 - Andhra Pradesh	100.00

PARAGUAY
CERVECERIA PARAGUAYA S.A. - Ruta Villeta KM 30 - Ypané	61.90

PERU
COMPANIA CERVECERA AMBEV PERU SAC - Av. Los Laureles Mz. A Lt. 4 del Centro Poblado Menor Santa Maria de s/n Huachipa - Lurigancho, Chosica City Lima 15	61.90

NAME AND REGISTERED OFFICE OF FULLY CONSOLIDATED COMPANIES	% OF ECONOMIC INTEREST AS AT 31 DECEMBER 2011

RUSSIA
OAO SUN INBEV - 28 Moscovskaya Street, Moscow region - 141600 - Klin	99.95

THE NETHERLANDS
INBEV NEDERLAND N.V. - Ceresstraat 1 - 4811 CA - Breda	100.00
INTERBREW INTERNATIONAL B.V. - Ceresstraat 1 - 4811 CA - Breda	100.00

UKRAINE
PJSC SUN InBev Ukraine - 30V Fizkultury St - 03680 - Kyiv	98.29

US
ANHEUSER-BUSCH COMPANIES, LLC. - One Busch Place - St. Louis, MO 63118	100.00
ANHEUSER-BUSCH INTERNATIONAL, INC. - One Busch Place - St. Louis, MO 63118	100.00
ANHEUSER-BUSCH PACKAGING GROUP, INC. - 3636 S. Geyer Road - Sunset Hills, MO 63127	100.00

UNITED KINGDOM
BASS BEERS WORLDWIDE LIMITED - Porter Tun House, 500 Capability Green - LU1 3LS - Luton	100.00
INBEV UK LTD - Porter Tun House, 500 Capability Green - LU1 3LS - Luton	100.00

URUGUAY
CERVECERIA Y MALTERIA PAYSSANDU S.A. - Rambla Baltasar Brum, 2933 - 11800 - Payssandu	61.90

LIST OF MOST IMPORTANT ASSOCIATED COMPANIES

NAME AND REGISTERED OFFICE OF ASSOCIATES	% OF ECONOMIC INTEREST AS AT 31 DECEMBER 2011

Mexico
GRUPO MODELO S.A.B. de C.V. - Torre Acuario - Javier Barros Sierra No 555 - Piso 6 - Colonia Zedec Santa Fe - Delagacion Alvaro Obregon - 01210 México, D.F.	50.35

Information to our shareholders

EARNINGS, DIVIDENDS, SHARE AND SHARE PRICE

	2011	2010	2009	2008	2007 restated[1]

Cash flow from operating activities (usd per share)	7.83	6.22	5.76	5.54	5.69
Normalized earnings per share (usd per share)	4.04	3.17	2.48	2.51	2.61
Dividend (euro per share)	1.20	0.80	0.38	0.28	2.44

Share price high (euro per share)	47.35	46.33	36.80	39.1	43.1
Share price low (euro per share)	33.85	33.50	16.34	10.0	29.8
Year-end share price (euro per share)	47.31	42.80	36.40	16.6	35.6

Weighted average number of ordinary shares (million shares)	1 595	1 592	1 584	999	976
Diluted weighted average number of ordinary shares (million shares)	1 614	1 611	1 593	1 000	981
Volume of shares traded (million shares)	652	588	798	825	453

AB INBEV SHARE PRICE EVOLUTION COMPARED TO DOW JONES

EURO STOXX 50

[1]	In accordance with IAS33, historical data per share have been adjusted by an adjustment ratio of 0.6252 following the capital increase in December 2008.

INFORMATION ON THE AUDITORS’ ASSIGNMENTS AND RELATED FEES

AB InBev’s Statutory auditor is PricewaterhouseCoopers Bedrijfsrevisoren cvba, represented by Yves Vandenplas, engagement partner.

Base fees for auditing the annual financial statements of AB InBev and its subsidiaries are determined by the general meeting of shareholders after review and approval by the company’s audit committee and Board of Directors.

Fees for 2011 in relation to services provided by PricewaterhouseCoopers Bedrijfsrevisoren amounted to 2 154k US dollar (2010: 2 824k US dollar), which was composed of audit services for the annual financial statements of 1 837k US dollar (2010: 1 745k US dollar), tax services of 72k US dollar (2010: 317k US dollar), audit related services of 176k US dollar (2010: 500k US dollar) and other services of 69k US dollar (2010:262k US dollar). Audit related services mainly relate to services incurred in connection with rights and bonds issuance, interim dividends and capital increases. Other services mainly relate to services incurred in connection with due diligence, all of which have been pre-approved by the company’s audit committee.

Fees for 2011 in relation to services provided by other offices in the PricewaterhouseCoopers network amounted to 13 012k US dollar (2010: 9 940k US dollar), which was composed of audit services for the annual financial statements of 6 693k US dollar (2010: 5 768k US dollar), tax services of 5 324k US dollar (2010: 4 071k US dollar), audit related services of 595k US dollar (2010: 0k US dollar) and other services of 400k US dollar (2010: 101k US dollar).

FINANCIAL CALENDAR

Publication of 2011 results	8 March 2012
Annual report 2011 available on www.ab-inbev.com	8 March 2012
General shareholders meeting	25 April 2012
Dividend: ex-coupon date	27 April 2012
Publication of first quarter results	30 April 2012
Publication of half year results	31 July 2012
Publication of third quarter results	31 October 2012

INVESTOR RELATIONS CONTACT

Media	Investors
Marianne Amssoms	Graham Staley
Tel: +1-212-573-9281	Tel: +1-212-573-4365
E-mail: marianne.amssoms@ab-inbev.com	E-mail: graham.staley@ab-inbev.com

Karen Couck	Thelke Gerdes
Tel: +32-16-27-69-65	Tel: +32-16-27-68-88
E-mail: karen.couck@ab-inbev.com	E-mail: thelke.gerdes@ab-inbev.com

Excerpt from the AB InBev NV separate (non-consolidated) financial statements prepared in accordance with Belgian GAAP

The following information is extracted from the separate Belgian GAAP financial statements of AB InBev NV. These separate financial statements, together with the management report of the Board of Directors to the general assembly of shareholders as well as the auditors’ report, will be filed with the National Bank of Belgium within the legally foreseen time limits. These documents are also available on request from: AB InBev NV, Brouwerijplein 1, 3000 Leuven.

It should be noted that only the consolidated financial statements as set forth above present a true and fair view of the financial position and performance of the AB InBev group.

Since AB InBev NV is essentially a holding company, which recognizes its investments at cost in its non-consolidated financial statements, these separate financial statements present no more than a limited view of the financial position of AB InBev NV. For this reason, the Board of Directors deemed it appropriate to publish only an abbreviated version of the non-consolidated balance sheet and income statement prepared in accordance with Belgian GAAP as at and for the year ended 31 December 2011.

The statutory auditor’s report is unqualified and certifies that the non-consolidated financial statements of AB InBev NV prepared in accordance with Belgian GAAP for the year ended 31 December 2011 give a true and fair view of the financial position and results of AB InBev NV in accordance with all legal and regulatory dispositions.

ABBREVIATED NON-CONSOLIDATED BALANCE SHEET

Million euro	2011	2010

ASSETS

Non-current assets
Intangible assets	141	142
Property, plant and equipment	83	64
Financial assets	49 664	32 700

	49 888	32 906

Current assets	2 357	831

Total assets	52 245	33 737

EQUITY AND LIABILITIES

Equity
Issued capital	1 237	1 236
Share premium	13 139	13 123
Legal reserve	124	124
Reserves not available for distribution	267	405
Reserves available for distribution	254	116
Profit carried forward	22 366	5 795

	37 387	20 799

Provisions and deferred taxes	154	155

Non-current liabilities	6 293	8 160

Current liabilities	8 411	4 623

Total equity and liabilities	52 245	33 737

ABBREVIATED NON-CONSOLIDATED INCOME STATEMENT

Million euro	2011	2010

Operating income	599	820
Operating expenses	(313)	(602)

Operating result	286	218

Financial result	3 146	(202)
Extraordinary result (tax exempted intragroup capital gains on share transfer)	15 059	37

Result for the year available for appropriation	18 491	53

Glossary

AGGREGATED WEIGHTED NOMINAL TAX RATE

Calculated by applying the statutory tax rate of each country on the taxable basis of each entity and by dividing the resulting tax charge by that taxable basis.

DILUTED EPS

Profit attributable to equity holders of AB InBev divided by the fully diluted weighted average number of ordinary shares.

DILUTED WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES

Weighted average number of ordinary shares, adjusted by the effect of share options on issue.

EBIT

Profit from operations.

EBITDA

Profit from operations plus depreciation, amortization and impairment.

EPS

Profit attributable to equity holders of AB InBev divided by the weighted average number of ordinary shares.

INVESTED CAPITAL

Includes property, plant and equipment, goodwill and intangible assets, investments in associates and equity securities, working capital, provisions, employee benefits and deferred taxes.

MARKETING EXPENSES

Include all costs relating to the support and promotion of the brands. They include among others operating costs (payroll, office costs, etc.) of the marketing department, advertising costs (agency costs, media costs, etc.), sponsoring and events, and surveys and market research.

NET CAPEX

Acquisitions of property, plant and equipment and of intangible assets, minus proceeds from sale.

NET DEBT

Non-current and current interest-bearing loans and borrowings and bank overdrafts, minus debt securities and cash.

NON-RECURRING ITEMS

Items of income or expense which do not occur regularly as part of the normal activities of the company.

NORMALIZED

The term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS, effective tax rate) before non-recurring items. Non-recurring items are items of income or expense which do not occur regularly as part of the normal activities of the company and which warrant separate disclosure because they are important for the understanding of the underlying results of the company due to their size or nature. AB InBev believes that the communication and explanation of normalized measures is essential for readers of its financial statements to understand fully the sustainable performance of the company. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as an indicator of the company’s performance.

NORMALIZED DILUTED EPS

Diluted EPS adjusted for non-recurring items.

NORMALIZED EBIT

Profit from operations adjusted for non-recurring items.

NORMALIZED EBITDA

Profit from operations adjusted for non-recurring items, plus depreciation, amortization and impairment.

NORMALIZED EFFECTIVE TAX RATE

Effective tax rate adjusted for non-recurring items.

NORMALIZED EPS

EPS adjusted for non-recurring items.

NORMALIZED PROFIT

Profit adjusted for non-recurring items.

NORMALIZED PROFIT FROM OPERATIONS

Profit from operations adjusted for non-recurring items.

PAY OUT RATIO

Gross dividend per share multiplied by the estimated number of ordinary shares outstanding at the dividend record date, divided by normalized profit attributable to equity holders of AB InBev.

REVENUE

Gross revenue less excise taxes and discounts.

SALES EXPENSES

Include all costs relating to the selling of the products. They include among others the operating costs (payroll, office costs, etc.) of the sales department and the sales force.

SCOPE

Financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scopes. A scope represents the impact of acquisitions and divestitures, the start-up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year-over-year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business.

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES

Number of shares outstanding at the beginning of the period, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighing factor.

WORKING CAPITAL

Includes inventories, trade and other receivables and trade and other payables, both current and non-current.